As filed with the Securities and Exchange Commission on August 4, 2004

Registration Number 333-115486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

EL POLLO LOCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	33-0377527
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Pamela R. Milner, Esq.

El Pollo Loco, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

(949) 399-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven L. Grossman, Esq.

O’Melveny & Myers LLP

1999 Avenue of the Stars

Los Angeles, California 90067

Telephone: (310) 553-6700

Fax: (310) 246-6779

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, or the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated August 4, 2004

PROSPECTUS

El Pollo Loco, Inc.

Offer to Exchange

$110,000,000 Aggregate Principal Amount of 9¼% Senior Secured Notes due 2009

that have been registered under the Securities Act of 1933, as amended,

for any and all outstanding

$110,000,000 Aggregate Principal Amount of 9¼% Senior Secured Notes due 2009

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $110,000,000 aggregate principal amount of our registered 9¼% Senior Secured Notes due 2009, which we refer to as the exchange notes, in integral multiples of $1,000 in principal amount, for a like principal amount of our outstanding 9¼% Senior Secured Notes due 2009, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

We will accept for exchange any and all old notes validly tendered and not withdrawn prior to 5:00 pm., New York City time, on                  , 2004 unless extended. We will not receive any proceeds from the exchange offer.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

You should carefully review the Risk Factors beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004.

i

PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and the exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in “Risk Factors” before making an investment decision. In this prospectus, unless indicated otherwise, “EPL,” the “company,” “we,” “us,” and “our” refer to El Pollo Loco, Inc., the issuer of the notes. El Pollo Loco, Inc. does not have any subsidiaries. References in this prospectus to “our restaurant system” mean both company-operated and franchised restaurants. Unless otherwise indicated, references in this prospectus to “our restaurants” or results or statistics attributable to one or more restaurants without expressly identifying them as company-operated, franchise or the entire restaurant system mean our company-operated restaurants only. System wide sales include restaurant-level sales for company-operated restaurants plus sales reported to us by our franchisees. We have proprietary rights to a number of trademarks important to our business, including El Pollo Loco®, Pollo Bowl® and certain other names used by our restaurants. All other trademarks or service marks referred to in this prospectus are the property of their respective owners and are not our property. We use a 52-, 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal year 2003, which ended December 31, 2003, was a 53-week fiscal year. Because fiscal 2003 had 53 weeks as compared to a normal 52 weeks, we have included in this prospectus same-store sales comparisons for periods in 2003 compared to 2004 on a calendar month basis. Therefore, the first quarter fiscal year 2003 and 2004 comparisons compare weeks two through 14 of fiscal 2003 with weeks one through 13 of fiscal 2004. Unless otherwise indicated, all other comparisons in this prospectus between the first quarters of fiscal years 2003 and 2004 refer to the 13-week periods ended March 26, 2003 and March 31, 2004.

Our Company

We are the nation’s leading quick service restaurant, or QSR, chain specializing in marinated, flame-grilled chicken. In fiscal year 2003, we had an approximately 4% market share of the aggregate sales of the top seven chicken QSR chains nationwide. Our chicken is marinated fresh each day, cooked in-restaurant on grills directly in front of our customers and served directly off the grill. We serve our authentic recipe flame-grilled chicken in individual and family-size meals, and it is the key ingredient in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, Pollo Bowls and Pollo Salads. Our brand concept and price points are strategically positioned to straddle the QSR and fast casual segments of the restaurant industry. We offer our customers healthy, freshly prepared food typically found in fast casual restaurants, but with the convenience and value typically available only at traditional QSR chains.

As of March 31, 2004, our restaurant system consisted of 137 company-operated and 179 franchised locations. Our 316 restaurants are located principally in California with additional restaurants in Arizona, Nevada and Texas. Our typical restaurant is a free-standing building with drive-thru capability that ranges in size from 2,200 to 2,600 square feet with seating for approximately 60 customers. In fiscal 2003, the average unit volume, or AUV, which measures per-restaurant sales for restaurants open for the entire fiscal year, for our company-operated restaurants was (after adjusting average unit volume to reflect a 52-week year) approximately $1.4 million. For fiscal year 2003, our AUV was among the highest AUV of any QSR chain in the five county Los Angeles designated market area, or the greater Los Angeles area, and the fifth highest AUV for QSR chains nationwide. Our restaurants system wide have demonstrated simple unweighted average same store sales growth of 5.0% for the five most recently completed fiscal years. Same store sales for restaurants system wide grew by 5.9%, 0.6% and 4.2% for fiscal years 2001, 2002 and 2003, respectively, in each case relative to the prior year.

Our authentic concept originated in Guasave, Mexico in 1975 and the first U.S. El Pollo Loco restaurant was opened in Los Angeles in 1980. Our menu features approximately 50 items and we are continually developing new menu offerings. Individual and family-size meal quantities of our marinated, flame-grilled chicken are popular with our customers for restaurant dining or home meal replacement during dinnertime, while other more portable chicken-based Mexican entrees, such as burritos, quesadillas, Pollo Bowls and made-to-order Pollo Salads appeal to customers at lunch-time or on the go. The breadth of our menu helps to generate significant customer traffic throughout the day and a balanced mix between lunch and dinner sales. We believe we have a high average check due to the large, bundled meals we offer. For fiscal 2003, the average customer transaction in our restaurants was $8.34, which is higher than that of a typical QSR restaurant.

Industry Overview

According to the National Restaurant Association, a restaurant industry trade association, QSR sales are projected to increase 3.9% to $123.9 billion in 2004 from 2003.

According to Consumer Reports on Eating Share Trends, a market research service that monitors consumer purchases at restaurants, QSR sales growth has outpaced the total restaurant industry in nine out of the 13 years from 1990 to 2002, making it the second fastest growing segment within the restaurant industry. The QSR segment and the restaurant market are growing as the aging of the baby boomer population has led to an increase in the restaurant market’s share of consumer dollars spent on food from 36.8% in 1955 to 46% in 2002, which percentage is expected to increase to 53% by 2010, based on industry surveys.

The fast casual segment of the restaurant industry, estimated at $1 billion by Technomic, Inc., a marketing research firm serving the food and food service industries whose Executive Vice President serves as one of our directors, is small but growing rapidly. Growth of the fast casual segment is driven by the growing number of consumers who demand casual-dining quality food and dining experience in a quick and convenient QSR delivery format and at a near-QSR price.

According to the U.S. Department of Agriculture, annual per capita consumption of chicken in the United States increased 54.6% from 1982 to 2001, while annual per capita consumption of beef declined 13.0% and pork increased 4.5%, respectively. Consumer awareness of the health and nutritional characteristics of chicken is a major factor influencing the growth in chicken consumption. Such health and nutritional characteristics include lower levels of fat, cholesterol and calories per pound relative to beef and pork. In addition, we believe that consumers are moving away from fried chicken towards other healthier cooking alternatives.

Our Corporate Structure and Outstanding Debt

The following chart illustrates our corporate structure and certain debt obligations as of March 31, 2004.

(1)	Undrawn except for $4.6 million in outstanding letters of credit.
(2)	Comprised of capital leases and notes payable.

We are a Delaware corporation that incorporated on October 2, 1989. Our headquarters are located at 3333 Michelson Drive, Suite 550, Irvine, California 92612. Our telephone number is (949) 399-2000 and our website is located at http://www.elpolloloco.com. The content of our website is not part of this prospectus.

THE EXCHANGE OFFER

Background of the Old Notes

On December 19, 2003, we issued $110,000,000 aggregate principal amount of our 9¼% Senior Secured Notes due 2009, or the old notes, to Jefferies & Company, Inc., as the initial purchaser, in a transaction exempt from the registration requirements of the Securities Act. The initial purchaser then sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchaser in which we agreed to deliver to you this prospectus and to use our commercially reasonable efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the old notes.

The Exchange Offer

We are offering to issue up to $110,000,000 aggregate principal amount of 9¼% Senior Secured Notes due 2009, or the exchange notes, in exchange for an identical aggregate principal amount of old notes. Old notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and will not be entitled to additional interest under the circumstances specified in the registration rights agreement. We will issue and deliver the exchange notes promptly after the expiration of the exchange offer.

Resale of Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you acquire, or the person or entity receiving the exchange notes acquires, the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of El Pollo Loco, Inc., as that term is defined in Rule 405 under the Securities Act.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. See “Plan of Distribution.”

We have not submitted a request for a no-action letter to the SEC and there can be no assurance that the SEC would make a similar determination with respect to the exchange offer. If you do not meet the conditions described above, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Expiration Date	5:00 p.m., New York City time, on , 2004, or the Expiration Date, unless, in our sole discretion, we extend the exchange offer.

Withdrawal Rights	You may withdraw old notes at any time before 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer

The exchange offer is subject to certain customary conditions, including a determination in our reasonable judgment that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any other government agency or court of competent jurisdiction. We may waive these conditions, in which event such waiver will apply equally to all tendering holders. See “The Exchange Offer—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange

Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the old notes. See “The Exchange Offer—Purpose and Effect.”

Material U.S. Federal Income Tax Consequences

The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “Material United States Federal Income Tax Consequences.”

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

THE EXCHANGE NOTES

Issuer	El Pollo Loco, Inc.

Securities Offered	$110,000,000 aggregate principal amount of 9¼% Senior Secured Notes due 2009, or the notes.

Maturity Date	December 15, 2009.

Interest Rate	The notes will bear interest at the rate of 9¼% per year, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2004.

Ranking	The notes will rank:

•	senior in right of payment to any future subordinated indebtedness;

•	except with respect to payments from the liquidation of collateral securing first-priority liens, equal in right of payment with all other existing and future senior indebtedness but, to the extent of the security interests, effectively senior to all of our existing and future unsecured indebtedness and unsecured trade credit; and

•	effectively junior to (i) our obligations under our senior credit facility and any other obligations secured by a first-priority lien on the collateral securing the notes, to the extent of the value of such collateral and (ii) our obligations under our senior credit facility and any other obligations that are secured by a lien on assets that are not part of the collateral securing the notes, to the extent of the value of such assets.

Security Interest

The notes will be secured on a second-priority basis by a security interest in substantially all of our and our future domestic restricted subsidiaries’ assets (other than Excluded Assets), and on our and our future domestic subsidiaries’ stock.

Intercreditor Agreement	Pursuant to an intercreditor agreement, the liens securing the notes will be second in priority to all liens that secure:

•	obligations under our senior credit facility, and;

•	certain other priority lien indebtedness permitted to be incurred under the indenture governing the notes.

Pursuant to the intercreditor agreement, the second-priority liens securing the notes may not be enforced at any time when any obligations secured by first-priority liens are outstanding. The holders of the first-priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first-priority liens are paid in full in cash and the commitments with respect thereto are terminated.

Optional Redemption	After December 15, 2006, we may redeem some or all of the notes at any time at the redemption prices listed under “Description of the Exchange Notes—Optional Redemption.”

In addition, on or before December 15, 2006, we may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings at the redemption prices listed under “Description of the Exchange Notes—Optional Redemption.” We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the notes remains outstanding.

Change of Control

If we experience a change of control, each holder of the notes will have the right to require us to repurchase all or any part of that holder’s notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any.

Asset Sale Proceeds

If we sell certain assets and do not apply the proceeds as required, we may have to use the proceeds to offer to repurchase notes at an offer price in cash equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any.

Certain Covenants	The indenture governing the notes will, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends, redeem stock or make other distributions;

•	issue stock of our subsidiaries;

•	make certain investments or acquisitions;

•	grant liens on our assets;

•	enter into transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes—Certain Covenants” for more details.

Use of Proceeds	We will not receive any proceeds upon the completion of the exchange offer.

SUMMARY HISTORICAL FINANCIAL DATA

The following table contains summary historical financial data for fiscal 2001, 2002 and 2003 and for the three months ended March 26, 2003 and March 31, 2004. The summary financial data for fiscal 2001, 2002 and 2003 are derived from our audited financial statements contained elsewhere in this prospectus. The summary financial data for the three months ended March 26, 2003 and March 31, 2004 are derived from our unaudited financial statements contained elsewhere in this prospectus. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Fiscal Years			Three Months Ended
	2001	2002	2003	3/26/03	3/31/04
	(dollars in thousands)
Income Statement Data:
Restaurant revenue	$174,818	$182,549	$193,220	$43,004	$50,454
Franchise revenue	11,719	12,683	13,226	2,976	3,387

Total operating revenue	186,537	195,232	206,446	45,980	53,841
Product cost	52,740	55,116	58,430	13,156	15,554
Payroll and benefits	47,821	51,983	53,608	12,615	14,007
Depreciation and amortization	13,951	13,007	12,896	2,995	3,176
Other operating expenses	53,249	54,494	60,748	14,155	14,668

Operating income	$18,776	$20,632	$20,764	$3,059	$6,436

Net income	$4,917	$7,557	$7,587	$874	$1,684

Other Financial Data:
Capital expenditures	14,140	10,382	12,262	1,857	2,121

As of December 31, 2003
(dollars in thousands)
Other Pro Forma Data:
Pro forma interest expense(1)	$13,300
Pro forma net income(2)	4,472

	Fiscal Years			Three Months Ended
	2001	2002(3)	2003	3/26/03	3/31/04
Restaurant Data:	(dollars in thousands)
Restaurant count (end of period):
Company-operated	136	134	136	134	137
Franchised	157	172	178	173	179

Total	293	306	314	307	316
System same store sales increase	5.9%	0.6%	4.2%	(0.6)%	13.1%

As of March 31, 2004
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,190
Net property, plant and equipment	64,588
Total assets	166,016
Total debt	131,806
Total stockholder’s deficiency	(932)

(1)	Pro forma interest expense is calculated by adjusting actual interest expense for fiscal 2003 to give effect to the sale of the old notes and the application of the net proceeds as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our borrowing of $11 million under the term loan portion of our senior credit facility and the repayment of $50.5 million to SunTrust Bank as if each had occurred on December 26, 2002, and assumes no borrowings under the revolving portion of our senior credit facility. We are not including any amortization of debt issuance costs for the notes or our senior credit facility that was approximately $6 million. Such costs are not a fixed charge for purpose of our indenture.
(2)	Pro forma net income is calculated by subtracting pro forma interest expense for fiscal 2003 from operating income and applying a tax rate of 40.1%, which was our effective marginal tax rate for fiscal 2003.
(3)	During 2002 we built six restaurants and sold eight restaurants to franchisees.

RISK FACTORS

This investment involves risks. Before participating in the exchange offer, you should carefully consider the following risk factors and all the other information contained in this prospectus.

Risks Related to the Exchange Notes and the Exchange Offer

The proceeds from the sale of the collateral securing the notes, after satisfying prior liens, may not be sufficient to pay all amounts owed under the notes.

For each of the reasons set forth below, there may not be sufficient collateral to pay all or any of the amounts due on the notes.

The existence of prior liens.

The collateral securing the notes is subject to a first-priority claim in favor of certain of our indebtedness, including our senior credit facility, which must be paid in full before the collateral can be used to pay the notes. Indebtedness under our senior credit facility and other senior secured indebtedness that we may incur in the future, referred to in this prospectus as priority lien debt, is and will be secured by a first-priority lien on substantially all of our tangible and intangible assets. In addition to the liens securing our senior credit facility, any liens existing on December 19, 2003, liens on assets we acquire that were in existence prior to the acquisition, and certain other liens will rank ahead of the liens securing the notes. The notes are secured by a second-priority lien on certain of the assets that secure the first-priority claims (but not by certain excluded assets, described below). In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the assets that are pledged as collateral securing both the first-priority claims and the notes must first be used to pay the first-priority claims in full before making any payments on the notes. There is no requirement that the holders of the first-priority claims first look to assets that do not secure the notes before foreclosing, selling or otherwise acting upon the collateral that secures both the first-priority claims and the notes.

Additionally, the notes will not have a security interest in any asset that we acquire or EPL Intermediate, Inc. acquires after December 19, 2003 if the holders of the priority lien obligations do not receive, or choose not to take, a security interest in that asset. The interests of the holders of priority lien obligations may be significantly different than those of the holders of notes. Accordingly, the decision by the holders of priority lien obligations to not take a security interest in an asset may be contrary to the interests of the holders of notes.

Absent the intercreditor agreement among the trustee, the administrative agent for the lenders under our senior credit facility and us, the failure by the lenders under the senior credit facility to perfect their liens properly might have allowed the security interests that secure the notes to assert first priority. The intercreditor agreement, however, bars the holders of notes from asserting such priority. In addition, to the extent that third parties, including lenders under any credit facility, enjoy liens permitted under our senior credit facility, such third parties will have rights and remedies with respect to the assets or property subject to such liens that, if exercised, could adversely affect the value of the collateral.

Potentially inadequate collateral.

In addition, the notes are secured by our assets and capital stock only to the extent those assets and capital stock constitute “collateral” under the security documents. Not all of our or EPL Intermediate, Inc.’s existing and future assets will be “collateral.” The only collateral provided by EPL Intermediate, Inc. will be a pledge of our capital stock. The notes will not be secured by any of the following assets that we currently own or may acquire in the future:

•	any agreement or contract the terms of which prohibit, or would be breached by, the grant of a security interest to secure the notes, to the extent that prohibition is legally enforceable;

•	any equity interests in any future foreign subsidiary formed after December 19, 2003 (unless the holders of priority lien obligations take a security interest in such equity interests);

•	any real property leasehold interests, including our leasehold interests in the 123 leased properties on which we operate restaurants;

•	certain assets subject to a capital lease, mortgage or other purchase money debt incurred to finance the acquisition of those assets; and

•	any asset sold or otherwise transferred in accordance with the indenture to any person other than us or any of our restricted subsidiaries.

No appraisal of the value of the collateral has been made in connection with the exchange offer and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. The tangible book value of our assets is substantially less than our pro forma indebtedness, including the notes. In addition, the portion of our going concern value attributable to our leasehold interests is uncertain. Because the collateral securing the notes does not and will not include any of our leasehold interests, any value attributed to such leasehold interests in a bankruptcy or similar proceeding would be shared with our unsecured creditors. Consequently, we cannot assure you that liquidating the collateral securing the notes would produce proceeds in an amount sufficient to pay any amounts due on the notes, in full or at all, after first satisfying our obligations in full under our senior credit facility and any other obligations secured by a first-priority lien on the collateral.

Any claim for the difference between the amount realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Imperfections with respect to the collateral.

The collateral securing the notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be or have been accepted by the lenders under our senior credit facility and other holders of first-priority liens on the collateral from time to time, whether existing on or after the date the notes are issued. Neither we nor the initial purchaser of the notes have analyzed the effect of such exceptions, limitations, imperfections and liens, and the existence of any could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

We did not and will not obtain title opinions or title insurance or confirm pre-existing title insurance on any of the 19 parcels of owned real property included in the collateral. Therefore, title to such assets, and the validity and priority of the mortgage liens placed on such assets for the benefit of the holders of notes, has not been and will not be verified by any third party and there will be no insurance to compensate for any defect in title or lien priority issues.

Holders of notes do not control decisions regarding collateral.

The holders of the priority lien obligations control substantially all matters related to the collateral securing the first-priority claims and the notes. The holders of priority lien obligations may cause the collateral agent under the applicable security agreements to dispose of, release, foreclose on, or exercise other remedies with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes.

In addition, prior to an event of default under the indenture, the security documents allow us to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes. Also, to the extent that we sell any assets that constitute collateral, the proceeds from such sale will be subject to the second-priority lien securing the notes only to the extent such proceeds would otherwise constitute “collateral” securing the notes under the security documents. To the extent that the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds.

The ability of the collateral agent to foreclose on the collateral may be limited.

The right of our secured creditors to foreclose on and sell collateral upon the occurrence of an event of default also could be subject to certain limitations under applicable federal bankruptcy laws if we become the subject of a case under the Bankruptcy Code. Various provisions of the Bankruptcy Code could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy case is commenced by or against us before the trustee repossesses and disposes of the collateral. Under the Bankruptcy Code, secured creditors, such as the holders of the notes, may be prohibited from repossessing their collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from such debtor, without prior bankruptcy court approval. Furthermore, other provisions of the Bankruptcy Code permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, a bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor additional or replacement liens as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due under our senior credit facility and, thereafter, the notes, the holders of the notes would hold (1) a secured claim to the extent of the value of the collateral to which the holders of the notes are entitled and (2) an unsecured claim with respect to the shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the secured creditor’s obligations secured by the collateral.

Moreover, secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. The collateral agent may therefore need to evaluate the impact of such potential liabilities before determining to foreclose on collateral consisting of real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the notes.

Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the trustee’s security interest in the collateral.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The collateral securing the notes includes certain assets that we may acquire in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The trustee and the collateral agent have no obligation to monitor the acquisition of, or the perfection of any security interests in, additional property or rights that constitute collateral. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes against third parties.

Our senior credit facility and the indenture for the notes impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our senior credit facility and the indenture for the notes impose significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including the notes) prior to stated maturities;

•	pay dividends on, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	create or incur liens;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	enter into certain transactions with affiliates;

•	make capital expenditures;

•	sell stock in our subsidiaries;

•	restrict dividends, distributions or other payments from our subsidiaries; and

•	otherwise conduct necessary corporate activities.

In addition, our senior credit facility requires us to maintain compliance with specified financial covenants.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the notes.

Federal and state fraudulent conveyance laws permit a court to void the notes or the security interests and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the grant of the security interests may be subject to review under federal and state fraudulent transfer and conveyance statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our or EPL Intermediate, Inc.’s unpaid creditors. Under these laws, if a court were to find that, at the time we issued the notes and EPL Intermediate, Inc. granted the security interest, we or EPL Intermediate, Inc.:

•	incurred the indebtedness or granted the security interest with the intent of hindering, delaying or defrauding present or future creditors, or

•	received less than the reasonably equivalent value or fair consideration for incurring the indebtedness or granting the security interest, and

•	were insolvent or rendered insolvent by reason of the incurrence,

•	were engaged or about to engage in a business transaction for which our or EPL Intermediate, Inc.’s assets constituted unreasonably small capital to carry on such business, or

•	intended to incur, or did incur, or believed that we or EPL Intermediate, Inc. would incur, debts beyond our or EPL Intermediate, Inc.’s ability to repay as they matured or became due,

then, such court might:

•	subordinate the notes or the security interests to our or EPL Intermediate, Inc.’s presently existing or future indebtedness,

•	void the issuance of the notes or the security interests or

•	take other actions detrimental to holders of the notes.

In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt that could result in acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•	the present fair salable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot predict:

•	what standard a court would apply in order to determine whether we or EPL Intermediate, Inc. were insolvent as of the date we or EPL Intermediate, Inc. issued the notes or granted the security interests, as applicable, or that regardless of the method of valuation, a court would determine that we or EPL Intermediate, Inc. were insolvent on that date; or

•	whether a court would not determine that the payments constituted fraudulent transfers on another ground.

Any pledge of collateral after December 19, 2003 might be avoidable in bankruptcy.

Any pledge of collateral in favor of the collateral agent after December 19, 2003, including pursuant to security documents delivered after such date, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (1) the pledgor is insolvent at the time of the pledge, (2) the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given, and (3) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of specific kinds of a change of control, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase. See “Description of the Exchange Notes—Repurchase at the Option of the Holders—Change of Control.”

We cannot assure you that, if a change of control offer is made, we will have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the rights described in “Description of the Exchange Notes—Events of Default and Remedies.”

In addition, the events that constitute a change of control under the indenture may also be events of default under our senior credit facility or other obligations we incur in the future. These events may permit the lenders under our senior credit facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our specified assets, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

There is no established trading market for the notes, and an active trading market may not develop for the notes. Therefore, you may not be able to sell the notes quickly or at the price that you paid.

There is no existing trading market for the exchange notes. We do not intend to list the old notes or the exchange notes on any national securities exchange or to seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchaser of the old notes has informed us that it intends to make a market in the exchange notes, the initial purchaser has no obligation to do so and may discontinue its market-making at any time without notice. In addition, market- making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. Although the old notes are eligible for trading in The PORTAL Market, there can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or the exchange notes or the price at which the holders would be able to sell their old notes or the exchange notes.

The liquidity of any trading market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

In addition, the market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the old notes and the exchange notes. The market for the old notes or exchange notes, if any, may be subject to similar disruptions that could adversely affect their value and liquidity.

Risks Related to our Indebtedness and our Business

Our substantial level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

We have substantial debt service obligations. As of March 31, 2004, we had approximately $131.8 million in total indebtedness outstanding. We also have the ability to borrow up to an additional $15.0 million (less the amount of letters of credit outstanding) under the revolving portion of our senior credit facility. Subject to restrictions in the indenture and our senior credit facility, we may incur additional indebtedness. Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to use for operations and other purposes;

•	all of the indebtedness outstanding under our senior credit facility will have a prior ranking claim on substantially all of our assets, and all of the indebtedness outstanding under our purchase money indebtedness, equipment financing and real estate mortgages will have a prior ranking claim on the underlying assets;

•	our ability to fund a change of control offer may be limited;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

We expect to use cash flow from operations to pay our expenses and amounts due under outstanding indebtedness, including interest payments on the notes. Our ability to make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including the notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then-existing debt (including the notes), sell assets or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our senior credit facility and the indenture, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect the value of the notes and our ability to pay the amounts due under the notes.

Food-borne illness incidents could reduce our restaurant sales.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third party food processors makes it difficult to monitor food safety compliance and increases the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our restaurants or a franchised restaurant could negatively affect our restaurant sales if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have a material adverse impact on their operations, and we cannot assure you that we can avoid a similar impact upon the occurrence of a similar incident at our restaurants.

Increases in the cost of chicken could materially and adversely affect our business, financial condition, results of operations and cash flows.

The principal food product our company operated and franchised restaurants use is chicken, and any material increase in the cost of chicken could materially adversely affect our operating results. During 2003, 2002 and 2001, the cost of chicken included in our product cost was approximately 12.8%, 13.1% and 13.3% of our restaurant revenue. Changes in the cost of chicken can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability and greater international demand for domestic chicken products. If we fail to anticipate and react to increasing food costs by adjusting our purchasing practices, our cost of sales may increase and our operating results could be adversely affected. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we purchase at prevailing market or contracted prices. Historically, we limited our exposure to chicken prices through contracts ranging in term from one to three years. The price that we pay for chicken increased as a result of our current chicken contracts, which expire in February 2005. If we cannot pass these price increases on to our customers, as we are attempting to do through menu price increases that we implemented in January 2004, the increase in the cost of chicken would materially adversely affect our business, financial condition, results of operations and cash flows.

Failure to receive frequent deliveries of food and other supplies could materially and adversely impact our business, financial condition, results of operations and cash flows.

Our and our franchisees’ ability to maintain consistent quality menu items depends in part upon our ability to acquire fresh food products, including the highest quality whole chickens and related items from reliable sources in accordance with our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of poultry diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which would adversely affect our business, financial condition, results of operations and cash flows. We have contracts with a limited number of suppliers of most chicken, food and other supplies for our restaurants. In addition, we have one company that distributes substantially all of the products we receive from suppliers. If that distributor or any of our suppliers do not perform adequately or if any one or more of such entities seeks to terminate its agreement or fails to perform as anticipated, or if there is any disruption in any of our supply or distribution relationships for any reason, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our inability to replace our distributor and our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause our company-operated or franchised restaurants to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter, as our customers may change their dining habits as a result.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flows.

Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business, financial condition, results of operations and cash flows. There can be no assurance that consumers will continue to regard our products favorably or that we will be able to develop new products that appeal to consumer preferences, which could have a material adverse affect on our business. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

The geographical concentration of our restaurants makes our business vulnerable to adverse developments in the greater Los Angeles area or the state of California.

Our company-operated and franchised restaurants in the greater Los Angeles area generate, in the aggregate, approximately 89% percent of our annual revenues. Our business will be materially adversely affected if we experience a significant decrease in revenues from these restaurants. Changes in the demographic or economic conditions in the greater Los Angeles area or the state of California could have a material adverse effect on our business.

We may not be able to compete successfully with other quick service and fast casual restaurants.

The food service industry, and particularly the QSR and fast casual segments, is intensely competitive. In addition, the greater Los Angeles area, the primary market in which we compete, includes the most competitive Mexican QSR and fast casual markets in the country. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our company-operated and franchised restaurants cannot compete successfully with other quick service and fast casual restaurants in new and existing markets, we could lose customers and our revenues may decline. Our company-operated and franchised restaurants compete with national and regional quick service and fast casual restaurant chains for customers, restaurant locations and qualified management and other restaurant staff. Compared to us, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located.

Our expansion into new markets may present additional risks that could materially and adversely affect the success of our new restaurants.

We expect to enter into new geographic markets in which we have no prior operating or franchising experience. We face challenges in entering new markets, including consumers’ lack of awareness of our brand, difficulties in hiring personnel and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. Any failure on our part to recognize or respond to these differences may adversely affect the success of our new restaurants. The failure of a significant number of the restaurants that we open in new markets could materially adversely affect our business, financial condition, results of operations and cash flows.

We intend to open additional restaurants, which could have a material and adverse effect on the business of existing restaurants near the new restaurants and materially and adversely affect our financial condition, results of operations and cash flows.

We are reviewing additional sites for potential future El Pollo Loco restaurants. Historically, there is a “ramp-up” period of time before we expect a new El Pollo Loco restaurant to achieve our targeted level of performance. This is due to higher operating costs caused by start-up and other temporary inefficiencies associated with expanding into new markets such as lack of market familiarity and acceptance and unavailability of experienced staff. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs; and

•	obtain, for an acceptable cost, required permits and regulatory approvals.

We may not be able to attract enough customers to new restaurants because potential customers may be unfamiliar with our restaurants or the atmosphere or menu of our restaurants might not appeal to them. In addition, as part of our growth strategy, we intend to open new restaurants in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the operating results and comparable unit sales for existing restaurants that are near the area in which a new restaurant opens may decline, and the new restaurant itself may not be successful, due to the close proximity of other restaurants and market saturation.

For these same reasons, many markets would not successfully support one of our restaurants. Our existing business support systems, management information systems, financial controls and other systems and procedures may be inadequate to support our expansion, which could require us to incur substantial expenditures that could materially adversely affect our operating results or cash flows.

We rely in part on our franchisees, and if our franchisees cannot develop or finance new restaurants or build them on suitable sites or open them on schedule, our growth and success may be affected.

We will rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. We occasionally have disputes with our franchisees and expect such disputes to occur in the future, which could materially adversely affect our business, financial condition, results of operations and cash flows. Although we have developed criteria to evaluate and screen prospective franchisees, there can be no assurance that franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas, and state franchise laws may limit our ability to terminate or modify these franchise arrangements. The failure of franchisees to operate franchises successfully could have a material adverse effect on us, our reputation, our brands and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees depend on financing from banks and other financial institutions in order to construct and open new restaurants. Also, we sublease certain restaurants to our franchisees. If any such franchisees cannot meet their financial obligations under the sublease, or otherwise fail to honor default under the terms of the sublease, we would be financially obligated under the master lease and could be materially adversely affected. Should these conditions continue into the future, the lack of adequate financing could adversely affect the number and rate of new restaurant openings by our franchisees and adversely affect our future franchise revenues.

Failure to support our expanding franchise system could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our disciplined growth strategy depends on expanding our franchise network, which will require the implementation of enhanced business support systems, management information systems, financial controls and other systems and procedures as well as additional management, franchise support and financial resources. We cannot assure you that we will be able to manage our expanding franchisee system effectively. Failure to provide our franchisees with adequate support and resources could materially adversely affect both our new and existing franchisees as well as cause disputes between us and our franchisees and lead to material liabilities. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Negative publicity relating to one of our restaurants, including our franchised restaurants, could reduce sales at some or all of our other restaurants.

We are, from time to time, faced with negative publicity relating to food quality, restaurant facilities, health inspection scores, employee relationships or other matters at one of our restaurants. Adverse publicity may negatively affect us, regardless of whether the allegations are valid or whether we are liable. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to totally unrelated food service businesses, if customers mistakenly associate such unrelated businesses with our own operations.

Changes in employment laws may materially and adversely affect our business, financial condition, results of operations and cash flow.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other salary and benefit requirements for employees classified as non-exempt. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, results of operations and cash flow:

•	minimum wages;

•	mandated health benefits (including under the California Health Insurance Act of 2003, which may take effect in 2006);

•	paid leaves of absence;

•	tax reporting; and

•	revisions in the tax payment requirements for employees who receive gratuities.

Labor shortages or increased labor costs could materially and adversely affect our business, financial condition, results of operations and cash flows.

Labor is a primary component in the cost of operating our company-operated and franchised restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, QSR operators have traditionally experienced relatively high employee turn-over rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We and our franchisees have been affected by increasing healthcare and workers’ compensation expenses impacting business in most industries including ours. To manage premium increases we have been required to self-insure through higher deductibles or otherwise. If we are exposed to material liabilities that are not insured it could materially adversely affect our financial condition, results of operations and cash flows.

We may be locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our current leases are non-cancelable and typically have initial terms of 20 years and two or three renewal terms of five years that we may exercise at our option. Leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. In connection with the acquisition of the company by EPL Intermediate, Inc., we assumed obligations under leases for closed restaurants that had a net present value of $1.1 million at March 31, 2004. These liabilities, if incurred, could have a material adverse effect on our business. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. We may close or relocate the restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant. We maintain a reserve for restaurant closures, but there can be no assurance that this reserve will cover our full exposure from all restaurant closures.

We are subject to extensive government regulations that could restrict our ability to operate or sell franchises and result in claims leading to increased costs.

We are subject to extensive government regulation at a federal, state and local government level. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters.

We are required to obtain and maintain governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

We are also subject to regulation by the Federal Trade Commission and subject to state and foreign laws that govern the offer, sale, renewal and termination of franchises and our relationship with our franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or fines or require us to make a rescission offer to franchisees, any of which could materially adversely affect our business and operating results. Such failure could also subject us to liability to our franchisees.

In addition, the Federal Americans with Disabilities Act and similar state laws prohibit discrimination on the basis of disability in public accommodations and employment. Mandated modifications to our facilities in the future to make different accommodations for persons with disabilities could result in material unanticipated expenses.

The failure to enforce and maintain our trademarks could materially and adversely affect our ability to establish and maintain brand awareness.

We have registered the names El Pollo Loco, Pollo Bowl and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

The contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and a company controlled by Pancho Ochoa, the founder of the first El Pollo Loco restaurant in Mexico. As partial consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. In April 2004, Mr. Ochoa brought an action in Texas State Court alleging we violated the agreement and claiming that right to use the name El Pollo Loco in Mexico should revert to Mr. Ochoa. In addition to breach of contract, Mr. Ochoa’s claim alleges other tort and contract claims. Mr. Ochoa has also brought actions in Mexico to prevent us from registering the name El Pollo Loco with the Mexican Trademark Office until this dispute is resolved. We believe that Mr. Ochoa’s claims are without merit and that, based on the rights we possess pursuant to the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, a failure to prevail in either or both of these actions could result in the loss of our ownership in Mexico of the trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

We franchise our restaurants to various franchisees. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation.

There can be no assurance that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S.

We are and could be party to litigation claims that could materially and adversely affect our business, financial condition, results of operations and cash flows by distracting management, increasing our expenses or subjecting us to potential money damages and other remedies.

We have recently been the subject of three putative class action lawsuits in which the plaintiffs alleged certain violations of California labor laws, including alleged improper classification of employees as exempt from certain wage requirements. With respect to one such lawsuit, we have entered into a settlement agreement and received final court approval thereof on March 9, 2004. The second lawsuit (in which we were named collectively with other defendants) was dismissed in January of 2004 but was refiled against us as an individual action. We are in the final stages of negotiating a settlement with the plaintiff in such lawsuit. A third such class action was filed on or about April 16, 2004 and served on us on April 19, 2004. Any settlement of or judgment arising from this lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment. Also, due to the nature of our business, we are from time to time the subject of other complaints or litigation. Such litigation may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operations and cash flows. See “Business—Legal Matters.”

We may become subject to liabilities arising from environmental laws that could materially and adversely affect our business and results of operations.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities resulting from lawsuits brought by private litigants, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. Many of our properties are located on sites that we know or suspect to have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we principally lease most of these properties or when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at any of these properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

One of our leased facilities is located on a site that has been designated as a federal “Superfund site” for cleanup of hazardous substances. We do not believe that we have contributed to the contamination at this site and have not been named as a potentially responsible party with respect to this site. However, we cannot assure you that we will not be named as a potentially responsible party with respect to this site in the future. If we are named as a potentially responsible party with respect to the contamination at this site and are required to contribute to the cleanup of this site, our operating expenses would likely increase and our operating results could be materially adversely affected.

We have not conducted a comprehensive environmental review of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

We depend on the services of key executives, the loss of whom could materially and adversely affect our business.

Some of our senior executives are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement could be found. We believe that they could not easily be replaced with executives of equal experience and capabilities. Although we have employment agreements with our key executives, we could not prevent them from terminating their employment with us. We do not maintain key person life insurance policies on any of our executives. See “Management.”

Compliance with regulation of corporate governance and public disclosure will result in additional expenses.

Keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations—certain of which laws, regulations and standards will become applicable to us following the issuance of the exchange notes—will require a significant amount of management attention and external resources. We are committed to observing high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks associated with acquisitions or similar transactions could materially and adversely affect our operations or may lead us to incur significant costs.

We may expand by pursuing acquisitions, business combinations and joint ventures, including acquisitions of existing restaurants from our franchisees. We may encounter difficulties in integrating the expanded operations or entering into markets or conducting operations where we have no or limited prior experience. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management’s time and resources.

American Securities Partners II, L.P. controls our company, and its interests may conflict with yours.

American Securities Partners II, L.P., which is an investment fund managed by American Securities Capital Partners, L.P., and its affiliates, through their approximately 95% ownership of EPL Holdings, Inc. and EPL Intermediate, Inc., have the power to elect our directors, to appoint members of management and to approve all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, acquisitions or sales of all or substantially all of our assets.

The interests of American Securities Partners II, L.P. could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of American Securities

Partners II, L.P. as our ultimate controlling stockholder might conflict with your interests as a holder of the notes. American Securities Partners II, L.P. also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you, as holders of the notes.

Risks Related to Notes not Exchanged

If you do not properly tender your old notes, your ability to transfer those old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes. See “The Exchange Offer—Procedures for Tendering.” Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding. In addition, if a large number of old notes are not tendered or are tendered improperly, the limited number of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of the exchange notes.

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.

We did not register the old notes under the Securities Act, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws, except in limited circumstances. As a result, you will not be able to offer or sell old notes except in reliance on an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” as that term is defined by federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning. They may relate to, among other things:

•	food-borne-illness incidents;

•	increases in the cost of chicken;

•	our dependence upon frequent deliveries of food and other supplies;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our sensitivity to events and conditions in the greater Los Angeles area;

•	our ability to compete successfully with other quick service and fast casual restaurants;

•	our ability to expand into new markets;

•	our reliance in part on our franchisees;

•	our ability to support our expanding franchise system; and

•	litigation we face in connection with our operations.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” We cannot assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our obligation to disclose material information as and when required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We used the gross proceeds from the sale of the notes, along with cash on hand, to reduce our outstanding bank debt by $39.5 million, to make a cash distribution to EPL Intermediate, Inc. in the amount of $70.0 million and to pay transaction-related fees and expenses of $5.7 million. EPL Intermediate, Inc. applied the proceeds received from us to repurchase all of the outstanding shares of its preferred stock in an aggregate amount of $20.1 million and to make a distribution to its parent, EPL Holdings, Inc., in the amount of $49.9 million. EPL Holdings, Inc. applied the proceeds received from EPL Intermediate, Inc. to make a dividend on its outstanding common stock.

THE EXCHANGE OFFER

Purpose and Effect

On December 19, 2003, we entered into a registration rights agreement with the initial purchaser of the old notes, which requires us to file a registration statement under the Securities Act with respect to the old notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our commercially reasonable efforts to have the registration statement declared effective by the SEC by August 15, 2004 and must use our commercially reasonable efforts to consummate the exchange offer on or prior to 30 business days after the date on which the registration statement was declared effective by the SEC.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the following paragraph and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

After the exchange offer, we will still be required to file a shelf registration statement covering resales of the old notes if:

(1) we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies us prior to the 20th business day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer; or

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from us or one of our affiliates.

For purposes of the preceding, “Transfer Restricted Securities” means each old note until the earliest to occur of:

(1) the date on which such old note has been exchanged by a Person other than a broker-dealer for an exchange note in the exchange offer;

(2) following the exchange by a broker-dealer in the exchange offer of a old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

(3) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4) the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 days after the filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after the obligation arises.

If we fail to comply with any of the above provisions or if the exchange offer registration statement or the shelf registration statement fails to become effective, then, as liquidated damages, commencing on the day after the applicable failure date, we will pay liquidated damages in an amount equal to 0.25% per annum on the outstanding principal amount of the old notes with respect to the first 90-day period immediately following the applicable failure date.

The amount of liquidated damages will increase by an additional to 0.25% per annum on the outstanding principal amount of the old notes with respect to each subsequent 90-day period until all failures have been cured, up to a maximum amount of liquidated damages for all failures of 1.0% per annum on the outstanding principal amount of the old notes.

Transferability of the Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of El Pollo Loco, Inc., as that term is defined in Rule 405 under the Securities Act.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by that broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender its old notes will not have any further registration rights and the old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                     , 2004, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the Expiration Date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date shall be 5:00 p.m., New York City time, on                     , 2004 unless we, in our sole discretion, extend the exchange offer, in which case the Expiration Date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will issue a notice of such extension by press release or other public announcement and notify the exchange agent and each registered holder of such extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right, in our sole discretion:

•	to extend the exchange offer (and, in connection with any such extension, to delay the acceptance of any old notes) or, if any of the conditions set forth under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the Expiration Date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date;

•	a timely confirmation of a book-entry transfer, or a Book-Entry Confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, or the Book-Entry Transfer Facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the Expiration Date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the

Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the Expiration Date or, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise, following a termination of the exchange offer. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely Book-Entry Confirmation of those old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, those unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer those old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the Expiration Date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, or the Depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of those old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which those old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of those old notes into the name of the person withdrawing the tender; and

•	specify the name in which those old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form, eligibility and time of receipt of these notices will be determined by us, which determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, all conditions to the exchange offer, other than those relating to violations of applicable law or an order of a governmental agency or court, must be satisfied or waived prior to expiration of the exchange offer. In the event that we waive any of the foregoing conditions, such waiver will apply equally to all tendering holders.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes will be reduced by the amount so tendered and a holder’s ability to sell untendered old notes could be adversely affected. In addition, after the completion of the exchange offer, the old notes will remain subject to restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of old notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose and Effect.”

Accordingly, the old notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case El Pollo Loco, Inc. and the trustee under the indenture for the old notes will have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to El Pollo Loco, Inc. and the trustee).

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes compared to the value of the exchange notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Overnight Delivery or Registered or Certified Mail:	By Hand Delivery:	By Facsimile: (Eligible Institutions Only)

The Bank of New York Corporate Trust Department 101 Barclay Street – 7 East New York, NY 10286 Attn: Giselle Guadalupe Reference: El Pollo Loco, Inc.	The Bank of New York Corporate Trust Department 101 Barclay Street – 7 East New York, NY 10286 Attn: Giselle Guadalupe Reference: El Pollo Loco, Inc.	(212) 298-1915 Reference: El Pollo Loco, Inc.

For Information or Confirmation by Telephone: (212) 815-6331

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange notes will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under accounting principles generally accepted in the United States.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and total capitalization as of March 31, 2004. This table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

At March 31, 2004
(dollars in millions)
Cash and cash equivalents	$7.2

Long-Term Debt:
Term loan(1)	10.1
Senior secured notes	110.0
Obligations under capital leases	8.9
Notes payable to financial institutions and other notes payable	2.4
Loan payable—International trademark	4
Total debt	$131.8

Stockholder’s deficiency	$(.9)

Total Capitalization	$130.9

(1)	Our senior credit facility provides for revolving availability in an amount of $15 million, which as of March 31, 2004 was undrawn other than approximately $5.2 million in letters of credit. See “Description of Certain Indebtedness.”

SELECTED HISTORICAL FINANCIAL DATA

The following table contains selected historical financial data for the fiscal years 1999, 2000, 2001, 2002 and 2003 and for the three-month periods ended March 26, 2003 and March 31, 2004. The selected financial data for fiscal 1999, 2000, 2001, 2002 and 2003 have been derived from our audited historical financial statements. Audited income statement data for fiscal 2001, 2002 and 2003, and audited balance sheet data at the end of fiscal 2002 and 2003, are included in our financial statements contained elsewhere in this prospectus. The selected financial data for the three-month periods ended March 26, 2003 and March 31, 2004 have been derived from our unaudited historical financial statements, which, in our opinion, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such periods. The interim period selected financial data is not necessarily indicative of the results for the full year. The unaudited income statement data for the three-month periods ended March 26, 2003 and March 31, 2004, and unaudited balance sheet data at the end of each such period, are included in our financial statements contained elsewhere in this prospectus.

The financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The selected financial data presented for fiscal 1999 represents the results for the predecessor period from December 31, 1998 through December 29, 1999. On December 29, 1999, our parent, EPL Intermediate, Inc., acquired all of our outstanding stock in a business combination accounted for under the purchase method of accounting, which we describe as the Acquisition. As a result of the Acquisition, our capital structure and our basis of accounting under the “push down” method differ from those prior to the Acquisition. Therefore, our financial data for all periods subsequent to the Acquisition generally will not be comparable to the results for the predecessor period. As a result of the Acquisition, our consolidated statement of operations for all periods subsequent to the Acquisition includes amortization expense relating to debt issuance costs and management fees that did not exist prior to the Acquisition. Further, as a result of purchase accounting, the fair values of our fixed assets on the date of Acquisition became their new “cost” basis. Accordingly, the depreciation of these assets for periods subsequent to the Acquisition is based upon their newly established cost basis.

We adopted Statement of Financial Accounting Standards (SFAS) No. 142 effective December 27, 2001, which addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, beginning in 2002 we no longer amortize goodwill and other intangible assets with indefinite lives.

	Predecessor Period Fiscal Year 1999	Fiscal Years				Three Months Ended
		2000	2001	2002	2003	3/26/03	3/31/04
	(dollars in thousands)
Income Statement Data:
Restaurant revenue	$134,229	$159,112	$174,818	$182,549	$193,220	$43,004	$50,454
Franchise revenue	10,661	10,846	11,719	12,683	13,226	2,976	3,387

Total operating revenue	144,890	169,958	186,537	195,232	206,446	45,980	53,841
Product cost	45,086	49,907	52,740	55,116	58,430	13,156	15,554
Payroll and benefits	37,599	42,785	47,821	51,983	53,608	12,615	14,007
Depreciation and amortization	21,581	13,895	13,951	13,007	12,896	2,995	3,176
Other operating expenses	39,854	47,387	53,249	54,494	60,748	14,155	14,668

Operating income	770	15,984	18,776	20,632	20,764	3,059	6,436
Interest expense, net	10,961	10,715	9,951	8,099	8,100	1,577	3,582

Income (loss) before income taxes	(10,191)	5,269	8,825	12,533	12,664	1,482	2,854

Net income (loss)	$(10,192)	$2,862	$4,917	$7,557	$7,587	$874	$1,684

Supplementary Income Statement Data:
Restaurant other operating expense	N/A	$29,942	$34,440	$36,566	$38,351	$9,130	$9,247
Franchise expenses	N/A	3,480	3,538	3,505	3,380	831	782
General and administrative expense	N/A	13,965	15,271	14,423	19,017	4,194	4,639

Total other operating expenses	$39,854	$47,387	$53,249	$54,494	60,748	$14,155	$14,668
Balance Sheet Data:
Cash and cash equivalents	$1,331	$4,913	$6,796	$2,895	$5,353	$3,756	$7,190
Net property, plant and equipment	62,039	66,671	68,929	65,573	65,304	64,771	64,588
Total assets	161,558	167,833	167,757	154,763	164,863	154,611	166,016
Total debt	92,242	88,918	82,895	71,457	133,230	69,348	131,806
Total stockholder’s equity/(deficiency)	44,350	47,323	51,144	59,364	(2,616)	60,226	(932)
Other Financial Data:
Depreciation and amortization	21,581	13,895	13,951	13,007	12,896	2,995	3,176
Capital expenditures	11,991	9,683	14,140	10,382	12,262	1,857	2,121
Ratio of earnings to fixed charges(1)(2)	—	1.5x	1.8x	2.4x	2.4x	1.8x	1.8x

N/A	not available.

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.
(2)	Fiscal 1999 earnings were insufficient by $10.2 million to cover fixed charges in the 1999 predecessor period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operation contains forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion together with the section entitled “Risk Factors,” “Selected Historical Financial Data,” and our financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are the nation’s leading quick service restaurant QSR chain specializing in marinated flame-grilled chicken. As of March 31, 2004, our restaurant system consisted of 137 company-operated and 179 franchised locations, located principally in California, with additional restaurants in Arizona, Nevada and Texas. In the first quarter of 2004, one new company and one new franchise restaurant opened. Our typical restaurant is a free-standing building ranging from approximately 2,200 to 2,600 square feet with seating for approximately 60 customers and offering drive-thru convenience.

Our total revenue, which has grown from $186.5 million in fiscal 2001 to $206.4 million in fiscal 2003, is derived from two primary sources, company-operated restaurant revenue and franchise revenue, the latter of which is comprised principally of franchise royalties, franchise fees and sublease rental income. For the three-month period ended March 31, 2004, same-store sales for restaurants systemwide increased 13.1% over the three-month period ended March 26, 2003. We expect that same-store sales will continue to increase through the remainder of fiscal 2004, but that the rate of increase will moderate as we start comparing same-store sales to relatively strong comparable quarters from the previous year that were impacted by similar factors, including price increases.

The increase in company-operated restaurant revenue since 2001 is due to growth in new company-operated restaurants and to increases in same store sales, which includes price increases over this period. We expect to open four to eight company-operated restaurants per year over the next few years, which is consistent with our company-operated restaurant growth since 2001. Many factors can influence sales at all or specific restaurants, including increased competition, strength of marketing promotions, the restaurant manager’s operational execution, and changes in local market conditions and demographics.

Franchise revenue consists of royalties, initial franchise fees and franchise rental income. Royalties average 4% of the franchisees’ net sales. We believe that new franchise restaurant growth will increase as we sign development agreements with experienced franchisees in new and existing markets. As of the date of this prospectus, we are marketing to both new and existing franchisees in all states except Virginia. In 2003, we entered into area development agreements that, beginning in the fourth quarter of 2004 but primarily in fiscal years 2005, 2006 and 2007, will result in area development fees being recognized when the related restaurants open. We sublease facilities to certain franchisees and the sublease rent is included in our franchise revenue. This revenue exceeds rent payments made under the lease that are included in franchise expense. Since we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect the portion of franchise revenue attributable to franchise rental income to decrease over time.

Product cost includes food and paper costs. This expense is our largest single expense, is subject to increase or decrease based on commodity cost changes, and depends in part on the success of controls we have in place to manage product cost in the restaurants. Although product cost as a percentage of restaurant revenue has remained constant from fiscal 2001 due to cost controls we have implemented during that period, we are facing higher commodity costs in 2004, primarily for chicken. Our contracts with our chicken suppliers expired at the end of

February 2004. We entered into new one-year contracts with our suppliers that increased the price that we pay for chicken. We estimate that the higher contract prices will result in higher per year product cost of over $1.5 million. In anticipation of increased chicken prices, we implemented menu price increases averaging 1.0% in January 2004. In addition, based on current market conditions, we believe that the cost of chicken could increase again when these one-year contracts expire.

Payroll and benefits make up the next largest single expense. Payroll and benefits have been and remain subject to inflation, including salaries based on minimum wages and expenses for health insurance and workers’ compensation insurance. Workers’ compensation insurance costs are subject to a number of factors, and although the state of California recently passed legislation designed to reduce workers compensation insurance expense to employers, we cannot predict whether such legislation will actually reduce our workers compensation insurance expense. We have continued to see a reduction in the number of workers’ compensation claims due to employee safety initiatives that we began implementing in fiscal 2003.

Restaurant other operating expense, which includes occupancy, advertising and other costs such as utilities, repair and maintenance, janitorial and cleaning and operating supplies. We continue to work on initiatives, such as electrical retrofit projects and the creation of centralized service vendors, that are expected to reduce prices we pay for certain services, in an effort to maintain our operating margins.

Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Since we do not expect to lease or sublease new properties to our franchisees as we expand our franchise restaurants, we expect franchise expense as a percentage of franchise revenue to decrease over time. Expansion of our franchise operations does not require us to incur material additional capital expenditures.

General and administrative expense is expected to increase as a result of our sale of the old notes in December 2003 and the sale of 12½% Senior Discount Notes due 2010 by our parent, EPL Intermediate, Inc., in March 2004 and the exchange offers related to such notes. We will incur expenses due to rating agency fees, higher directors and officers insurance, compliance with laws relating to corporate governance and public disclosure. See “Risk Factors—Risks Related to our Business—Compliance with regulation of corporate governance and public disclosure will result in additional expenses.” In addition, in the first quarter of fiscal 2004 we began to incur additional costs associated with developing disclosure controls and procedures and implementing the level of internal controls required for a company with registered securities. General and administrative expense will also increase as a result of the new bonus arrangement that we implemented in connection with the sale of the old notes, as well as similar arrangements described under “Debt and Other Obligations” below in connection with the sale of the Intermediate Notes.

On December 29, 1999, all of the company’s outstanding stock was acquired in the Acquisition. The initial purchase price of the Acquisition was $117.3 million. The Acquisition was funded by equity provided by the sponsor, assumption of existing debt and $77.0 million of borrowings under our credit facility. The Acquisition was recorded using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 and as a result, our results for certain periods following the Acquisition include amortization expense relating to debt issuance costs and management fees, and depreciation expense based on the new “cost” basis of our fixed assets determined by their fair value on the date of the Acquisition. Also as a result of this purchase accounting we established a negative leasehold interest liability reflecting the present value of the excess of our contractual obligations under certain leases assumed in the Acquisition over the fair value of the leases at the date of the Acquisition. We record rent expense for these leases based on their fair value as of the date of the Acquisition. As a result, our payment to landlords under these leases exceeded the related rent expense under the leases by $2.1 million in each of the fiscal years 2001 through 2003. The difference between the payments and the rent expense was reflected as a reduction in the negative leasehold interest liability of $1.2 million, $1.1 million and $1.0 million in 2003, 2002 and 2001, respectively, and an increase in related interest expense of $0.9 million, $1.0 million and $1.1 million in 2003, 2002 and 2001, respectively. We expect the difference between our revenue and the expense impact of the negative leasehold liability to continue to grow slightly. The negative leasehold interest liability is expected to be fully reduced by the end of fiscal 2007.

In January 2000, we acquired the assets of four previously franchised restaurants. The purchase price consisted of $0.1 million in cash and $3.1 million of assumed notes payable. Between April 2002 and July 2002, we sold eight restaurants to franchisees for a total of $2.7 million. These restaurants had a total book value of $2.5 million, and after selling expenses we realized a nominal gain on the sale of these restaurants. In 2003, we purchased one restaurant from a franchisee for $1,288,000, which amount was allocated on our balance sheet to property and goodwill in the amounts of $531,000 and $757,000, respectively. In addition, we acquired two restaurants from a franchisee in 2003 as part of a legal settlement for $615,000. We sold two restaurants to franchisees in 2003 in separate transactions for aggregate consideration of $1,488,000. The restaurants had a total book value of $837,000 and after selling expenses we realized an aggregate gain of $651,000. All of the net proceeds were used to repay indebtedness under our credit facility.

In December of 2003, we offered and sold $110.0 million in aggregate principal amount of 9¼% Senior Secured Notes due 2009. We used the gross proceeds from the sale of the notes, along with cash on hand, to reduce our outstanding bank debt by $39.5 million, to make a cash distribution to EPL Intermediate, Inc. in the amount of $70.0 million and to pay transaction-related fees and expenses of $5.7 million. EPL Intermediate, Inc. applied the proceeds received from us to repurchase all of the outstanding shares of its preferred stock in an aggregate amount of $20.1 million and to make a distribution to its parent, EPL Holdings, Inc., in the amount of $49.9 million. EPL Holdings, Inc. applied the proceeds received from EPL Intermediate, Inc. to make a dividend on its outstanding common stock. In connection with the sale of the notes, we amended our senior credit agreement, which now provides for an $11.0 million term loan facility and a $15.0 million revolving credit facility (which was undrawn as of March 31, 2004, except for $5.2 million in outstanding letters of credit).

In March of 2004, our parent, EPL Intermediate, Inc., offered and sold $70 million in aggregate principal amount at maturity of 12½% Senior Discount Notes due 2010, which we refer to as the Intermediate Notes. The net proceeds of the offering, after deducting expenses, were approximately $37 million, which EPL Intermediate, Inc. used to make a cash dividend to EPL Holdings, Inc. EPL Holdings, Inc. used the proceeds received from EPL Intermediate, Inc. to make a dividend on its outstanding common stock. Although we are not obligated to pay any of EPL Intermediate, Inc.’s expenses related to the Intermediate Notes, EPL Intermediate, Inc. is a holding company whose only material asset is our outstanding common stock. Therefore, the principal source of the cash required to pay the obligations of EPL Intermediate, Inc. is the cash that we generate from our operations.

Critical Accounting Policies and Estimates

This section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to recoverability of fixed assets, intangible assets, closed restaurants, insurance and contingent liabilities. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

We assess recoverability of property and equipment on a restaurant-by-restaurant basis in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property should be assessed for impairment. Such events or changes may include a significant change in the business climate in a particular market or trade area or a current-period operating or cash flow loss combined with historical loss or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Factors that we must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, and capital spending. With respect to closed restaurants, assets, if any, are reflected at their estimated net realizable value; liabilities of closed restaurants, which consist principally of lease obligations, are recognized at their contractual obligation, reduced by estimated future sublease income. We have not closed any restaurants during the periods presented except for normal lease expirations.

We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective December 27, 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, we are no longer required to amortize goodwill and other intangible assets with indefinite lives, but rather we subject them to periodic testing for impairment. SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets. As a result of the adoption of SFAS No. 142, effective December 27, 2001 we ceased amortizing approximately $39.0 million in goodwill recognized in connection with the Acquisition and $22.0 million for domestic trademarks.

Intangible assets result principally from the Acquisition and consist primarily of goodwill and the value allocated to our trademarks, franchise network and other operating agreements. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method.

The impairment evaluation for goodwill is conducted annually coinciding with our fiscal year end using a two-step process. In the first step, the fair value of the Company’s reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually coinciding with our fiscal year end by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Intangible assets with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

International trademark	6 years
Franchise network	20 years
Operating agreements	20 years

Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes.

We self-insure a significant portion of our workers’ compensation and general liability insurance plans. The full extent of certain claims, in many cases, may not become fully determined for several years. We, therefore, estimate the potential obligation for liabilities that have been incurred but not yet reported based upon historical data and experience and use an outside consulting firm to assist us in developing these estimates. Although management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on our financial results.

In the normal course of business, we must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Results of Operations

Our operating results for 2001, 2002 and 2003 and the three months ended March 26, 2003 and March 31, 2004 are expressed as a percentage of restaurant revenue below:

	Fiscal Years			Three Months Ended
	2001	2002	2003	3/26/03	3/31/04
Income Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Product cost	30.2	30.2	30.2	30.6	30.8
Payroll and benefits	27.4	28.5	27.7	29.3	27.8
Depreciation and amortization	8.0	7.1	6.7	7.0	6.3
Other operating expenses	30.5	29.9	31.4	32.9	29.1
Operating income	10.7	11.3	10.8	7.1	12.8
Interest expense	5.7	4.4	4.2	3.7	7.1
Income before income taxes	5.0	6.9	6.6	3.4	5.7
Net income	2.8	4.1	3.9	2.0	3.3
Supplementary Income Statement Data:
Restaurant other operating expense	19.7	20.0	19.8	21.2	18.3
Franchise expense	2.0	1.9	1.7	1.9	1.5
General and administrative expense	8.7	7.9	9.8	9.8	9.2
Total other operating expenses	30.5	29.9	31.4	32.9	29.1

Three Months Ended March 31, 2004 Compared to Three Months Ended March 26, 2003

Restaurant revenue increased $7.5 million, or 17.3%, to $50.5 million for the three-month period ended March 31, 2004 from $43.0 million for the three-month period ended March 26, 2003. This increase was primarily due to an additional $5.9 million in restaurant revenue resulting from a 12.1% increase in company-operated same-store sales for the 2004 period from the 2003 period, which was primarily due to a stronger economy, new product introductions and menu price increases averaging 1% in each of May 2003 and January 2004. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s one-year anniversary. The increase in restaurant revenue was also due in part to $0.4 million in sales generated from one restaurant that opened in 2004 combined with $1.8 million from four restaurants opened and one restaurant acquired from a franchisee in fiscal 2003. Restaurant revenue was reduced $0.7 million by the sale to franchisees of two restaurants and the closure of one restaurant in fiscal 2003.

Franchise revenue increased $0.4 million, or 13.8%, to $3.4 million for the three-month period ended March 31, 2004 from $3.0 million for the three-month period ended March 26, 2003. This increase is primarily due to an increase in royalties resulting from a 14.1% increase in franchise same-store sales.

Product cost increased $2.4 million, or 18.2%, to $15.6 million for the three-month period ended March 31, 2004 from $13.2 million for the three-month period ended March 26, 2003. These costs as a percentage of restaurant revenue were relatively consistent at 30.8% for the 2004 period and 30.6% for the 2003 period. This 0.2% increase resulted from the percentage of costs to revenues increasing 0.7% due to higher cost products being offered as part of promotional discount programs in the 2004 period compared to the 2003 period and 0.3% from higher chicken prices in March as our new contracts took effect, offset by the menu price increases that we implemented in May 2003 and January 2004 that reduced the percentage by 0.8%.

Payroll and benefit expenses increased $1.4 million, or 11.0%, to $14.0 million for the three-month period ended March 31, 2004 from $12.6 million for the three-month period ended March 26, 2003. The increase in these costs is due to $0.5 million resulting from net three additional restaurants and $0.9 million resulting from additional hourly labor to support increased same-store sales. However, as a percentage of restaurant revenue, these costs decreased 1.5% to 27.8% for the 2004 period from 29.3% for the 2003 period. This decrease was due primarily to the positive impact that the strong same-store sales in the 2004 period had on labor costs as we added a lower percentage of labor to support incremental sales at existing restaurants. The decrease was also due to a number of initiatives that we began implementing in fiscal 2003 to reduce labor costs, including employee safety measures and a labor matrix used to improve labor scheduling and efficiencies in the daily store opening and closing process.

Depreciation and amortization increased $0.2 million, or 6.0%, to $3.2 million for the three-month period ended March 31, 2004 compared to $3.0 million for the three-month period ended March 26, 2003. These costs as a percentage of restaurant revenue decreased 0.7% to 6.3% for the 2004 period compared to 7.0% for the 2003 period. This percentage decrease is primarily due to the increased same-store sales as this expense is relatively fixed and does not fluctuate with changes in sales volumes.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $0.1 million, or 1.3%, to $9.2 million for the three-month period ended March 31, 2004 from $9.1 million for the three-month period ended March 26, 2003. These costs as a percentage of restaurant revenue decreased 2.9% to 18.3% for the 2004 period from 21.2% for the 2003 period. The higher same store sales leverage on the relatively fixed nature of these costs resulted in 1.7% of this decrease and lower electricity costs accounted for 0.7% of the decrease.

Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense was consistent at $0.8 million for the three-month periods ended March 31, 2004 and March 26, 2003.

General and administrative expense increased $0.4 million, or 10.6%, to $4.6 million for the three-month period ended March 31, 2004 from $4.2 million for the three-month period ended March 26, 2003. Salary and bonus increases and the filling of vacant supervisor and support staff positions resulted in $0.1 million and $0.2 million, respectively, of the increase. These costs as a percentage of restaurant revenue decreased 0.6% to 9.2%

for the 2004 period from 9.8% for the 2003 period due to the relative fixed nature of these costs in relation to the strong increase in same-store sales experienced in the 2004 period.

Interest expense, net of interest income, increased $2.0 million, or 127.1%, to $3.6 million for the three-month period ended March 31, 2004 from $1.6 million for the three-month period ended March 26, 2003. This increase is due to $2.7 million in additional interest expense related to our issuance of the Senior Secured Notes in December 2003, partially offset by $0.7 million in reduced interest expense due to lower outstanding balances on our term loan under our senior credit facility. Our average debt balances for the 2004 period increased to $132.5 million compared to $70.4 million for the 2003 period and our average interest rate increased to 8.75% for the 2004 period compared to 3.48% for the 2003 period.

Our provision for income taxes consisted of income tax expense of $1.2 million and $0.6 million for the three-month periods ended March 31, 2004 and March 26, 2003, respectively, or an effective tax rate of 41.0% for both periods.

Net income as a percentage of restaurant revenue increased to 3.3% for the three-month period ended March 31, 2004 compared to 2.0% for the three-month period ended March 26, 2003 primarily due to the positive impact of the strong same-store sales, offset partially by higher interest expense.

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 25, 2002

Restaurant revenue increased $10.7 million, or 5.8%, to $193.2 million for fiscal 2003, from $182.5 million for fiscal 2002. This increase was due in part to $2.5 million in sales generated from restaurants opened in 2002 combined with $3.9 million from four restaurants opened and one restaurant acquired from a franchisee in fiscal 2003 and $2.9 million in revenue generated in the 53rd week of fiscal 2003. Restaurant revenue was reduced $3.8 million by the sale to franchisees of eight restaurants in 2002 and two restaurants in 2003. Additionally, in fiscal 2003, $5.2 million of the increase in restaurant revenue was due to a 3.0% increase in same store sales for company-operated restaurants, which was favorably impacted by a menu price increase averaging 1.0%. Restaurants enter the comparable restaurant base the first full week after that restaurant’s one-year anniversary.

Franchise revenue increased $0.5 million, or 3.9%, to $13.2 million for fiscal 2003 from $12.7 million for fiscal 2002. This increase is primarily due to a 5.3% increase in royalties due to increased franchise same store sales. The company did realize a $0.1 million increase in franchise revenue from increased royalties in 2003 from eight company-operated restaurants sold to franchisees in mid-2002, but this increase was more than offset by $0.2 million initial franchise fees realized in 2002 from the sale of these restaurants.

Product cost increased $3.3 million, or 6.0%, to $58.4 million for fiscal 2003 from $55.1 million for fiscal 2002. These costs as a percentage of restaurant revenue were consistent at 30.2% for both fiscal 2003 and fiscal 2002. Product cost increased as a result of higher commodity prices for oil and paper products, but the effect of this increase on margins was offset by the menu price increase that we implemented in 2003.

Payroll and benefit expenses increased $1.6 million, or 3.1%, to $53.6 million for fiscal 2003 from $52.0 million for fiscal 2002. The increase resulted from a $0.6 million increase due to incremental sales from stores not in our comparable store base and a $1.0 million increase from additional hourly labor to support increased same store sales. As a percentage of restaurant revenue, these costs decreased 0.8% to 27.7% for fiscal 2003 from 28.5% for fiscal 2002. This decrease was due to a number of initiatives undertaken to reduce labor costs in early 2003, including implementation of a labor matrix used to improve labor scheduling and efficiencies in the opening and closing process. Significant potential increases in our workers’ compensation insurance costs in 2003 were mitigated by switching from a guaranteed cost insurance program to a high deductible insurance program. This change effectively transfers most of the risk of this insurance from the insurance carriers to us. As part of adopting this risk, we have implemented numerous safety initiatives and programs. These programs resulted in a decline in accidents from 244 in 2001 to 92 in 2003, although we cannot predict whether these improvements will continue.

Depreciation and amortization decreased $0.1 million, or 0.8%, to $12.9 million for fiscal 2003 compared to $13.0 million for fiscal 2002. These costs as a percentage of restaurant revenue decreased 0.4% to 6.7% for fiscal 2003 compared to 7.1% for fiscal 2002. This percentage decrease in this fixed cost is primarily due to reduced expansion of company-operated restaurants from six stores in 2002 to four stores in 2003.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, increased $1.8 million, or 4.9%, to $38.4 million for fiscal 2003 from $36.6 million for fiscal 2002. These costs as a percentage of restaurant revenue decreased 0.2% to 19.8% for fiscal 2003 from 20.0% for fiscal 2002. These expenses decreased 0.5% primarily as a result of the higher same store sales leverage on the relatively fixed nature of these costs. This decrease was partially offset by 0.3% due to higher natural gas prices.

Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense decreased $0.1 million, or 2.9%, to $3.4 million for fiscal 2003 from $3.5 million for fiscal 2002 due to these factors.

General and administrative expense increased $4.6 million, or 31.9%, to $19.0 million for fiscal 2003 from $14.4 million for fiscal 2002. These costs as a percentage of restaurant revenue increased 1.9% to 9.8% for fiscal 2003 from 7.9% for fiscal 2002. The increase primarily was due to $1.9 million in expense accrued related to the revaluation of stock options completed in connection with the use of proceeds from the sale of the old notes to pay a dividend to the stockholders of EPL Holdings, Inc. described above, $1.4 million in increased salary and benefit costs related to increased training support and additional supervisory personnel, and a $1.6 million increase in corporate bonus accruals due to improved performance relative to budget.

Interest expense, net of interest income, was consistent at $8.1 million for fiscal 2003 and fiscal 2002. Included in interest expense in fiscal 2003 was $1.3 million in expense related to the write-off of deferred financing fees in connection with the amendment of our senior credit facility in December of 2003 and $0.6 million in expense related to the early termination of an interest rate swap. These increases in interest expense in 2003 compared to 2002 were offset by a decrease in average debt balances to $54.0 million for fiscal 2003 (as measured from January 2003 to December 18, 2003, the date of the sale of the old notes) from $62.0 million for fiscal 2002 and an approximate 0.8% decrease in the interest rate borrowings under our senior credit facility.

Our provision for income taxes consisted of income tax expense of $5.1 million and $5.0 million for fiscal 2003 and fiscal 2002, or an effective tax rate of 40.1% and 39.7%, respectively.

Net income as a percentage of restaurant revenue decreased to 3.9% for fiscal 2003 compared to 4.1% for fiscal 2002 primarily due to the items discussed above under general and administrative expense and interest expense.

Fiscal Year Ended December 25, 2002 Compared to Fiscal Year Ended December 26, 2001

Restaurant revenue increased $7.7 million, or 4.4%, to $182.5 million for fiscal 2002, from $174.8 million during fiscal 2001. This increase was due in part to $6.8 million in sales generated from a full year of operations from restaurants opened in 2001, $3.9 million from restaurants opened in 2002 and $1.4 million received under a management agreement for two franchise restaurants that we took over management responsibility. These were offset by $4.1 million in reduced sales from eight stores sold in fiscal 2002 and reduced same store sales due to a 2.7% decline in restaurant transactions which we believe to be a result of a downturn in the economy of markets we served in 2002.

Franchise revenue increased $1.0 million, or 8.2%, to $12.7 million for fiscal 2002 from $11.7 million for fiscal 2001, due to $0.5 million in franchise fees and royalties generated from eight restaurants we sold to franchisees in fiscal 2002, $0.3 million in increased royalties generated from eight new restaurants opened by franchisees and $0.2 million in increased royalties due to increased franchise same store sales.

Product cost increased $2.4 million, or 4.5%, to $55.1 million for fiscal 2002 from $52.7 million for fiscal 2001. Our costs for our principal commodities remained relatively stable in these periods. These costs as a percentage of restaurant revenue remained constant at 30.2% for both fiscal 2002 and fiscal 2001.

Payroll and benefit expenses increased $4.2 million, or 8.7%, to $52.0 million for fiscal 2002 from $47.8 million for fiscal 2001. These costs as a percentage of restaurant revenue increased 1.1% to 28.5% for fiscal 2002 from 27.4% for fiscal 2001. This increase was driven by a significant increase in fringe benefit costs, primarily an increase in workers’ compensation insurance costs that accounted for 0.7% of the 1.1% increase.

Depreciation and amortization decreased $1.0 million, or 6.8%, to $13.0 million for fiscal 2002 from $14.0 million for fiscal 2001. These costs as a percentage of restaurant revenue decreased 0.9% to 7.1% for fiscal 2002 from 8.0% for fiscal 2001. An increase in depreciation expense as a percentage of restaurant revenue of 0.7%, due to capital expenditures on existing restaurants for remodels and equipment upgrades and replacements, was more than offset by a decrease in amortization expense accounting for a 1.6% decrease as a percentage of restaurant revenue. The decreased amortization expense is due to the adoption effective December 27, 2001 of SFAS No. 142. Under this accounting rule, in 2002, we no longer amortize goodwill and other intangible assets that have indefinite lives.

Restaurant other operating expense, which includes utilities, repair and maintenance, advertising, occupancy and other operating expenses, increased $2.2 million, or 6.2%, to $36.6 million for fiscal 2002 from $34.4 million for fiscal 2001. These costs as a percentage of restaurant revenue increased 0.3% to 20.0% for fiscal 2002 from 19.7% for fiscal 2001. This increase was due to increases in a variety of costs, including costs incurred for trash, security, cleaning supplies and operating supplies.

Franchise expense consists almost entirely of rent expense that we pay to landlords associated with leases under restaurants we are subleasing to franchisees. This expense fluctuates primarily as subleases expire and to some degree based on rents that are tied to a percentage of sales calculation. Franchise expense remained essentially constant at $3.5 million for both fiscal 2002 and fiscal 2001.

General and administrative expense decreased $0.9 million, or 5.6%, to $14.4 million for fiscal 2002 from $15.3 million for fiscal 2001. These costs as a percentage of restaurant revenue decreased 0.8% to 7.9% for fiscal 2002 from 8.7% for fiscal 2001. The decrease is due to $0.9 million in reduced corporate bonus payouts and outside services decreases of $0.2 million, partially offset by increased legal expenses of $0.3 million.

Interest expense, net of interest income, decreased $1.9 million to $8.1 million for fiscal 2002 from $10.0 million for fiscal 2001. This was due to an approximate $9.0 million lower average debt balance in 2002 compared to 2001 and an approximate 1.8% average decrease in the LIBOR rate used to calculate interest on borrowings under our credit facility.

Our provision for income taxes consisted of income tax expense of $5.0 million for fiscal 2002 compared to $3.9 million for fiscal 2001, or 39.7% and 44.3% of income before income taxes, respectively. The change in the effective tax rate represents the adoption of SFAS No. 142 resulting in our no longer amortizing goodwill and other intangible assets with indefinite lives. The amortization was partially non-deductible for tax purposes.

Liquidity and Capital Resources

Our principal liquidity requirements are to service our debt and meet our capital expenditure needs. Our indebtedness at March 31, 2004 was $131.8 million. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the $15 million revolving portion of our senior credit facility will be adequate to meet our future liquidity needs for the foreseeable future. In addition, we may fund restaurant openings through credit received by trade suppliers and landlord contributions. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we acquire restaurants from franchisees, our debt service requirements could increase. If our cash flow from operations is inadequate to meet our obligations under our indebtedness we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. See “Risk Factors—Risks Related to the Exchange Notes, the Exchange Offer and Our Indebtedness.”

Working Capital and Cash Flows

We presently have, in the past have had, and may have in the future, negative working capital balances. The working capital deficit principally is the result of our investment to build new restaurants, remodel and replace or improve equipment in company-operated restaurants, and to acquire new restaurant information systems. We do not have significant receivables or inventories and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales and franchise revenue not needed immediately to pay for food and supplies or to finance receivables or inventories typically have been used for the capital expenditures referenced above and/or debt service payments under our existing indebtedness.

Operating Activities. We had net cash provided by operating activities of $26.9 million for the twelve months ended December 31, 2003 compared with net cash provided by operating activities of $15.3 million for the twelve months ended December 25, 2002. The increase in cash provided by operating activities of $11.6 million in 2003 compared to 2002 was primarily attributable to our decision to pay off a significant amount of accounts payable at the end of 2002 and our switch to a high deductible workers compensation insurance program, under which we pay the claims as incurred, whereas our previous guaranteed cost insurance program effectively required prepayment of claims. We had net cash provided by operating activities of $6.7 million for the three-month period ended March 31, 2004 compared with net cash provided by operating activities of $4.8 million for the three-month period ended March 26, 2003. The increase in cash provided by operating activities of $1.9 million in the 2004 period compared to the 2003 period was primarily attributable to increased net income in the 2004 period and increased accrued expense in 2004 related to a high deductible workers compensation insurance program, under which we pay the claims as incurred, whereas our previous guaranteed cost insurance program in 2002 effectively required prepayment of claims. These increases in operating activities were partially offset by the timing of accounts payable in the 2004 period compared to the 2003 period. In January 2004, we made $1.9 million in cash bonus payments related to the revaluation of stock options to acquire shares of the common stock of EPL Holdings, Inc. in connection with the sale of the old notes. An additional $1.3 million in cash was paid in April 2004 to make similar cash bonus payments in connection with the sale of the Intermediate Notes.

Investing Activities. We had net cash used in investing activities of $10.9 million for the twelve months ended December 31, 2003 compared with net cash used in investing activities of $7.7 million for the twelve months ended December 25, 2002. The increase in cash used in investing activities was primarily as a result of a $2.6 million decrease in net proceeds from net sales of company stores in 2003 compared to 2002 and $2.1 million in increased spending on new unit construction. These increases were partially offset by a $0.7 million decrease in cash invested on remodeling restaurants as we remodeled 24 restaurants in 2003 compared to 30 in 2002 and a $1.0 million decrease in cash invested in our technology platform restaurant project. We had net cash used in investing activities of $2.1 million for the three-month period ended March 31, 2004 compared with net cash used in investing activities of $1.9 million for the three-month period ended March 26, 2003. The increase in cash used in investing activities of $0.2 million was related to timing of expenditures for new store construction. We expect to incur capital expenditures of approximately $2.4 million in April 2004 related to the acquisition of two franchise restaurants in the greater Los Angeles area. We expect to spend approximately $14.0 million in capital expenditures in fiscal 2004, which includes $2.4 million in capital expenditures to complete the company-operated restaurant remodel program, $2.4 million to complete the rollout of new restaurant computer systems in our company-operated restaurants, and approximately $5.0 million to build new company-operated restaurants.

Financing Activities. We had net cash used in financing activities of $13.6 million for the twelve months ended December 31, 2003 compared with net cash used in financing activities of $11.5 million for the twelve months ended December 25, 2002. The increase in cash used in financing activities in 2003 was attributable to financing costs related to the offering and sale of the old notes, which included approximately $110.0 million in gross proceeds from the sale, offset by $20.1 million redemption of preferred stock, a $49.9 million distribution to EPL Holdings, Inc., $39.5 million in payments to SunTrust Bank, and $5.1 million of deferred financing costs. We had net cash used in financing activities of $2.8 million for the three-month period ended March 3,1 2004 compared with net cash used in financing activities of $2.1 for the three-month period ended March 26, 2003. The increase in cash used in financing activities in the 2004 period was attributable to $1.4 million in deferred financing costs related to the issuance of the old notes that were paid in 2004, offset partially by $0.7 million less payments on the term loan portion of our senior credit facility.

Debt and Other Obligations

Our senior credit facility provides for an $11.0 million term loan and $15.0 million in revolving availability, with a $10.0 million sublimit for letters of credit. In addition, as of the date of this prospectus, there are $110.0 million in aggregate principal amount of the old notes outstanding. See “Description of Certain Indebtedness.”

At March 31, 2004, we had certain secured loan commitments, which were assumed in connection with purchases of restaurants from franchisees, of approximately $2.4 million. See “Description of Certain Indebtedness.”

We have capital leases relating to the building portion of certain land and building leases. These assets are amortized over the life of the respective lease.

The following table represents our contractual commitments associated with obligations pursuant to our debt and other obligations disclosed above and pursuant to our restaurant operating leases as of December 31, 2003:

	2004	2005	2006	2007	2008	Thereafter	Total
	(dollars in thousands)
Term loan	$3,667	$3,667	$3,666	$—	$—	$—	$11,000
Old notes	—	—	—	—	—	110,000	110,000
Notes payable to financial institutions and other notes payable	1,029	413	438	490	61	202	2,633
Loan payable—International trademark	193	220	—	—	—	—	413
Capital leases (see Note 6 to our financial statements)	2,406	2,297	2,116	2,007	1,634	4,578	15,038

Subtotal	7,295	6,597	6,220	2,497	1,695	114,780	139,084
Restaurant operating leases net(1)	12,783	11,877	10,786	9,923	7,898	40,985	94,252

Total	$20,078	$18,474	$17,006	$12,420	$9,593	$155,765	$233,336

(1)	Does not reflect the impact of renewals of operating leases that are scheduled to expire during the periods indicated.

At March 31, 2004, we had outstanding letters of credit totaling $5.2 million, which served as collateral for our various workers’ compensation insurance programs.

Franchisees pay a monthly advertising fee of 4% of gross sales for the Los Angeles designated market area or 5% of gross sales for other markets. Pursuant to our Uniform Franchise Offering Circular, we contribute, where we have company-operated restaurants, to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the El Pollo Loco brand.

In connection with the sale of the old notes and the dividend that EPL Holdings, Inc. paid on its common stock shortly thereafter, the exercise prices of outstanding options to purchase shares of the common stock of EPL Holdings, Inc. were adjusted. In addition, we accrued in December 2003 and paid option holders in January 2004 $1.9 million in bonuses. We will make additional cash bonus payments to the option holders related to the revaluation of the stock options at various times through 2009 subject to continued employment and other conditions, which we estimate will aggregate approximately $1.1 million. The combined effect of the adjustment to the exercise price and such cash bonus payments was to restore the approximate economic position of such option holders to that existing immediately before the dividend that EPL Holdings, Inc. paid to its stockholders following the sale of the old notes.

In connection with the sale of the Intermediate Notes and the dividend that EPL Holdings, Inc. paid on its common stock shortly thereafter, the exercise prices of outstanding options to purchase shares of the common stock of EPL Holdings, Inc. were adjusted. In addition, we accrued and paid option holder in April 2004 $1.3 million in bonuses. We will make additional cash bonus payments to the option holders related to the revaluation of the stock options at various times through 2009 subject to continued employment and other conditions, which we estimate will aggregate approximately $1 million. The combined effect of the adjustment to the exercise price and such cash bonus payments will be to restore the approximate economic position of such option holders to that existing immediately before the dividend that EPL Holdings, Inc. paid to its stockholders following the sale of the Intermediate Notes.

No cash interest will accrue on the Intermediate Notes prior to March 15, 2009. Instead, the principal value of the Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including March 15, 2009 at a rate of 12½% per annum compounded annually, so that the accreted value of the Intermediate Notes on March 15, 2009 will be equal to the full principal amount at maturity. Beginning on March 15, 2009, cash interest will accrue on the Intermediate Notes at an annual rate of 12½% per annum payable in arrears on March 15, 2010. Principal is also due March 15, 2010.

As of March 31, 2004, we were in compliance with all of the covenants contained in our senior credit facility and in the indenture governing the notes. As of such date we calculated all relevant ratios under our senior credit facility as follows:

•	our ratio of “funded debt” to “Adjusted EBITDA” (as such terms are defined in the senior credit agreement) was 3.48 to 1;

•	our ratio of “senior funded debt” to “Adjusted EBITDA” (as such terms are defined in the senior credit agreement) was 0.68 to 1;

•	our “interest coverage ratio” (as such term is defined in the senior credit agreement) was 3.11 to 1; and

•	our “fixed charge coverage ratio” (as such term is defined in the senior credit agreement) was 1.26 to 1.

These four ratios were permitted to be no greater than 4.75 to 1, no greater than 1.5 to 1, no less than 2.0 to 1 and no less than 1.1 to 1, respectively, as of such date. As of March 31, 2004, we calculated our “fixed charge coverage ratio” (as such term is defined in the indenture governing the notes), the only relevant ratio under our indenture, at 2.91 to 1. Until December 15, 2005, the indenture permits us to incur indebtedness if our fixed charge coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such indebtedness was incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such indebtedness had been incurred at the beginning of such four-quarter period.

Quantitative and Qualitative Disclosure about Market Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

We are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our senior credit facility that are payable at floating rates of interest.

On July 31, 2002, we entered into an interest rate swap agreement based on the notional amount of $27,983,000 with an effective date of December 31, 2002 and a maturity date of December 31, 2004. Interest rate swap agreements are used to reduce the potential impact of interest rate fluctuations. In connection with the amendment of our senior credit facility in December 2003, we terminated the agreement at a cost of $0.6 million. We do not plan to enter into any new swap or hedging arrangement with respect to our senior credit facility.

We do not consider the change in fair value of our long-term fixed rate debt resulting from a hypothetical 10% fluctuation in interest rates, as of March 31, 2004 to be material.

Inflation

Over the past five years, inflation has not significantly affected operating results. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of our restaurant revenue have historically been somewhat stable due to procurement efficiencies and menu price adjustments. However, in February 2004 we renewed our chicken contracts for a one year term at significantly higher prices than our previous contract. Based on current market conditions, we believe that the cost of chicken could increase again when these one-year contracts expire. We have implemented a price increase in January 2004 to partially mitigate the impact of higher chicken prices on our profitability, but we expect food cost to increase as a percent of restaurant sales by over 0.5%. Our workers’ compensation and health insurance costs have been and are subject to continued inflationary pressures. We mitigated significant potential increases in our workers’ compensation insurance costs in 2003 by switching from a guaranteed cost insurance program to a high deductible insurance program. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current practice of maintaining operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is our most effective tool for dealing with inflation.

New Accounting Pronouncements

On January 1, 2003, we adopted SFAS No. 143, “Asset Retirement Obligations,” or SFAS No. 143, which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The adoption of SFAS No. 143 did not have a material impact on our financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires that the fair value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan, thereby eliminating the definition and requirements for recognition of exit costs. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the liability undertaken in issuing the guarantee. FIN No. 45 specifically identifies certain obligations that are excluded from the provisions related to recognizing a liability at inception; however, these guarantees are subject to the disclosure requirements of FIN No. 45. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends certain disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148’s amendment of the transition and disclosure requirements are effective for fiscal years ending after December 15, 2002. As permitted by SFAS No. 123, we have elected to continue using the intrinsic value method to recognize stock-based employee compensation expense as permitted by APB Opinion No. 25.

In May 2003, the FASB issued FASB Statement of Financial Accounting Standards No. 150, or SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. This statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. The adoption of SFAS 150 did not have a material impact on our financial condition or results of operations.

In December 2003, the FASB issued FIN No. 46R (FIN46R), “Consolidation of Variable Interest Entities.” FIN No. 46R requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the consolidated financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The adoption of FIN No. 46R did not have a material impact on our financial condition or results of operations as we do not have an interest in any variable interest entities.

BUSINESS

Our Company

We are the nation’s leading QSR chain specializing in marinated, flame-grilled chicken. In fiscal year 2003, we had an approximately 4% market share of the aggregate sales of the top seven chicken QSR chains nationwide. Our chicken is marinated fresh each day, cooked in-restaurant on grills directly in front of our customers and served directly off the grill. We serve our authentic recipe flame-grilled chicken in individual and family-size meals, and it is the key ingredient in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, Pollo Bowls and Pollo Salads. Our brand concept and price points are strategically positioned to straddle the QSR and fast casual segments of the restaurant industry. We offer our customers healthy, freshly prepared food typically found in fast casual restaurants, but with the convenience and value typically available only at traditional QSR chains.

As of March 31, 2004, our restaurant system consisted of 137 company-operated and 179 franchised locations. Our 316 restaurants are located principally in California with additional restaurants in Arizona, Nevada and Texas. Our typical restaurant is a free-standing building with drive-thru capability that ranges in size from 2,200 to 2,600 square feet with seating for approximately 60 customers. In fiscal 2003, the AUV for our company-operated restaurants was (after adjusting AUV to reflect a 52-week year) approximately $1.4 million. For fiscal year 2003, our AUV was among the highest AUV of any QSR chain in the greater Los Angeles area and the fifth highest AUV for QSR chains nationwide. Our restaurants system wide have demonstrated simple unweighted average same store sales growth of 5.0% for the five most recently completed fiscal years. Same store sales for restaurants system wide grew by 5.9%, 0.6% and 4.2% for fiscal years 2001, 2002 and 2003, respectively, in each case relative to the prior year.

Our authentic concept originated in Guasave, Mexico in 1975 and the first U.S. El Pollo Loco restaurant was opened in Los Angeles in 1980. Our menu features approximately 50 items and we are continually developing new menu offerings. Individual and family-size meal quantities of our marinated, flame-grilled chicken are popular with our customers for restaurant dining or home meal replacement during dinnertime, while other more portable chicken-based Mexican entrees, such as burritos, quesadillas, Pollo Bowls and made-to-order Pollo Salads appeal to customers at lunch-time or on the go. The breadth of our menu helps to generate significant customer traffic throughout the day and a balanced mix between lunch and dinner sales. We believe we have a high average check due to the large, bundled meals we offer. For fiscal 2003, the average customer transaction in our restaurants was $8.34, which is higher than that of a typical QSR restaurant.

Industry Overview

According to the National Restaurant Association, a restaurant industry trade association, QSR sales are projected to increase 3.9% to $123.9 billion in 2004 from 2003.

According to Consumer Reports on Eating Share Trends, a market research service that monitors consumer purchases at restaurants, QSR sales growth has outpaced the total restaurant industry in nine out of the 13 years from 1990 to 2002, making it the second fastest growing segment within the restaurant industry. The QSR segment and the restaurant market are growing as the aging of the baby boomer population has led to an increase in the restaurant market’s share of consumer dollars spent on food from 36.8% in 1955 to 46% in 2002, which percentage is expected to increase to 53% by 2010, based on industry surveys.

The fast casual segment of the restaurant industry, estimated at $1 billion by Technomic, Inc., a marketing research firm serving the food and food service industries whose Executive Vice President serves as one of our directors, is small but growing rapidly. Growth of the fast casual segment is driven by the growing number of consumers who demand casual-dining quality food and dining experience in a quick and convenient QSR delivery format and at a near-QSR price.

According to the U.S. Department of Agriculture, annual per capita consumption of chicken in the United States increased 54.6% from 1982 to 2001, while annual per capita consumption of beef declined 13.0% and pork increased 4.5%, respectively. Consumer awareness of the health and nutritional characteristics of chicken is a major factor influencing the growth in chicken consumption. Such health and nutritional characteristics include lower levels of fat, cholesterol and calories per pound relative to beef and pork. In addition, we believe that consumers are moving away from fried chicken towards other healthier cooking alternatives.

Business Strengths

Market Leader with Well Positioned Brand. We are the chicken QSR market leader in the greater Los Angeles area with 240 system wide restaurants and an estimated 42% share of the market, according to Sandelman & Associates, Inc. Quick-Track Executive Report for 2003. Our share of the chicken QSR market in the greater Los Angeles area exceeds KFC’s despite having approximately 13% fewer units in 2003. According to Sandelman Associates, Inc., during the fourth quarter of 2003, our customers averaged 10% more visits per month than KFC’s customers. We have achieved 97% brand awareness in the greater Los Angeles area, based on name recognition from a list of QSR chains. We believe our ability to grow and compete successfully in this area, one of the most competitive QSR markets in the country, shows the potential for our brand concept nationwide.

We believe our brand concept is well positioned between the QSR and fast casual segments of the restaurant industry. We believe our authentic Mexican heritage cooking method and health-conscious food made fresh to order set us apart from the standard QSR competition, while our convenience and value proposition differentiate us from our fast casual competition.

Proven Business Model with Attractive Restaurant Economics. In fiscal 2003, the AUV for our company-operated restaurants was (after adjusting AUV to reflect a 52-week year) approximately $1.4 million, among the highest AUV of any QSR chain in the greater Los Angeles area and nationally.

Strong Same Store Sales Growth. Our restaurant system has demonstrated a simple unweighted average same store sales growth of 5.0% for the five most recently completed fiscal years. Same store sales for restaurants system wide grew by 5.9%, 0.6% and 4.2% for fiscal years 2001, 2002 and 2003, respectively, in each case relative to the prior year. We believe that this growth results from the strength and appeal of our core product, format, menu pricing and product quality. Despite a challenging operating environment for most QSR chains, we grew during fiscal 2003 as the economy rebounded and we have begun to see the positive results of our investment in new product development, customer service training and restaurant remodels. Most of the growth occurred in the second half of fiscal 2003 as the economy picked up steam and as our initiatives took hold. This acceleration of growth continued into 2004 as same store sales for restaurants system wide grew by 13.1% in the first quarter of 2004.

Attractive Demographics. We believe we appeal to a wide range of customers across different ethnic, age and income demographics. A customer study that we commissioned indicated that in 2000, approximately 51% of our customers were Hispanic, 32% Caucasian, 12% African American and 4% Asian. According to the U.S. Census Bureau, the approximately 6.7 million Hispanic population in the greater Los Angeles area (as of 2000) is the fastest growing segment of the total population, having grown by 41% from 1990 to 2000, with a majority of this growth occurring in the Mexican-origin segment of the Hispanic population. A marketing study performed for a Spanish language broadcast company indicated that Hispanic consumer spending in the greater Los Angeles area has increased from $62 billion in 1997 to a projected $100 billion in 2003 and is projected to reach over $200 billion by 2012. We believe that these demographic trends, which are also occurring in many other parts of the country, will allow us to grow our restaurant system in new markets and eventually nationwide. In addition, we believe our appeal across different economic demographics increases the number of markets and locations available for our restaurants and reduces our risk of restaurant closure and our exposure to fluctuations in any individual market segment.

Balanced Daypart Business. By nature of their menu design or service format, the business mix of most QSR and fast casual chains is oriented towards a specific daypart. In contrast, the breadth of our menu offerings and the convenience of our service format generate significant customer traffic throughout the day with an evenly balanced business mix between lunch and dinner. Approximately 49% of the revenues from our company-operated restaurants are generated from lunch-time and 51% from dinner-time. Lunch items range in price from $1.19 to $4.99, with dinner entrees ranging from $3.99 to $19.99. We believe that this daypart balance provides us with a more diversified revenue base and significantly improves our restaurant economics through more efficient use of physical plant and staff and a reduction of food waste.

Strong Franchise Base and Revenues. Our restaurant system has many longstanding multi-restaurant franchisees. In addition, over the past four years, we have expanded our relationship with larger, more professional and well-capitalized franchising groups that have generated a consistently higher level of growth in our franchise restaurants and revenues over prior years. From December 2000 to December 2003, the average number of restaurants operated by a franchisee has grown from 2.3 to 3.3 restaurants. During fiscal 2002 and 2003 we hired two experienced franchise sales directors to accelerate our franchise development efforts with potential new multi-restaurant franchises in new and existing markets. The strength of our franchise program has positioned us for accelerated franchise restaurant growth over the next several years.

Significant Investment in Infrastructure and Brand. Despite a challenging economic environment over the past several years, we have purposefully reinvested a significant amount of capital back into our business to drive operational improvement and upgrade our brand image in anticipation of a turnaround in the QSR and fast casual segments of the industry. From January 2001 to December 2003, we spent $11.6 million in aggregate to remodel our restaurants, install new restaurant computer systems, install new kitchen equipment to support new products and purchase enterprise software and hardware. Additionally, in 2003 we increased our general and administrative expense by more than $1.0 million to improve hospitality training, to add area leaders to improve restaurant oversight and to establish a field training and “Pollo University” training program. We believe that these investments are starting to generate returns and that they will lead to improved same store sales growth over the next several years.

Proven Management Team. Our executive management team has extensive restaurant industry experience in addition to a significant multi-industry foundation in consumer marketing, operations and finance with key positions at leading food service businesses including PepsiCo Inc., Taco Bell Corp., Applebee’s International, Inc., McDonald’s Corporation, Rubio’s Restaurants, Inc. and CKE Restaurants, Inc. Stephen E. Carley, our President and Chief Executive Officer who joined our company in April 2001, was a consumer marketing and operations veteran with General Mills, Inc., The Pillsbury Company and PepsiCo Inc. prior to gaining extensive experience in the QSR and food service industries, serving in various areas of both PepsiCo Inc. and Taco Bell Corp. during his 12 years at PepsiCo Inc. We continue to enhance the strength of our senior management team, and they currently own approximately 8.2% of stock of EPL Holdings, Inc., our indirect parent, on a fully diluted basis.

Business Strategy

Our business strategy is focused on increasing same store sales, expanding our restaurant base in a disciplined manner and continuing to improve operations while managing our cost levels.

Increase Same Store Sales. We are focused on various initiatives to maximize profitability of our existing restaurants and to increase same store sales. For example, we continue to focus on new product development to capitalize on our belief that our marinated, flame-grilled chicken is aligned with the long-term trend towards lighter and healthier eating as well as the growing desire for more flavorful foods. During fiscal 2003, we spent $0.3 million on new product development activities. In addition, we have focused on our customer service training initiatives and added area leaders. While this increased our general and administrative expense by over $1.0 million in 2003, we believe the benefits will help generate additional revenue in both existing and new markets as we attract more customers from the fast casual segment of the market. We are also committed to completing the restaurant remodeling program we began in 2000 so that our restaurants reflect the ambiance and contemporary environment demanded by today’s more discriminating fast casual customers. Over this period, we have remodeled 72 of our company-operated restaurants and our franchisees have remodeled 52 of their restaurants.

Disciplined Expansion. We plan to expand our restaurants in a disciplined manner by strategically adding both company-operated and franchised restaurants with particular emphasis on growth of our franchise restaurants going forward. We generally open four to eight company-operated restaurants per year. We plan to open four to 10 franchised restaurants per year with experienced and well-capitalized operators in existing and new markets. We have generated significant recent interest from experienced QSR operators to expand into new markets and entered into new development agreements for 33 restaurants during fiscal 2003, including a new development agreement for 10 restaurants covering a portion of the Chicago metropolitan area. Currently, we are marketing to both new and existing franchisees in all states except Virginia. Our emphasis on growth of our franchise restaurants allows us to increase franchise revenue with minimal additional capital investment.

Continue to Improve Operations and Implement Cost Controls. We are committed to continuing to improve our operations while maintaining recently implemented cost controls. We have transformed daily restaurant performance information into useful management metrics for our field operators and corporate managers. In particular, our system of grading each restaurant, its general manager and supervisors across key performance metrics on a green/yellow/red scorecard has generated significant operating improvements such as improved food and employee safety measures and improved customer satisfaction scores. We have also improved our operating margins through food cost variance tracking, the implementation of labor scheduling guides and a focus on reducing our exposure to workers’ compensation incidents. We are also installing new information systems to help improve our labor costs and inventory management systems to improve order accuracy and cash handling.

Restaurant Operations and Management

Our management team places tremendous emphasis on executing our company mission, which is to “Passionately Serve Perfect Pollo Every Time.” To help ensure that we deliver on this mission, we have 17 area leaders and two directors of operations that report to our vice president of operations. Each area leader typically oversees seven to nine restaurants. General managers supervise the operations of each restaurant, and they are supported by a number of restaurant managers and shift supervisors, which varies based on the sales volume of the respective restaurant. During the last 20 months, we have created a set of quantitative metrics that are used to measure the performance of both the general managers and area leaders. These metrics measure profitability, food safety, employee safety and various customer satisfaction attributes. We make this data “information that cannot be ignored” by producing a monthly scorecard, holding quarterly meetings, and considering these metrics for bonus purposes and job performance evaluations.

We strive to maintain quality and consistency in our restaurants through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. Restaurant managers, many of whom are promoted from our restaurant personnel, must complete a training program of typically six to twelve weeks during which we instruct them in various areas of restaurant management, including food quality and preparation, hospitality and employee relations. We also provide restaurant managers with operations manuals relating to food preparation and operation of restaurants. These manuals are designed to ensure uniform operations, consistently high quality products and service and proper accounting for restaurant operations. We hold regular meetings of our restaurant managers to discuss new menu items and efficiency initiatives and to continue training in various aspects of business management.

We devote considerable attention to controlling product costs, which are a significant portion of our restaurant expenses. We make extensive use of information technology to provide us with pertinent information on ideal food cost, inventory levels and inventory cost variances. We are implementing a new back office computer system that we believe will add more controls surrounding inventory and cash management.

We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems and reporting requirements. We collect sales, credit card, debit card, menu mix and related information daily for each company-operated restaurant. We provide general managers with operating statements for their respective restaurants. Cash, credit card and debit card receipts are controlled through daily deposits to local operating accounts, which are either picked-up up by armored car or deposited to our cash concentration accounts by our managers. At our support center, we use a software program to reconcile on a daily basis the sales and cash information sent electronically from our restaurants to cash detail electronically sent by our bank.

Menu and Food Preparation

Our marinated, flame-grilled chicken is the key ingredient to our menu items. The marination process takes up to 55 minutes and must be done to strict standards to produce optimal flavor. The cooking process on our extensive grill system does not employ any timers, so our cooks must use acquired experience to turn the chicken at the proper intervals in order to deliver the golden brown crisp chicken to our customers. We believe our focus, from senior management down, on delivering perfect chicken creates loyalty and enthusiasm for the brand among our employees.

Our chicken is served with flour or corn tortillas, freshly prepared salsa and a wide variety of signature side orders including Spanish rice, pinto beans, creamy coleslaw and mashed potatoes. In addition to individual and family chicken meals in quantities of eight, 10 and 12 pieces, we also serve a wide variety of contemporary Mexican entrees including specialty chicken burritos, chicken quesadillas, Pollo Bowls, a line of fresh salads, tacos al carbon, nachos and hand-rolled taquitos. To complement our menu items, a salsa bar in each of our locations features several kinds of salsa prepared fresh daily with serrano chilies, cilantro and other fresh ingredients. We also serve Fosters Freeze® brand of soft-serve ice cream products in 80 of our restaurants.

We are committed to serving quality chicken and Mexican food products. This process begins with the selection of fresh ingredients. In preparing menu items, we emphasize quality and freshness. We regularly inspect our vendors to ensure both that the products we purchase conform to our quality standards and that the prices offered are competitive. We are committed to differentiating ourselves from other QSR competitors by utilizing fresh, high quality ingredients as well as by preparing most items from scratch. The menu items at each of our restaurants are prepared at that restaurant from fresh chicken and ingredients delivered several times each week.

Our food safety and quality assurance programs are designed to maintain high standards for the food products and food preparation procedures used by company-operated and franchised restaurants. We have a team of quality assurance managers that perform comprehensive restaurant and supplier audits. Quality assurance managers visit each company-operated and franchised restaurant an average of three times a year and evaluate all areas of food handling, preparation and storage. Our quality assurance team also audits our suppliers on a frequency schedule based on the potential food safety risk of each product. We also have continuous food safety employee training that pays detailed attention to product quality at every stage of the food preparation cycle.

Purchasing

Our ability to maintain consistent quality throughout our restaurants depends in part upon the ability to acquire food products and related items from reliable sources in accordance with our specifications. We purchase our food and other supplies from various suppliers. In addition, we have a contract with one distributor for substantially all of the food and supplies, including the chicken, that our company-operated restaurants receive from our suppliers. Fresh chicken is typically delivered every other day to each restaurant. Although franchisees are not required to use this distributor or any other designated distributors, they must purchase food and supplies from company-approved suppliers.

Historically, we have been able to limit our exposure to chicken prices through contracts ranging in term from one to three years and through menu price increases. We have one year contracts with our current suppliers of chicken, Gold Kist Inc. and Pilgrims Pride Corporation, that expire in February 2005. The cost of chicken under these contracts is significantly higher than under our prior contracts. Although we raised prices in January 2004 to help offset the impact of the increased price of chicken, we expect that food cost as a percentage of sales will increase in fiscal 2004 as compared to fiscal 2003.

Marketing

Marketing Strategy. We strive to be the consumer’s top choice for chicken entrees inspired by contemporary Mexican flavors. We seek to build long-term relationships with consumers based on a complete brand experience. With our brand’s authentic roots and our high quality, healthy food we attempt to inspire our consumers not only to frequent the brand, but to become advocates—converting non-users into users via word-of-mouth.

We closely follow competitive trends, subscribe to secondary consumer research and conduct primary research to prioritize opportunities and stay abreast of our position in the market. Through our strategic marketing efforts and product offerings, we believe we have positioned ourselves into the “Sweet Spot” between the QSR and fast casual restaurant segments. We believe consumers find our restaurant experience superior to traditional fast food restaurants but not as high-priced and inconvenient as fast casual restaurants.

Promotional/Discount Strategy. We develop promotions designed to deliver value in a highly competitive marketplace. Each year, the calendar is divided into six promotional periods of approximately eight weeks each that feature new promotions, attractively priced meal deals and/or value-added offers. Each promotional period features an advertised focus and in-restaurant components. To avoid unprofitable discounting, we use internal modeling aids to assist the marketing team in developing promotions designed to deliver incremental sales at a profit.

Advertising Strategy. We have developed key consumer insights that define consumer segments and their motivators. Our advertising is designed to capture the emotion of the brand by stirring consumers’ passion for wholesome flavorful food without compromising convenience. Our advertising is designed to position the brand consistent with our marketing strategy.

Our target audience is 25-49 years old. We use television and radio advertising as the primary medium in markets where there is adequate market penetration. We use in-restaurant merchandising materials to convey further the freshness and quality of the menu. We periodically use print media to introduce new products and deliver brand communication along with purchase incentives. We implement public relations activities to stretch our brand messaging into the consumer press and strengthen our ties with the community.

Competition

The quick service restaurant industry is highly competitive and fragmented. The number, size and strength of competitors varies by region. We believe that quick service restaurant competition is based primarily on taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast casual restaurant segment is based primarily on price, taste, quality and the freshness of the menu items and the comfort and ambiance of the restaurant environment.

Our greatest strength in this competitive environment is our high quality, healthy food. Given favorable consumer trends, including the growth of Hispanic population in many regions of the United States, impact of the Hispanic culture on food and flavors, growth of the Mexican food segment and increased interest in healthy dining, we believe we are well positioned to take advantage of these trends and continue to grow our market position in existing and new markets. We believe we can continue to increase our market share with our marketing focus on building our brand, as well as our operations focus on achieving improvements in all aspects of customer service.

We compete with national and regional quick service and fast casual restaurants. Compared to us, some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or are planned to be located.

Service Marks and Trademarks

We have registered the names El Pollo Loco, Pollo Bowl and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. We are not aware of any infringing uses that could reasonably be expected to materially affect our business. We believe that our trademarks and service marks are valuable to the operation of our restaurants and are important to our marketing strategy. Our policy is to pursue and maintain registration of our service marks and trademarks in those countries where our business strategy requires us to do so and to oppose vigorously any infringement or dilution of our service marks or trademarks in such countries.

The contractual rights to use the name El Pollo Loco and certain related trademarks and intellectual property in Mexico were assigned to us in 1996, pursuant to an agreement between us and a company controlled by Pancho Ochoa, the founder of the first El Pollo Loco restaurant in Mexico. As partial consideration for the assignment of such rights, we agreed, subject to the terms and conditions of the agreement, to develop a minimum number of restaurants in Mexico by February 2006 and to pay certain fees for each such restaurant that we develop. In April 2004, Mr. Ochoa brought an action in Texas State Court alleging we violated the agreement and claiming that right to use the name El Pollo Loco in Mexico should revert to Mr. Ochoa. In addition to breach of contract, Mr. Ochoa’s claim alleges other tort and contract claims. Mr. Ochoa has also brought actions in Mexico to prevent us from registering the name El Pollo Loco with the Mexican Trademark Office until this dispute is resolved. We believe that Mr. Ochoa’s claims are without merit and that, based on the rights we possess pursuant to the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico.

Franchise Program

We use a franchising strategy as a means to accelerate our new restaurant growth in new markets with relatively minimal capital commitment. We believe we currently have solid working relationships with our franchisees. As of March 31, 2004, we had a total of 179 franchised restaurants, operated by 54 franchisees and 1 licensee (operating at Universal Studios Theme Park). Our franchisees range in size from single restaurant operators to our largest franchisee, who currently operates 21 restaurants. We employ five franchise consultants who work with our franchisees to maintain system wide quality. These consultants assist franchisees with new site proposals, new restaurant openings, marketing programs and ongoing operations activities.

Our standard franchise agreement gives our franchisees the right to use our trademarks, service marks, trade dress and our proprietary recipes, systems, manuals, processes and related items. We also provide our franchisees with access to training, marketing, quality control, purchasing, distribution and operations assistance. We are not obligated to and currently do not provide any direct or indirect financing or financing guarantees for our franchisees. The franchisee is required to pay an initial franchise fee of $40,000 for a 20-year franchise term per restaurant and in many cases, a renewal fee for a successor franchise agreement beyond the initial term. The franchisee is also required to pay monthly royalty fees of 4% of gross sales as well as monthly advertising fees of

4% for the Los Angeles designated market area or 5% for other markets. We contribute where we have company-operated restaurants to the advertising fund on the same basis as franchised restaurants. Under our franchise agreements, we are obligated to use all advertising fees collected from franchisees to purchase, develop and engage in advertising, public relations and marketing activities to promote the brand.

We are the sole master licensee of the Fosters Freeze brand of soft-serve ice cream products in seven Southern California counties. Our franchisees may also enter into a sublicense agreement with us under which they may sell a limited Fosters Freeze menu in their restaurant.

As a result of an initiative in the mid-1990’s (prior to the Acquisition) to transfer certain company restaurants to new franchisees, some franchisees sublease their restaurants from us. However, most franchisees currently either purchase the real estate upon which the restaurants are operated or enter into direct leases with third-party owners of real estate.

Employees

As of March 31, 2004, we had approximately 3,700 employees, of whom approximately 3,450 were hourly restaurant employees, 135 were salaried general managers engaged in managerial capacities and 115 were corporate and office personnel. Most of our restaurant employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees are covered by a collective bargaining agreement. We believe that we generally have good relations with our employees.

Properties

Our restaurants are either free-standing facilities, typically with drive-thru capability, or attached restaurants. The average free-standing restaurant provides seating for approximately 60 customers while the average attached restaurant provides seating for approximately 40 customers. A typical restaurant generally ranges from 2,200 to 2,600 square feet. For a majority of our company-operated locations, we lease land on which our restaurants are built. Our leases generally have terms of 20 years, with two or three renewal terms of five years. Restaurant leases provide for a specified annual rent, and most leases call for additional or contingent rent based on revenues above specified levels. Generally, leases are “net leases” that require us to pay a pro rata share of taxes, insurance and maintenance costs. We own 19 properties and currently operate restaurants on 14 of these properties. All 19 of these owned properties are subject to mortgages. In addition, we lease 123 properties on which we operate restaurants.

We lease our executive offices consisting of approximately 18,900 square feet in Irvine, California for a term expiring in September 2007. We believe that our current office and operating space is suitable and adequate for its intended purposes.

Locations

As of March 31, 2004, we and our franchisees operated 316 restaurants as follows:

Designated Market Area	Number of Company-Operated Restaurants	Number of Franchised Restaurants	Total Number of Restaurants
Los Angeles, CA	121	119	240
San Diego, CA	—	19	19
Phoenix, AZ	—	11	11
San Francisco/San Jose, CA	2	6	8
Las Vegas, NV	5	3	8
San Antonio, TX	6	—	6
Sacramento/Stockton/Modesto, CA	—	5	5
Fresno/Merced, CA	3	1	4
Bakersfield, CA	—	3	3
Palm Springs, CA	—	3	3
Reno, NV	—	3	3
Rio Grande Valley, TX	—	3	3
Santa Barbara, CA	—	2	2
Salinas, CA	—	1	1

Total	137	179	316

Site Development and Expansion

We use a combination of in-house development staff and outside real estate consultants to find, evaluate and negotiate new sites using predetermined site criteria guidelines. Sites must be qualified based on surrounding population density, median household income, location, traffic, access, visibility, potential restaurant size, parking and signage capability. We use in-house demographic software to assist in our evaluation. We also selectively use outside consultants who specialize in site evaluation to provide independent validation of the sales potential of new sites.

The costs of opening an El Pollo Loco restaurant vary by restaurant depending upon, among other things, the location of the site and construction required. We generally lease the land upon which we build our restaurants, operating both free-standing and attached restaurants. At times, we receive landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment. The standard décor and interior design of each of our restaurant concepts can be readily adapted to accommodate different types of locations.

We believe that the locations of our restaurants are critical to our long-term success, and we devote significant time and resources to analyzing each prospective site. As we have expanded, we have developed specific criteria by which we evaluate each prospective site. Potential sites generally are in major metropolitan areas. We consider factors such as demographic information, average household size, income, traffic patterns, proximity to shopping areas and office buildings, area restaurant competition, potential sales impact on our nearby restaurants, accessibility and visibility. Our ability to open new restaurants depends upon, among other things, locating satisfactory sites, negotiating favorable lease terms, securing appropriate government permits and approvals, recruiting or transferring additional qualified management personnel and access to financing. For these and other reasons, we cannot assure you that our expansion plans will be successfully achieved or that new restaurants will meet with consumer acceptance or can be operated profitably.

Environmental Matters

Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

Many of our properties are located on sites that we know or suspect to have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks, and some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we principally lease most of these properties or when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at any of these properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

One of our leased facilities is located on a site that has been designated as a federal “Superfund site” for cleanup of hazardous substances. We do not believe that we have contributed to the contamination at this site and have not been named as a potentially responsible party with respect to this site. However, we cannot assure you that we will not be named as a potentially responsible party with respect to this site in the future. If we are named as a potentially responsible party with respect to the contamination at this site and are required to contribute to the cleanup of this site, our operating expenses would likely increase and our operating results could be materially adversely affected.

We have not conducted a comprehensive environmental review of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

Government Regulation

Our business is subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes. Failure to obtain or retain food or other licenses would adversely affect the operations of our restaurants. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations.

The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We believe that federal and state environmental regulations have not had a material effect on our operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new restaurants.

We also are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime and other working conditions. A significant number of our hourly staff are paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase our labor cost.

Many states, including California, and the Federal Trade Commission require franchisors to transmit specified disclosure statements to potential franchisees when offering or modifying a franchise. Some states require us to register our franchise offering documents and file our advertising material before we may offer a franchise for sale. We believe that our Uniform Franchise Offering Circular, together with any applicable state versions or supplements, complies in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states where we are subject to franchise laws. We are in the process of updating our registration with franchising authorities in certain states, a step made necessary by the sale of the old notes in December of 2003 and the dividends that we paid with a portion of the proceeds of the sale. We are marketing to both new and existing franchisees in all states except Virginia.

Legal Matters

On March 18, 2003, a former general manager filed a class action suit in Los Angeles Superior Court against EPL on behalf of all putative class members (former and current general managers from March 1999 to present) alleging that EPL improperly classified its general managers as exempt employees. On February 26, 2004, EPL entered into a settlement agreement and received final court approval thereof on March 9, 2004. The settlement amount was minimal and did not have a significant impact on our liquidity or results of operations.

In 2003, we were the subject of another putative class action lawsuit (in which we were named collectively with other defendants) alleging that the plaintiffs applied for employment with the defendants and that the employment applications they were given to complete violated the California Labor Code. Although we were dismissed from such lawsuit in January of 2004, the lawsuit was refiled against us as an individual action. We are in the final stages of negotiating a settlement agreement with the plaintiff in such lawsuit. The proposed settlement amount is minimal and will not have a significant impact on our liquidity or results of operations.

On or about April 16, 2004, two former employees and one current employee filed a class action suit in Los Angeles Superior Court against EPL on behalf of all putative class members (former and current general managers and restaurant managers from April 2000 to present) alleging certain violations of California labor laws, including alleged improper classification of general managers and restaurant managers as exempt employees. Plaintiffs’ requested remedies include compensatory damages for unpaid wages, interest, certain statutory penalties, disgorgement of alleged profits, punitive damages and attorneys’ fees and costs as well as certain injunctive relief. The complaint was served on us on April 19, 2004. While we intend to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment arising from such lawsuit could be material, and we cannot give any assurance that we would have the resources available to pay such settlement or judgment.

El Pollo Loco, S.A. de C.V., which we refer to as EPL-Mexico, filed suit against us in state court in Laredo, Texas alleging, among other things, that we breached our agreement with EPL-Mexico by failing to develop new restaurants in Mexico and claiming that the right to use the name El Pollo Loco in Mexico should revert to EPL-Mexico. EPL-Mexico also filed suit in Mexico City challenging the recognition by the Mexican Intellectual Property Institute of our ownership of the EPL trademarks in Mexico. We successfully removed the action in Texas to federal court, have filed a motion to dismiss the complaint and intend to file a counterclaim against EPL-Mexico to defend our rights in Mexico. We believe that these claims are without merit and that, based on the rights we possess pursuant to the agreement, we possess adequate legal and contractual rights to use the intellectual property in question in Mexico. However, a failure to prevail in either or both of these actions could result in the loss of our ownership in Mexico of the trademarks and intellectual property at issue, which could affect our brand in the United States and elsewhere.

We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. A significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operation and cash flows.

Our Sponsor

American Securities Capital Partners, L.P., or ASCP, originated as the merchant banking arm of American Securities, L.P., which was founded in 1947 by William Rosenwald to invest his share of the Sears, Roebuck and Co. fortune. Today, ASCP is a private investment partnership that makes equity investments in privately and publicly held companies, primarily located in the United States and Canada.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth certain information regarding our board of directors and executive officers of our company.

Name	Age(1)	Position
Stephen E. Carley	51	President, Chief Executive Officer and Director
Karen Eadon	50	Vice President and Chief Marketing Officer
Joseph Stein	44	Vice President of Finance, Chief Financial Officer and Secretary
Brian Berkhausen	50	Vice President of Development
Kenneth W. Clark	56	Vice President of Operations
Jeanne Scott	56	Vice President of Human Resources and Training
Pamela R. Milner	49	Vice President, General Counsel and Secretary
David L. Horing(2)	41	Chairman of the Board
Michael G. Fisch	42	Director
Glenn B. Kaufman(2)(3)	36	Director
Dennis Lombardi(3)	57	Director
Elizabeth Varet	60	Director

(1)	As of August 1, 2004
(2)	Member of Audit Committee
(3)	Member of Compensation Committee

Stephen E. Carley has been our Chief Executive Officer and President since April 2001. Mr. Carley has also been a director since April 2001. Mr. Carley has over 12 years of experience in the restaurant and food-service industries, including from 1993 to November 1996 when Mr. Carley served in various capacities, including National Vice President of Development, for Taco Bell Corporation. From November 1996 to October 1998, Mr. Carley was President of Universal Studios Hollywood Theme Park and Citywalk, a division of Universal Studios, Inc. From January 1999 to April 2001, Mr. Carley served as President of OnRadio.com, a website hosting and design business, and chief executive officer of JoePix.com and President of PhotoPoint Corporation, two digital-imaging companies.

Karen Eadon has been our Vice President and Chief Marketing Officer since October 2002. From November 2000 to October 2002, Ms. Eadon served as Vice President, U.S. Marketing for McDonald’s Corporation. From March 1999 to October 2000, she served as Senior Vice President, Marketing, for Applebee’s International, Inc. From April 1995 to March 1999, she served as Vice President, Retail Marketing for Arco Products Company, the refining and marketing division of ARCO.

Joseph Stein has been our Vice President of Finance, Chief Financial Officer and Treasurer since April 2002. From April 1999 to April 2002, Mr. Stein served as Vice President and Chief Strategic and Financial Officer for Rubio’s Restaurants, Inc. From January 1997 to April 1999, he served as Executive Vice President and Chief Administrative Officer for Checkers Drive-In Restaurants, Inc.

Brian Berkhausen has been our Vice President of Development since December 1997. From May 1996 to November 1997, Mr. Berkhausen served as Director, Market Team Operations and Systems for Allied Domecq Retailing, a QSR operator of the Togo’s Eateries, Inc., Dunkin’ Donuts Inc. and Baskin-Robbins Incorporated brands. From May 1993 to May 1996, Mr. Berkhausen served as Director, Market Development and Strategy for Baskin-Robbins Incorporated.

Kenneth W. Clark has been our Vice President of Operations since January 1998 and our Assistant Secretary since October 1991. Mr. Clark was our Vice President of Company Operations from May 1995 to January 1998, our Director of Operations from October 1991 to May 1995 and our Director of Franchising from May 1989 until October 1991.

Jeanne Scott has been our Vice President of Human Resources and Training since February 2003. From January 1999 to January 2003, Ms. Scott served as Senior Vice President, Human Resources Alliance for Sodexho, a worldwide food service management company. From December 1995 to November 1998, she served as Vice President Human Resources and Training for Koo Koo Roo, Inc.

Pamela R. Milner has been our Vice President and General Counsel since January 2000 and has served as our Corporate Secretary since February 2000. From August 1999 to December 1999, Ms. Milner was General Counsel for Capital Pacific Holdings, Inc., a publicly traded real estate development company. Ms. Milner served as Assistant General Counsel for Advantica Restaurant Group, Inc., or ARG, from September 1998 to August 1999 and Senior Corporate Counsel of ARG from October 1997 to September 1998. From September 1994 to October 1997, Ms. Milner was Senior Attorney and Director of Acquisitions & Divestitures for Taco Bell Corporation.

David L. Horing has been a director and Chairman of the Board since December 1999. He is currently a Managing Director of American Securities Capital Partners, L.P., having joined that company in March 1995 after spending seven years at The Dyson-Kissner-Moran Corporation, a middle-market private equity investment firm. Mr. Horing has also been a Managing Director of American Securities Capital Partners, LLC since September 2000. Mr. Horing had previously worked in Salomon Brothers Inc.’s investment banking division and at The Boston Consulting Group. Mr. Horing is Chairman of the Board of Anthony International and Miltex Instrument Company, Inc. as well as a director of Oreck Manufacturing Company, Caribbean Restaurants, Inc. and Press, Ganey Associates, Inc.

Michael G. Fisch has been a director since December 1999. Mr. Fisch is President of American Securities Capital Partners, L.P., having co-founded that company in 1994. Mr. Fisch has also been the President of American Securities Capital Partners, LLC since September 2000. Before joining American Securities, Mr. Fisch served as a Managing Director and Principal of two private equity firms, a consultant in the Paris office of Bain & Company, and a professional in the Mergers and Acquisitions department of Goldman, Sachs & Co. Mr. Fisch is a member of the board of directors of numerous affiliates and portfolio companies of American Securities.

Glenn B. Kaufman has been a director since December 1999. He is a Managing Director of American Securities Capital Partners, L.P., having joined that company in October 1997. Mr. Kauffman has also been a Managing Director of American Securities Capital Partners, LLC since September 2000. From October 1993 to October 1997, Mr. Kaufman served as a corporate attorney with the firm of Cravath, Swaine & Moore in New York, New York, where he focused on private equity and related transactions. Previously, he worked in the small business consulting group of Price Waterhouse. He is Chairman of the Board of Press, Ganey Associates, Inc. and a director of Anthony International.

Dennis Lombardi has been a director since February 2000. He has served as Executive Vice President of Technomic Inc., a leading food service consulting and research firm, since February 1991.

Elizabeth Varet has been a director of since June 2000. Ms. Varet is currently the Chairman of the Board of American Securities, L.P., having joined that company in 1978. Ms. Varet is also a Director of AMETEK, Inc. and Sterling American Property I, II and III.

Executive Compensation Table

Summary Compensation

The following table sets forth information regarding compensation for the last three fiscal years (ended December 31, 2003, December 25, 2002 and December 26, 2001, respectively) awarded to, earned by, or paid to our chief executive officer and our other four most highly compensated executive officers at the end of 2003, or the Named Executive Officers.

		Annual Compensation			Long-Term Compensation(2)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Underlying Options(3) (#)
Stephen E. Carley	2003	341,124	523,456	*	22,500
President and Chief Executive Officer	2002	315,723	106,912	*	—
	2001	212,231	234,907	*	22,500

Joseph Stein	2003	232,778	187,044	*	10,000
Vice President of Finance, Chief Financial Officer and Treasurer	2002 2001	148,727 —	55,000 —	*	10,000 —

Brian Berkhausen	2003	192,331	593,654	*	15,000
Vice President of Development	2002	181,691	41,261	*	—
	2001	176,262	90,135	*	—

Kenneth Clark	2003	196,064	595,507	*	15,000
Vice President of Operations	2002	183,154	41,261	*	—
	2001	180,500	90,135	*	—

Pamela Milner	2003	194,175	287,453	*	5,000
Vice President, General Counsel and Secretary	2002	183,246	41,261	*	—
	2001	176,208	90,135	*	—

*	Less than $50,000 or 10% of the total salary and bonus for the year indicated.
(1)	Includes cash bonuses paid pursuant to bonus arrangements adopted in connection with the sale of the old notes, as described above.
(2)	We have not granted any restricted stock awards, stock appreciation rights or long term incentive plan awards.
(3)	The listed options are to purchase shares of the common stock of EPL Holdings, Inc. The option grants listed for fiscal 2003 are the result of revaluation of such option in December 2003 in connection with the sale of the old notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation–Debt and Other Obligations.” The options were further revalued in April 2004 in connection with the sale of the Intermediate Notes.

Option Grants in Last Fiscal Year

The table below sets forth the options held by the Named Executive Officers that were revalued in December 2003 in connection with the sale of the old notes. Each option represents the right to purchase one share of common stock of EPL Holdings, Inc. There was no public trading market for the common stock of EPL Holdings, Inc. as of the date of this prospectus. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value on the date of grant of $63.32 per share.

The potential realizable values are based on an assumption that the stock price of the common stock of EPL Holdings, Inc. will appreciate at the annual rate shown (compounded annually) from the date of revaluation until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of common stock of EPL Holdings, Inc.

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2003(1)	Exercise Price per Share ($/Share)	Assumed Market Value on Date of Grant ($/Share)	Expiration Date	5% ($)	10% ($)
Stephen E. Carley	22,500	22	33.71	63.32	4/08/11	1,271,250	2,087,325
Joseph Stein	10,000	10	43.17	63.32	4/07/12	515,500	959,600
Brian Berkhausen	15,000	15	13.31	63.32	12/26/09	1,073,100	1,483,050
Kenneth Clark	15,000	15	13.31	63.32	12/26/09	1,073,100	1,483,050
Pamela Milner	5,000	5	13.31	63.32	1/07/10	357,700	494,350

(1)	Represents the percentage of options revalued in December 2003 in connection with the sale of the old notes. In fiscal 2003, an additional 7,500 options to purchase shares of common stock of EPL Holdings, Inc. were granted to EPL’s employees, none of which were granted to any of the Named Executive Officers.

Aggregated Option Exercises In Last Fiscal Year and

Fiscal Year-End Option Values

The following table provides summary information of the options exercised and the number of shares of the common stock of EPL Holdings, Inc. represented by outstanding stock options held by each Named Executive Officer as of December 31, 2003. There was no public trading market for the common stock of EPL Holdings, Inc. as of the date of this prospectus. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value of $65.44 per share, less the exercise price of the options, each as of December 31, 2003, and multiplying the result by the number of shares.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Stephen E. Carley	—	—	9,000	13,500	285,570	428,355
Joseph Stein	—	—	1,333	8,667	29,686	193,014
Brian Berkhausen	—	—	12,000	3,000	625,560	156,390
Kenneth Clark	—	—	12,000	3,000	625,560	156,390
Pamela Milner	—	—	4,000	1,000	208,520	52,130

Compensation of Directors

Our directors receive no compensation for serving on the board other than reimbursement of reasonable expenses incurred in attending meetings, except that Mr. Lombardi receives $2,000 per board meeting day that he attends and received options to purchase 1,000 shares of the common stock of EPL Holdings, Inc. when he joined the board.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee of El Pollo Loco’s board of directors is an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Employment Contracts and Termination of Employment

We have employment agreements with each Named Executive Officer.

Term

Mr. Carley’s employment agreement is dated April 10, 2001 and under its current one year extension runs until April 10, 2005. Mr. Stein’s employment agreement is dated April 10, 2002 and extends until December 31, 2004. Messrs. Berkhausen’s and Clark’s employment agreements are each dated December 29, 1999 and under their current one year extensions run until December 31, 2004. Ms. Milner’s employment agreement is dated January 10, 2000 and under its current one year extension runs until December 31, 2004. Each employment agreement has perpetual one-year renewals unless either party provides termination notice at least 60 days prior to the end of the then applicable term.

Base Salary

Subject to annual increases at the sole discretion of the board of directors, Mr. Carley’s, Mr. Stein’s, Mr. Berkhausen’s, Mr. Clark’s and Ms. Milner’s base salaries under their respective employment agreements are $310,000, $220,000, $176,000, $176,000 and $150,000, respectively.

Bonus

Contingent on our meeting certain financial goals, the target bonus for each Named Executive Officer is 50% of that executive officer’s respective base salary, except for Mr. Carley, whose target bonus is 75% of his base salary.

Loan to Mr. Carley

See discussion under “Certain Relationships and Related Transactions” below.

Termination

If we terminate a Named Executive Officer for cause or a Named Executive Officer resigns without good reason or dies or suffers from a disability, that executive officer is entitled to accrued base annual salary for the then current year to date, earned but unpaid bonus from prior years, accrued expenses meriting reimbursement and accrued benefits. If a Named Executive Officer dies or suffers from a disability, that executive officer is also entitled to a pro rata bonus for the then current year. If we terminate a Named Executive Officer without cause or a Named Executive Officer resigns for good reason, that executive officer is entitled to all of the above compensation plus 12 months additional base salary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our outstanding common shares are held by EPL Intermediate, Inc., or Intermediate. EPL Holdings, Inc., or Holdings, owns all of the outstanding common stock of Intermediate. The following table sets forth information with respect to the beneficial ownership of the common stock of Holdings as of August 1, 2004 by:

•	Each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of Holdings’ common stock;

•	Each of the Named Executive Officers;

•	Each of our directors; and

•	All of our directors and executive officers as a group.

To our knowledge, each of the holders of shares listed below has sole voting and investment power as to the shares owned unless otherwise noted.

Beneficial Owner(1)	Shares(2)	Percentage
ASP EPL L.L.C.(3)	983,089	95.4%
Stephen E. Carley(4)	11,020	1.1
Joseph Stein	2,192	*
Brian Berkhausen(5)	13,692	1.3
Kenneth Clark(6)	13,692	1.3
Pamela Milner(7)	4,500	*
Michael G. Fisch(8)	983,089	95.4
David L. Horing	—	—
Glenn B. Kaufman	—	—
Dennis Lombardi(9)	1,364	*
Elizabeth Varet	—	—
All executive officers and directors as a group (12 persons)(10)	48,147	4.6

*	Less than one percent (1%)
(1)	The addresses for the listed beneficial owners are as follows: for ASP EPL L.L.C., Mr. Fisch, Mr. Horing, Mr. Kaufman and Ms. Varet, Chrysler Center, 666 Third Avenue, 29th Floor, New York, New York, 10017-4011; for Mr. Lombardi, c/o Technomic, Inc., 300 South Riverside Plaza, Suite 1940 South, Chicago, Illinois, 60606; for each other director or executive officer, c/o El Pollo Loco, Inc., 3333 Michelson Drive, Suite 550, Irvine, California, 92612.
(2)	Includes shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.
(3)	American Securities Partners II, L.P. (“ASP II”) and American Securities Partners II-B (“ASP II-B”) are the sole members of ASP EPL L.L.C. American Securities Associates II, LLC (“Associates”) is the general partner of and possesses sole voting and investment power with respect to both ASP II and ASP II-B. Mr. Fisch, as a managing member of Associates, may be deemed to beneficially own the shares held by ASP EPL L.L.C. However, Mr. Fisch disclaims beneficial ownership of those shares.
(4)	Includes 9,000 shares subject to options that are exercisable or will vest and become exercisable on or before August 29, 2004.
(5)	Includes 3,000 shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.
(6)	Includes 3,000 shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.
(7)	Includes 2,000 shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.
(8)	Includes 983,089 shares held by Associates that Mr. Fisch may be deemed to beneficially own but for which he disclaims beneficial ownership.
(9)	Includes 800 shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.
(10)	Includes 18,134 shares subject to options that are exercisable or will vest and become exercisable on or before September 30, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

On December 29, 1999, we entered into a Management Consulting Agreement with ASCP, which is an affiliate of the majority owner of EPL Holdings, Inc., pursuant to which ASCP provides us with certain management services. The agreement, as amended, will terminate, if not earlier terminated by the parties, on the earlier of December 31, 2009 or the date on which American Securities Partners II, L.P. or its affiliates cease to own directly or indirectly 35% of our voting stock (on an as converted basis). The annual fee for ASCP’s services is $400,000 plus its reasonable expenses, provided that ASCP may increase the fee to an amount not to exceed 0.5% of our total revenue for the 12 months prior to such increase. If we consummate certain transactions, including a merger, acquisition, reorganization or recapitalization, during the term of the agreement, ASCP is entitled to a fee not to exceed 1% of the value of the transaction. During the fiscal years ended December 31, 2003, December 25, 2002 and December 26, 2001, we paid $439,000, $573,000 and $704,000, inclusive of expenses, respectively, to ASCP for management services.

Loan to our Chief Executive Officer

Pursuant to a Secured Promissory Note dated April 10, 2001, we loaned Mr. Carley $135,000. In December 2003, Mr. Carley repaid such note in full. The note bore interest at an annual rate of 7%. During fiscal year 2003, the largest aggregate amount due under this note was $96,450.

Payments made on behalf of Parents

From time to time we have paid certain amounts on behalf of EPL Intermediate, Inc. and EPL Holdings, Inc. for filing fees. At December 26, 2001 we had payables owing to these entities of approximately $0.1 million due to these entities making a loan to our chief executive officer on our behalf. In fiscal 2002 we paid on behalf of EPL Intermediate, Inc. and EPL Holdings, Inc. certain amounts required to repurchase equity interests held by a former member of our management. Following that payment we received the proceeds of investments in the common stock of EPL Holdings, Inc. and the preferred stock of EPL Intermediate, Inc. and applied such proceeds against the receivables. As a result of these transactions, the aggregate receivables from those entities at March 31, 2004 was approximately $0.3 million.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Credit Facility

We have a senior credit facility pursuant to a Credit Agreement, dated December 29, 1999, among us, EPL Holdings, Inc., EPL Intermediate, Inc. and SunTrust Bank, Atlanta, as amended. Our senior credit facility consists of an $11.0 million term loan facility and a $15.0 million revolving loan, with certain availability for letters of credit and swingline loans. Our senior credit facility is guaranteed by EPL Holdings, Inc., EPL Intermediate, Inc. and all of our future domestic subsidiaries and secured by a first-priority perfected security interest in our stock and substantially all of our, EPL Holdings, Inc.’s, EPL Intermediate, Inc.’s and our future domestic subsidiaries’ tangible and intangible existing and later acquired assets (other than certain excluded assets). On March 31, 2004, the amount outstanding under the term loan was $10.1 million and the amount outstanding under the revolving loan was $5.2 million (all of which was pursuant to letters of credit).

Interest. Interest on borrowings under our senior credit facility accrues at a floating rate of (at our option) either the prime rate of interest in effect from time to time or LIBOR, in either case plus an applicable margin. Currently, the applicable margin is 1.00% per annum and 2.50% for LIBOR-based loans. After June 30, 2004, the applicable margin will be determined based on the ratio of our funded debt to Adjusted EBITDA (as defined under the senior credit facility). On March 31, 2004, the weighted average interest rate on all borrowings under our senior credit facility was 3.77%.

Availability Under Revolving Loan. Revolving advances are available from the lender in an aggregate principal amount of up to $15.0 million, subject to a borrowing base test. We can repay and re-borrow such advances until the maturity date. At our option, up to $10.0 million of the facility could consist of one or more letters of credit issued by the lender.

Term. The term loan and amounts borrowed pursuant to our revolving loan have a maturity date of December 19, 2006.

Fees. Our senior credit facility contains certain customary fees, including processing fees and pre-payment fees.

Covenants. Our senior credit facility contains various affirmative and negative covenants customary for similar credit facilities which limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including the notes) prior to stated maturities;

•	pay dividends on, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	create or incur liens;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	enter into certain transactions with affiliates;

•	make capital expenditures;

•	sell stock in our subsidiaries;

•	restrict dividends, distributions or other payments from our subsidiaries; and

•	otherwise conduct necessary corporate activities.

Events of Default. Our senior credit facility also contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements, including, without limitation, the indenture governing the notes.

Recent Amendments to the Senior Credit Facility. Effective December 16, 2003, our senior credit facility was amended to clarify the treatment of the $70.0 million dividend that we paid to EPL Intermediate, Inc. in December of 2003 under the debt covenants set forth in the senior credit facility. On March 17, 2004, our senior credit facility was further amended to implement technical changes designed to accommodate the sale of the Intermediate Notes.

Notes Payable to Financial Institutions and Other Notes Payable

From September 1994 until December 2000, in connection with the acquisition of seven restaurants from franchisees, we assumed certain loans, which loans were secured by certain assets of the restaurants, including inventory and equipment. The loans generally require monthly payments of principal and interest, and are scheduled to mature over the period from July 2004 to December 2017. The interest rates range from 8% to 12.2% per annum. On March 31, 2004, the outstanding principal balance of the remaining loans was $2.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations” for a summary of the repayment schedule pertaining to our remaining indebtedness.

Capital Leases

We have financed the purchase of certain restaurant equipment through capital lease finance agreements. In addition, certain of our restaurant leases are capital leases. These leases generally require monthly payments of principal and interest, and are scheduled to mature over the period from December 2003 to November 2023. On March 31, 2004, the outstanding balance under our capital leases, including current maturities, was $8.9 million and the weighted average interest rate was 13% per annum.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were, and the exchange notes will be, issued under the indenture dated December 19, 2003 among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee. The form and terms of the old notes and the exchange notes are identical in all material respects except that the exchange notes will have been registered under the Securities Act. See “The Exchange Offer—Purpose and Effect and—Transferability of the Exchange Notes.” Unless otherwise stated in this “Description of the Exchange Notes,” references to “notes” refer to the exchange notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The security documents referred to below under the caption “—Security” contain the terms of the security interests that secure the notes and the Note Guarantees.

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to El Pollo Loco, Inc. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the indenture, the security documents and the Intercreditor Agreement. We urge you to read the indenture, the Trust Indenture Act and the security documents because they, not this description, define your rights as holders of the notes. You may request a copy of the indenture and the security documents from the Company. Certain defined terms used in this description but not defined below under the subheading “Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general obligations of the Company;

•	will be secured on a second-priority basis, equally and ratably, by security interests in substantially all assets of the Company (other than Excluded Assets) and all of the capital stock of the Company, subject only to first-priority liens securing Credit Facilities and other Permitted Prior Liens;

•	will be effectively junior to the Company’s obligations under Credit Facilities, which will be secured on a first-priority basis by the same assets of the Company that secure the notes (except that the Credit Facilities will be secured by certain leasehold interests that will not secure the notes) and other Indebtedness secured by Permitted Prior Liens;

•	except with respect to payments from the liquidation of collateral securing the first-priority liens, will be pari passu in right of payment with all senior Indebtedness of the Company, but to the extent of the security interests, effectively senior to all of the Company’s unsecured Indebtedness and unsecured trade credit;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed by any future Guarantors.

The Note Guarantees

The notes will be guaranteed by all of the Company’s Domestic Subsidiaries (if any) formed after December 19, 2003. As of March 31, 2004, we had no Subsidiaries.

Each guarantee of the notes:

•	will be a general obligation of the Guarantor;

•	will be secured on a second-priority basis, equally and ratably, by security interests in substantially all assets of that Guarantor (other than Excluded Assets), subject only to first-priority liens securing Credit Facilities and other Permitted Prior Liens;

•	will be effectively junior to that Guarantor’s guarantee of Credit Facilities, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the notes (except that the Credit Facilities will be secured by certain leasehold interests that will not secure the guarantees), and other Indebtedness secured by Permitted Prior Liens;

•	except with respect to payments from the liquidation of collateral securing the first-priority liens, will be pari passu in right of payment with all senior Indebtedness of that Guarantor, but to the extent of the security interests, effectively senior to all of that Guarantor’s unsecured Indebtedness and unsecured trade credit; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Parent and Holdings will not guarantee the notes. Pursuant to the indenture, any additional notes permitted to be incurred under the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” will automatically be included in the Note Obligations and will share, equally and ratably, with the notes in the Note Liens. As of March 31, 2004, the Company had approximately $10.1 million of term loans outstanding and approximately $9.5 million of revolving indebtedness available under our senior credit facility. In addition, as of March 31, 2004, excluding amounts outstanding under our senior credit facility, the Company had approximately $11.7 million of other secured indebtedness outstanding, principally comprising obligations under capital leases and other secured debt, all of which would have effectively ranked senior in priority to the notes with respect to the assets securing those obligations. See “Risk Factors—Risks Related to the Exchange Notes, the Exchange Offer and Our Indebtedness—The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes.” The collateral securing the notes is subject to first-priority liens, and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior credit facility, to the extent of the value of the assets securing that indebtedness.”

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to create and designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

On December 19, 2003, the Company issued the old notes with a maximum aggregate principal amount of $110.0 million. The Company issued the old notes in denominations of $1,000 and integral multiples of $1,000. The Company may issue additional notes under the indenture from time to time. As of March 31, 2004, no additional notes had been issued. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The notes will mature on December 15, 2009.

Interest on the notes will accrue at the rate of 9¼% per annum and will be payable semi-annually in arrears on December 15 and June 15, commencing on December 15, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding December 1 and June 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by each of the Company’s future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture and the appropriate security documents satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Security

Security Documents. The payment of the principal of and interest and premium and Liquidated Damages, if any, on the notes, and the payment and performance of all other Note Obligations will be secured, equally and ratably, by a second-priority security interest in the Collateral, subject to Permitted Prior Liens, as provided in the security documents. The definition of “Note Obligations” includes all Obligations with respect to additional notes issued pursuant to the indenture as provided below. The security interests securing the Priority Lien Obligations will be held by holders of Priority Lien Obligations or the Priority Lien Collateral Agent.

The Collateral. The notes and the Note Guarantees will be secured on a second-priority basis, subject only to (1) first-priority liens securing Credit Facilities and other Priority Lien Debt and (2) other Permitted Prior Liens, by:

(1) a pledge of (a) all of the Capital Stock of the Company, and (b) all of the Capital Stock of the Company’s future Domestic Subsidiaries, if any;

(2) mortgages in all real property owned by the Company or any of the Guarantors, other than Excluded Assets; and

(3) a security interest in substantially all of the Company’s and the Guarantors’ other assets whether now owned or hereinafter acquired, including collateral assignments of the Company’s franchise contract rights of the Company and it Subsidiaries, to the extent that such rights may be collaterally assigned without breach of such agreements, other than Excluded Assets.

Certain filings and other similar actions required in connection with the perfection of the security interests in the Company’s real property were not completed on or prior to the date of the indenture. The Company is using commercially reasonable efforts to complete such actions as soon as reasonably practicable. The Company may not, however, be able to complete such actions soon, or at all, and the failure to complete such actions will not constitute a breach of their obligations under the indenture and the security documents so long as the Company has used commercially reasonable efforts to that end.

The indenture prohibits the Company and any Restricted Subsidiary from granting any security interest on any property (other than Excluded Assets) to secure any Priority Lien Obligations unless, subject to limited exceptions, a concurrent security interest is granted to the collateral agent as security for the Note Obligations.

Following the repayment in full of the Priority Lien Obligations, and until new Priority Lien Obligations are incurred, the indenture requires the Company and its Restricted Subsidiaries to grant a security interest securing the Note Obligations in certain real and personal property acquired thereafter by the Company or any Restricted Subsidiaries. See “—Certain Covenants—Additional Collateral.”

So long as no Event of Default has occurred and is continuing, and subject to certain terms and conditions, the Company and the Obligors will be entitled to receive all cash dividends, interest, rent and other payments made upon or with respect to the Collateral and to exercise their respective voting and other consensual rights pertaining to the Collateral. Subject to the Intercreditor Agreement and the security documents, upon the occurrence and during the continuance of Event of Default:

(1) all rights of the Company and the Obligors to exercise such voting or other consensual rights will cease, and all such rights will become vested in the trustee, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights;

(2) all rights of the Company and the Obligors to receive all cash dividends, interest and other payments made upon or with respect to the Collateral will cease and such cash dividends, interest and other payments will be paid to the collateral agent; and

(3) the collateral agent may sell the Collateral or any part of the Collateral in accordance with the terms of the security documents.

Collateral Agent. The collateral agent, which initially will be the trustee, will hold the Liens granted to it to secure Note Obligations pursuant to the security documents. The collateral agent is subject to any directions given it by the trustee from time to time as required or permitted by the indenture. Except as directed by the trustee and as required or permitted by the indenture, at any time there are Priority Lien Obligations which have not been paid in full, the collateral agent will not be obligated to:

(1) act upon directions purported to be delivered to it by any other Person;

(2) foreclose upon or otherwise enforce any Lien; or

(3) take any other action whatsoever with regard to any or all of the Liens, security documents or the Collateral.

Authorization of Actions to Be Taken. The collateral agent and the trustee are authorized and empowered to receive for the benefit of the holders of notes any funds collected or distributed under the security documents and to make further distributions of the funds to the holders of notes according to the provisions of the indenture. See “—Security—Order of Application.”

Subject to the provisions of the indenture governing the trustee’s duties and rights generally and the terms of the Intercreditor Agreement, and subject to the provisions described below under the caption “—Ranking of Note Liens—Ranking of Note Liens,” the trustee may, in its sole discretion and without the consent of the holders of notes, direct, on behalf of the holders of notes, the collateral agent to take all actions it deems necessary or appropriate in order to:

(1) foreclose upon or otherwise enforce any or all of the Note Liens;

(2) enforce any of the terms of the security documents; or

(3) collect and receive payment of any and all Note Obligations.

Release of Note Liens. The Note Liens will be released in whole:

(1) upon payment in full of the principal of, and accrued and unpaid interest, premium and Liquidated Damages, if any, on the notes and payment in full of all other Note Obligations that are due and payable at or prior to the time the principal, accrued and unpaid interest, premium and Liquidated Damages, if any, are paid;

(2) upon satisfaction and discharge of the indenture in accordance with the indenture; or

(3) upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described below under the caption “—Legal Defeasance and Covenant Defeasance.”

The Note Liens will be released in part with respect to any asset constituting Collateral (other than Capital Stock of the Company):

(1) upon delivery by the Company to the trustee and the collateral agent of an officers’ certificate certifying that the asset has been sold or otherwise disposed of by the Company or a Guarantor to a Person other than the Company or a Guarantor in a transaction permitted by the indenture, at the time of sale or disposition;

(2) upon delivery by the Company to the trustee and the collateral agent of an officers’ certificate certifying that the asset is owned or has been acquired by a Guarantor that has been released from its Note Guarantee (including by virtue of a Guarantor becoming an Unrestricted Subsidiary);

(3) upon delivery by the Company to the trustee and the collateral agent of an officers’ certificate certifying that the asset has been condemned, seized or taken by exercise of the power of eminent domain; or

(4) at any time there are Priority Lien Obligations which have not been paid in full, upon delivery of the required officer’s certificate to the trustee and the collateral agent in accordance with the provisions described below under the caption “—Ranking of Note Liens—Release of Collateral or Note Guarantee upon Sale or Other Disposition.”

The Note Liens with respect to Capital Stock of the Company will be released upon (a) the sale or other disposition of all of the Capital Stock of the Company to a Person that is not (either before or after giving effect to such transaction) the Company, Parent, Holdings or a Restricted Subsidiary of the Company or (b) the sale, assignment, transfer, conveyance, lease or other disposal of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to a Person that is not (either before or after giving effect to such transaction) the Company, Parent, Holdings or a Restricted Subsidiary of the Company; provided that in each case, a Change of Control Offer is completed in connection with such transaction in compliance with the provisions of the indenture described below under the caption “—Repurchase at the Option of Holders—Change of Control” and such transaction results in the release of the liens on the Capital Stock of the Company securing obligations under each Credit Facility.

Filing, Recording and Opinions. Immediately prior to the issuance of the exchange notes and annually thereafter, the Company will furnish to the trustee and the collateral agent an opinion of counsel, in the form specified in the indenture for that opinion, with respect to the effectiveness and perfection of the Liens intended to be created by the security documents. The Company will otherwise comply with the provisions of TIA Section 314(b).

To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities or relating to the substitution therefore of any property or securities to be subjected to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the collateral agent. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

Intercreditor Agreement. On December 19, 2003, the Company entered into an Intercreditor Agreement with the collateral agent and the Priority Lien Collateral Agent setting forth terms of the relationship between the holders of Priority Liens and Note Liens. Certain terms of the Intercreditor Agreement are described below under “Ranking of Note Liens.”

Ranking of Note Liens

Set forth below is a summary of the lien-ranking provisions of the indenture and the Intercreditor Agreement. These provisions are enforceable by the holders of Priority Liens and are generally not enforceable by the Company. See “—Ranking of Note Liens—Enforcement” below.

Ranking. The indenture and the Intercreditor Agreement provide that, notwithstanding:

(1) anything to the contrary contained in the security documents;

(2) the time of incurrence of any Secured Debt;

(3) the time, order or method of attachment of the Note Liens or the Priority Liens;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) the rules for determining priority under the Uniform Commercial Code or any other law governing relative priorities of secured creditors;

(7) that any Priority Lien may not have been perfected;

(8) that any Priority Lien may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(9) any other circumstance of any kind or nature whatsoever, whether similar or dissimilar to any of the foregoing;

the Note Liens will in all circumstances be junior and subordinate in ranking to all Priority Liens, whenever granted, upon any present or future Collateral, and the Priority Liens, whenever granted, upon any present or future Collateral to the extent the Priority Liens secure the Priority Lien Obligations will be prior and superior to the Note Liens.

Order of Application. Subject to the terms of the Intercreditor Agreement and the application of the enforcement proceeds to the payment of amounts required to be applied to the repayment of indebtedness secured by a Permitted Prior Lien on such collateral, the indenture and/or the security documents provide that if, upon the enforcement by the collateral agent of any default remedy set forth in any security document, any Collateral is sold in foreclosure of such security interest or is otherwise collected or realized upon by the collateral agent, the proceeds received by the collateral agent from such enforcement will be distributed by the collateral agent in the following order of application:

FIRST, to the payment of all amounts payable under the security documents securing the Note Obligations on account of the collateral agent’s and the trustee’s fees or any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral agent or any co-trustee or agent in connection with any such security document;

SECOND, to the trustee for application to the payment of all Note Obligations until all Note Obligations have been paid in full; and

THIRD, any surplus remaining after the payment in full in cash of all of the Note Obligations shall be paid to the Company or the applicable Guarantor, as the case may be, its successors or assigns, or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

Collateral Sharing with Additional Notes. Any additional notes issued under the indenture in accordance with the requirements set forth in the definition of “Note Debt” and permitted to be incurred by the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” will be treated as Note Obligations for all purposes under the indenture and the security documents.

Equal and Ratable Sharing of Collateral by Note Debt. The indenture provides that, notwithstanding:

(1) anything to the contrary contained in the security documents;

(2) the time of incurrence of any Note Obligation;

(3) the order or method of attachment or perfection of any security interests securing Note Obligations;

(4) the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any security interest in any Collateral;

(5) the time of taking possession or control over any Collateral; or

(6) the rules for determining priority under any law governing relative priorities of security interest:

(a) all security interests at any time granted by the Company or any other Obligor to secure any of the Note Obligations shall secure, equally and ratably, all present and future Note Obligations; and

(b) all proceeds of all security interests at any time granted by the Company or any Obligor to secure any Note Obligations shall be allocated and distributed equally and ratably on account of the Note Obligations.

Option to Purchase Priority Lien Debt. Under the Intercreditor Agreement, any Person or Persons at any time or from time to time designated by the holders of at least 25% in outstanding principal amount of the notes, voting as a single class, to exercise all default purchase options as to notes then outstanding, or an Eligible Purchaser. have the right (without any obligation) to purchase, at any time during any of the exercise periods described in the second succeeding paragraph, all, but not less than all, of the principal of and interest on and all prepayment or acceleration penalties and premiums in respect of all Priority Lien Debt outstanding at the time of purchase and all other Priority Lien Obligations (except Unasserted Contingent Obligations) then outstanding, together with all Liens securing such Priority Lien Debt and all Guarantees and other supporting obligations relating to such Priority Lien Debt:

(1) for a purchase price equal to: (A) in the case of Priority Lien Debt then outstanding (other than letters of credit), 100% of the principal amount and accrued interest outstanding on the Priority Lien Debt on the date of purchase plus all other Priority Lien Obligations (except any prepayment or acceleration penalty or premium and any Unasserted Contingent Obligations) then unpaid, and (B) in the case of each outstanding letter of credit then outstanding as Priority Lien Debt, 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is funded, plus accrued interest thereon, and all Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is funded, the amounts payable under clause (B), collectively, the Acquired L/C Obligations;

(2) with such purchase price payable in cash on the date of purchase against transfer to an Eligible Purchaser or its nominee or transferee (without recourse and without any representation or warranty whatsoever, whether as to the enforceability of any Priority Lien Debt or the validity, enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or as to any other matter whatsoever, except only the representation and warranty that the transferor owns free and clear of all Liens and encumbrances (other than participation interests not prohibited by the applicable Credit Facility), and has good right to convey, whatever claims and interests it may have in respect of Priority Lien Debt and any such Liens, Guarantees and supporting obligations pursuant to the Priority Lien Documents) provided that the purchase price in respect of any outstanding letter of credit that remains unfunded on the date of purchase shall be payable as and when such letter of credit is funded (i) first from the cash collateral account described in paragraph (3) below, until the amounts contained therein have been exhausted, and (ii) thereafter directly by the purchaser; and

(3) with such purchase accompanied by a deposit of cash collateral under the dominion and control of the Priority Lien Collateral Agent or its designee in an amount equal to the lower of (1) 108% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document, as security for the purchaser’s purchase of the Acquired L/C Obligations, subject to the agreement that if any such letter of credit (A) is cancelled and returned to the issuer thereof, (B) expires in accordance with its terms or (C) is drawn in its full face amount, the Priority Lien Collateral Agent or its designee holding such cash collateral shall promptly return to the Eligible Purchaser an amount equal to the excess, if any, of (i) the amount deposited as cash collateral in respect of such letter of credit, over (ii) the amount equal to 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is cancelled, expires or is funded, as the case may be, plus accrued interest thereon, and all Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is cancelled, expires or is funded, as the case may be.

The right to exercise the purchase option described in the immediately preceding paragraph shall be exercisable and legally enforceable upon at least ten business days’ prior written notice of exercise given to the Priority Lien Collateral Agent by (and at the sole option of) an Eligible Purchaser.

The right to exercise the right to purchase the Priority Lien Obligations as described above may be exercised during each period that begins on:

(1) the commencement of an Insolvency or Liquidation Proceeding involving the Company or any other Obligor; or

(2) the first date on which the Priority Lien Collateral Agent or any holder of any Priority Lien Obligations, or any Person on its behalf, takes any action (other than the issuance of a notice of default or event of default or a reservation of rights letter delivered to the Company or any other Obligor) to foreclose, collect or otherwise realize in any way upon any Collateral; and

in each of clauses (1) and (2) above, ends on the 20th business day after receipt from the Company, the applicable Obligor, or the Priority Lien Collateral Agent by the trustee of written notice of the occurrence of the applicable event described in clause (1) or (2) above.

Restriction on Enforcement of Note Liens. So long as any Priority Lien Obligations exist that have not been repaid in full, the holders of Priority Liens will have the exclusive right to enforce, foreclose, collect or realize upon any Collateral. Subject to the provisions described below under the caption “—Ranking of Note Liens—Relative Rights” and the exceptions set forth below, the trustee and holders of notes will not authorize or instruct the collateral agent, and the collateral agent will not, and will not authorize or direct any Person acting for it, the trustee or any holder of Note Obligations, to exercise any right or remedy with respect to any Collateral (including any right of set-off) or take any action to enforce, collect or realize upon any Collateral, including without limitation, any right, remedy or action to:

(1) take possession of or control over any Collateral;

(2) exercise any collection rights in respect of any Collateral or retain any proceeds of accounts and other obligations receivable paid to it directly by any account debtor;

(3) exercise any right of set-off against any property subject to any Priority Lien;

(4) foreclose upon any Collateral or take or accept any transfer of title in lieu of foreclosure upon any Collateral;

(5) enforce any claim to the proceeds of insurance upon any Collateral;

(6) deliver any notice, claim or demand relating to the Collateral to any Person (including any securities intermediary, depositary bank or landlord) in the possession or control of any Collateral or acting as bailee, custodian or agent for any holder of Priority Liens in respect of any Collateral;

(7) otherwise enforce any remedy available upon default for the enforcement of any Lien upon the Collateral;

(8) deliver any notice or commence any proceeding for any of the foregoing purposes; or

(9) seek relief in any Insolvency or Liquidation Proceeding permitting it to do any of the foregoing;

except that, in any event, any such right or remedy may be exercised and any such action may be taken, authorized or instructed:

(1) without any condition or restriction whatsoever, so long as no Priority Lien Obligations exist that have not been repaid in full;

(2) as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to no Priority Lien Obligations existing that have not been repaid in full) any right to claim, take or receive proceeds of Collateral remaining at any time when no Priority Lien Obligations exist that have not been repaid in full in the event of foreclosure or other enforcement of any prior Lien;

(3) as necessary to perfect, or maintain the perfection or priority of, a Lien upon any Collateral by any method of perfection except through possession or control; or

(4) as necessary to prove, preserve or protect (but not enforce) the Note Liens, in each case, subject to the provisions of the security documents.

None of the rights and remedies otherwise available to the holders of Priority Liens in respect of the foreclosure or other enforcement of Priority Liens and none of the other rights and remedies of the holders of Priority Liens and Priority Lien Obligations under the Priority Lien Documents will be impaired, restricted or affected by the provisions described under the caption “—Ranking of Note Liens.”

At any time any Priority Lien Obligations exist that have not been repaid in full:

(1) the Priority Lien Collateral Agent will have the sole right to adjust settlement of all insurance claims and condemnation awards in the event of any covered loss, theft, destruction or condemnation of any Collateral and all claims under insurance constituting Collateral;

(2) all proceeds of insurance on or constituting Collateral and all condemnation awards resulting from a taking of any Collateral will inure to the benefit of, and will be paid to, the holders of the Priority Liens; and

(3) the collateral agent will co-operate, if necessary and as reasonably requested by the Priority Lien Collateral Agent, in effecting the payment of insurance proceeds to the Priority Lien Collateral Agent.

Subject to the provisions described below under the caption “—Ranking of Note Liens—Relative Rights” (other than clauses (4) and (5) of those provisions), so long as there are any Priority Lien Obligations existing that have not been repaid in full, none of the holders of notes, the trustee or the collateral agent will:

(1) request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Liens in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or Priority Lien Security Document or subordinate the Priority Liens to the Note Liens or grant the Priority Liens equal ranking to the Note Liens;

(2) oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Liens in any Insolvency or Liquidation Proceeding;

(3) oppose or otherwise contest any lawful exercise by any holder of Priority Liens of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

(4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Liens relating to the lawful enforcement of any Priority Lien;

(5) request relief from the automatic stay; or

(6) challenge the enforceability, perfection or the validity of the Priority Lien Obligations or the Priority Liens.

Except for payments received free from the Priority Liens as provided in this section, all proceeds of Collateral received by the trustee or the collateral agent at any time when any Priority Lien Obligations exist that have not been repaid in full will be held by the trustee or the collateral agent for account of the holders of Priority Liens and remitted to the Priority Lien Collateral Agent upon demand by the Priority Lien Collateral Agent. To the extent provided by applicable law, the Note Liens will remain attached to and, subject to the provisions described under the caption “—Ranking of Note Liens,” enforceable against all proceeds so held or remitted.

Except for payments that are made from or constitute proceeds of property subject to Priority Liens and that are received by the trustee or the collateral agent or any holder of Note Obligations at any time when any Priority Lien Obligations exist that have not been repaid in full and after (i) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or the grantor of any Priority Lien or (ii) the trustee and the collateral agent have received written notice from the Priority Lien Collateral Agent stating that (A) the Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (B) the holders of Priority Liens have become entitled to, and desire to, enforce any or all of the Priority Liens by reason of a default under Priority Lien Documents:

(1) no payment of money (or the equivalent of money) made by the Company or a Guarantor to the trustee, the collateral agent, any holder of notes or any other holder of Note Obligations (including, without limitation, payments and prepayments made for application to Note Obligations) and all other payments and deposits made pursuant to any provision of the indenture, any other Note Document and the Intercreditor Agreement will in any event be subject to the foregoing provisions described under the caption “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or otherwise affected by any of the provisions described below under the caption “—Ranking of Note Liens—Relative Rights;” and

(2) all payments permitted to be received under this section will be received by the trustee, the collateral agent, the holders of notes and the other holders of Note Obligation free from the Priority Liens and all other Liens thereon except the Note Liens.

Insolvency or Liquidation Proceedings. The provisions under the caption “—Ranking of Note Liens” will be applicable both before and after the filing of any petition by or against any Obligor under any insolvency or bankruptcy law and all converted or succeeding cases in respect thereof, and all references in this “Description of the Exchange Notes” to any Obligor shall be deemed to apply to the trustee for such Obligor and such Obligor as a debtor-in-possession. The relative rights of secured creditors in or to any distributions from or in respect of any Collateral or proceeds of Collateral shall continue after the filing of such petition on the same basis as prior to the date of such filing, subject to any court order approving the financing of, or use of cash collateral by any Obligor as debtor-in-possession. If, in any Insolvency or Liquidation Proceeding and at any time any Priority Lien

Obligations exist that have not been repaid in full, all of the lenders (or such number of the lenders as may have the power to bind all of them):

(1) consent to any order for use of cash collateral or agree to the extension of any Priority Lien Debt (including, without limitation, any debtor-in-possession financing) to any Obligor to the extent constituting Indebtedness permitted to be subject to Liens by clause (1), clause (16)(a) or clause (18) of the definition of “Permitted Liens;”

(2) consent to any order granting any priming lien, replacement lien, cash payment or other relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the interests of the holders of Priority Liens in the property subject to such Priority Liens;

(3) consent to any order approving post-petition financing pursuant to Section 364 of the United States Bankruptcy Code (including, without limitation, any “roll-up” of Priority Lien Obligations); or

(4) consent to any order relating to a sale of assets of the Company or any Note Guarantor that:

(a) provides, to the extent the sale is to be free and clear of Liens, that all Priority Liens and Note Liens shall attach to the proceeds of the sale; and

(b) grants Credit Bid Rights to the holders of notes;

then, the holders of notes, the trustee and the collateral agent will not oppose or otherwise contest the entry of such order.

The holders of notes, the trustee and the collateral agent will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interests in the Collateral under the Note Liens, except that:

(1) they may freely seek and obtain relief granting a junior lien co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption “—Ranking of Note Liens”) in all respects to all Liens granted in such Insolvency or Liquidation Proceeding to the holders of Priority Lien Debt;

(2) they may assert rights in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan (other than to the extent such plan provides for the liquidation of assets or properties of the Company or any Obligor); and

(3) they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, when no Priority Lien Obligations exist that have not been repaid in full.

If, in any Liquidation or Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, both on account of Priority Lien Debt and on account of the notes, then, to the extent the debt obligations distributed on account of the Priority Lien Debt and on account of the notes are secured by Liens upon the same property, the provisions described under the caption “—Ranking of Note Liens” will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

The holders of notes, the trustee and the collateral agent will not assert or enforce, at any time when any Priority Lien Obligations exist that have not been repaid in full, any claim under §506(c) of the United States Bankruptcy Code senior to or on a parity with the Priority Liens for costs or expenses of preserving or disposing of any Collateral.

Release of Collateral or Note Guarantee upon Sale or Other Disposition. If, at any time when any Priority Lien Obligations exist that have not been repaid in full, the Company delivers an officers’ certificate to the trustee and the collateral agent that:

(1) any specified Collateral, or all Capital Stock owned by the Company and its Subsidiaries in a Subsidiary which, directly or indirectly through another Subsidiary, owns such Collateral, is sold, transferred or otherwise disposed of:

(a) by the owner of such Collateral to a Person other than the Company, an Obligor or a Restricted Subsidiary of the Company in a transaction permitted under the Priority Lien Documents and the indenture; or

(b) by the holder of any Priority Lien securing Priority Lien Obligations in a foreclosure or other enforcement proceeding or by an Obligor in lieu of a sale by the holders of the Priority Lien Obligations in a foreclosure or enforcement proceeding; provided, however, that the Priority Lien Collateral Agent shall remit to the collateral agent the proceeds, if any, of such distribution remaining at any time when no Priority Lien Obligations exist that have not been repaid in full or as ordered by a court of competent jurisdiction; and

(2) no Priority Lien Obligations exist that have not been repaid in full or all Liens upon such Collateral (not including the proceeds payable to the Priority Lien Collateral Agent pursuant to clause (1)(b) above) securing Priority Lien Obligations or Collateral, as the case may be, will be forever released and discharged upon such sale, transfer or other disposition;

then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Liens upon such Collateral (not including the proceeds payable to the collateral agent pursuant to clause (1)(b) above) will automatically be released and discharged as and when and to the extent such Liens securing Priority Lien Obligations are released and discharged.

If, at any time when any Priority Lien Obligations exist that have not been repaid in full, the Company delivers an officers’ certificate to the trustee and the collateral agent that:

(1) all or substantially all Capital Stock owned by the Company and its Restricted Subsidiaries in any Subsidiary of the Company, or a Sold Subsidiary, is sold, transferred or otherwise disposed of (whether directly by transfer of Capital Stock issued by the Sold Subsidiary or indirectly by transfer of Capital Stock of other Subsidiaries which, directly or indirectly, own Capital Stock issued by the Sold Subsidiary):

(a) by the owner of such Capital Stock to a Person other than the Company, an Obligor or a Restricted Subsidiary of the Company in a transaction permitted under the Priority Lien Documents and the indenture; or

(b) by the holder of any Priority Lien securing Priority Lien Obligations in a foreclosure or other enforcement proceeding or by an Obligor in lieu of a sale by the holders of the Priority Lien Obligations in a foreclosure or enforcement proceeding; provided, however, that the Priority Lien Collateral Agent shall remit to the collateral agent the proceeds, if any, of such distribution remaining at any time when no Priority Lien Obligations exist that have not been repaid in full or as ordered by a court of competent jurisdiction; and

(2) either no Priority Lien Obligations exist that have not been repaid in full or all Guarantees of Priority Lien Obligations made by the Sold Subsidiary and all Liens upon property of the Sold Subsidiary securing Priority Lien Obligations (not including the proceeds payable to the Priority Lien Collateral Agent payable pursuant to clause (1)(b) above) will be forever released and discharged upon such sale, transfer or other disposition;

then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Guarantee made by such Sold Subsidiary and all Note Liens upon the property of such Sold Subsidiary will automatically be released and discharged as and when and to the extent such guarantees of Priority Lien Obligations (not including the proceeds payable to the collateral agent pursuant to clause (1)(b) above) and Liens securing Priority Lien Obligations are released and discharged.

Upon delivery to the trustee and collateral agent of an officers’ certificate stating that any release of Note Liens has become effective pursuant to this section, the collateral agent will promptly execute and deliver an instrument confirming such release on customary terms and without any recourse, representation, warranty or liability whatsoever. If the collateral agent unreasonably fails to do so, the Company is hereby irrevocably authorized and empowered, with full power of substitution, to execute and deliver such instrument in the name of the collateral agent.

Amendment of Security Documents. At any time when any Priority Lien Obligations exist that have not been repaid in full:

(1) The collateral agent will not enter into, and the trustee and the holders of notes will not authorize or direct, any amendment of or supplement to any security document relating to any Collateral that would make such security document inconsistent in any material respect with the comparable provisions of the Priority Lien Security Documents upon such Collateral and no such amendment or supplement will be enforceable; and

(2) Subject only to clause (2) and (3) of the third succeeding paragraph, without the consent of any holder of notes, the trustee or the collateral agent, any amendment, waiver or consent agreed to, upon any terms and conditions, by the Company or any other Obligor and the Priority Lien Collateral Agent in respect of any provision of any Priority Lien Security Document, except to the extent effectuating or relating to any release of Liens (other than in the context of an amendment to the applicable Credit Facility to increase permitted dispositions thereunder to any person other than the Company, another Obligor or a Restricted Subsidiary of the Company), will automatically apply, on the same terms and subject to the same conditions, to the comparable provision of the applicable security document, effective upon the delivery by the Priority Lien Collateral Agent of written notice of such amendment, waiver or consent, and the terms and conditions thereof, to the trustee and the collateral agent, if the notice (and an accompanying officers’ certificate) states that such amendment, waiver or consent has become effective as to such agreement and is, pursuant to this section, likewise effective as to the comparable provision of the comparable security document. Such amendment, waiver or consent need not otherwise be confirmed by the trustee, the collateral agent or any holder of notes, in order to be effective.

For the purposes of clause (1) of the foregoing paragraph, (i) no inconsistency reflected in the security documents delivered in connection with the issuance of the notes, as compared with the comparable provisions of the applicable Priority Lien Security Documents then in effect, will be subject to the provisions of clause (1) of the foregoing paragraph, and (ii) any provision granting rights or powers to the collateral agent that are not granted to the holders of Priority Liens securing Priority Lien Debt will constitute a material inconsistency.

No amendment, supplement, waiver or change otherwise permitted by the Intercreditor Agreement in respect of the Priority Lien Documents will be prohibited or in any manner restricted or affected by, or by reason of, the provisions described under the caption “—Ranking of Note Liens.”

In addition, the indenture provides that no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral agent acting as directed by an Act of Required Noteholders, except that:

(1) any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Note Obligations that were otherwise permitted by the terms of the Note Documents to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the collateral agent therein, or adding or maintaining any guarantee, will become effective when executed and delivered by the Company or any other applicable Obligor party thereto and the collateral agent;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Note Debt:

(A) to vote its outstanding Note Debt as to any matter described as subject to an Act of Required Noteholders (or amends the provisions of this clause (2) or the definition of “Act of Required Noteholders”);

(B) to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of the collateral agent’s security interests in any and all Collateral that has not been released in accordance with the provisions described above under “—Release of Collateral or Note Guarantee upon Sale or Other Disposition;” or

(C) to require that the collateral agent’s security interests in the Collateral be released only as set forth in the provisions described above under “—Release of Collateral or Note Guarantee upon Sale or Other Disposition;”

will become effective without the additional consent of such holder; and

(3) no amendment or supplement that imposes any obligation upon the collateral agent or adversely affects the rights of the collateral agent in its individual capacity as such will become effective without the consent of the collateral agent.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Note Document referenced above under the caption “—Release of Collateral or Note Guarantee upon Sale or Other Disposition.”

Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights. To the fullest extent permitted by law, the holders of notes, the trustee and the collateral agent agree not to assert or enforce at any time any Priority Lien Obligations exist that have not been repaid in full:

(1) any right of subrogation to the rights or interests of holders of Priority Liens (or any claim or defense based upon impairment of any such right of subrogation);

(2) any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (as priority lienholders), under equitable principles; or

(3) any statutory right of appraisal or valuation accorded under any applicable state law to a junior lienholder in a proceeding to foreclose a Priority Lien.

Without in any way limiting the generality of the foregoing, each holder of Priority Lien Obligations or Priority Liens may at any time and from time to time, without the consent of or notice to any holder of Note Obligations, or Note Liens, without incurring any responsibility or liability to any holder of Note Obligations or Note Liens and without in any manner prejudicing, affecting or impairing the ranking agreements and other obligations set forth in the provisions described under the caption “—Ranking of Note Liens”:

(1) make loans and advances to the Company or any of its Subsidiaries or issue, guaranty or obtain letters of credit for account of the Company or any of its Subsidiaries or otherwise extend credit to the Company or any of its Subsidiaries, in any amount (subject to the provisions of the indenture relating to the maximum amount of the Priority Lien Debt) and on any terms, whether pursuant to a commitment or as a discretionary advance and whether or not any default or event of default or failure of condition is then continuing;

(2) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, compromise, accelerate, extend or refinance, any Priority Lien Obligations or any agreement, guaranty, Lien or obligation of the Company or any of its Subsidiaries or any other person or entity in any manner related thereto, or otherwise amend, supplement or change in any manner any Priority Lien Obligations or Priority Liens or any such agreement, guaranty, lien or obligation;

(3) increase or reduce the amount of any Priority Lien Obligation (subject to the provisions of the indenture relating to the maximum amount of the Priority Lien Debt) or the interest, premium, fees or other amounts payable in respect thereof;

(4) release or discharge any Priority Lien Obligation or any guaranty thereof or any agreement or obligation of the Company or any of its Subsidiaries or any other person or entity with respect thereto;

(5) take or fail to take any Priority Lien or any other collateral security for any Priority Lien Obligation or take or fail to take any action which may be necessary or appropriate to ensure that any Priority Lien or any other Lien upon any property is duly enforceable or perfected or entitled to priority as against any other Lien or to ensure that any proceeds of any property subject to any Lien are applied to the payment of any Priority Lien Obligation or any other obligation secured thereby;

(6) release, discharge or permit the lapse of any or all Priority Liens or any other Liens upon any property at any time securing any Priority Lien Obligation;

(7) exercise or enforce, in any manner, order or sequence, or fail to exercise or enforce, any right or remedy against the Company or any other Obligor or any collateral security or any other person, entity or property in respect of any Priority Lien Obligation or any Priority Lien or other Lien securing any Priority Lien Obligation or any right or power under the provisions described under the caption “—Ranking of Note Liens,” and apply any payment or proceeds of collateral in any order of application; or

(8) sell, exchange, release, foreclose upon or otherwise deal with any property that may at any time be subject to any Priority Lien or any other Lien securing any Priority Lien Obligation.

No exercise, delay in exercising or failure to exercise any right arising under the provisions described under the caption “—Ranking of Note Liens,” no act or omission of any holder of Priority Liens or Priority Lien Obligations in respect of the Company or any of its Restricted Subsidiaries or any other person or entity or any collateral security for any Priority Lien Obligation or any right arising under the provisions described under the caption “—Ranking of Note Liens,” no change, impairment, or suspension of any right or remedy of any holder of any Priority Liens or Priority Lien Obligations, and no other lawful act, failure to act, circumstance, occurrence or event which, but for this provision, would or could act as a release or exoneration of any obligation under the provisions described under the caption “—Ranking of Note Liens” will in any way affect, decrease, diminish or impair any of the ranking agreements and other obligations of the holders of notes, the trustee and the collateral agent set forth in such provisions.

The lenders, the Priority Lien Collateral Agent and the other holders of Priority Liens or Priority Lien Obligations will not have any duty whatsoever, express or implied, fiduciary or otherwise, to any holder of Note Obligations or Note Liens.

To the maximum extent permitted by law, each of the holders of notes, the trustee and the collateral agent waives any claim it may have against the lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations with respect to or arising out of any action or failure to act or any error of judgment or negligence on the part of the lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies in respect of the Priority Liens or the Priority Lien Obligations or under the Priority Lien Documents or any transaction relating to the Collateral.

Neither any lender nor any Priority Lien Collateral Agent nor any other holder of Priority Liens or Priority Lien Obligations nor any of their respective directors, officers, employees or agents will be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so, except to the extent arising out of the gross negligence or willful misconduct (as determined by a final judgment of a court of competent jurisdiction) of such lender, Priority Lien Collateral Agent or other holder or its directors, officers, employees or agents, or will be under any obligation to sell or otherwise dispose of any Collateral upon the request of the

Company or any other Obligor or upon the request of any holder of Note Obligations, or Note Liens or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

Reinstatement. If the payment of any amount applied to any Priority Lien Obligations secured by any Priority Liens is later avoided or rescinded (including by settlement of any claim for avoidance or rescission) or otherwise set aside, then:

(1) to the fullest extent lawful, all claims for the payment of such amount as Priority Lien Obligations and, to the extent securing such claims, all such Priority Liens will be reinstated and entitled to the benefits of the provisions described under the caption “—Ranking of Note Liens;” and

(2) if a Discharge of the Priority Lien Obligations became effective prior to such reinstatement, the contractual priority of the Priority Liens so reinstated, as set forth under the caption “—Ranking of Note Liens—Ranking,” will be concurrently reinstated on the date and to the extent such Priority Liens are reinstated, beginning on such date, as though no Priority Lien Obligations or Priority Liens had been outstanding at any time prior to such date, and will remain effective until the claims secured by the reinstated Priority Liens are paid in full in cash;

provided that the Company shall deliver forthwith an officers’ certificate, and/or the Priority Lien Collateral Agent or any holder of Priority Lien Obligations may deliver a written notice, to the collateral agent and the trustee stating that Priority Lien Obligations have been reinstated and identifying the Priority Lien Obligations so reinstated.

Notwithstanding the foregoing, no:

(1) action to enforce Note Liens at any time prior to the date of any reinstatement (or, if later, the date on which the officers’ certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the collateral agent);

(2) receipt or collection of Collateral or any other property by the holders of notes, the trustee or the collateral agent at any time prior to the date of any such reinstatement (or, if later, the date on which the officers’ certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the collateral agent);

(3) application of any Collateral or other property to the payment of Note Obligations at any time prior to the date of any such reinstatement (or, if later, the date on which the officers’ certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the collateral agent); or

(4) other action taken or omitted by the holders of notes, the trustee or the collateral agent or other event occurring at any time prior to the date of any such reinstatement (or, if later, the date on which the officers’ certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the collateral agent), will, if it was permitted at such time under the provisions described under the caption “—Ranking of Note Liens” without giving effect to any subsequent reinstatement, (a) constitute a breach of any obligation of the holders of notes, the trustee or the collateral agent under the provisions described under the caption “—Ranking of Note Liens” or (b) subject to the immediately following paragraph, give rise to any right, claim or interest whatsoever enforceable by any holder of Priority Liens or Priority Lien Obligations or by any other Person.

Notwithstanding any contrary provision in the immediately preceding paragraph, in the case of clauses (2) and (3) of such immediately preceding paragraph, any Net Proceeds received by, or on behalf of, the trustee, the collateral agent or any holder of notes, prior to the date of reinstatement of the Priority Lien Obligations, from any receipt, collection or application, or any other enforcement action of any kind taken against, Collateral less than 91 days after the date on which the applicable Priority Lien Obligation was paid in full shall be turned over to the Priority Lien Collateral Agent for application to the Priority Lien Obligations in accordance with the Intercreditor Agreement; provided that the trustee and the collateral agent, as applicable, shall not be required to distribute any such Net Proceeds to any holder of notes until such 91st day.

Enforcement. The provisions described under the caption “—Ranking of Note Liens” are intended for the sole benefit of, and may be enforced solely by, the holders of Priority Liens and Priority Lien Obligations granted and outstanding from time to time; provided, however, that:

(1) the provisions described under the caption “—Ranking of Note Liens—Collateral Sharing with Additional Notes” are intended for the sole benefit of the Company and may be enforced by the Company solely upon the terms and conditions set forth under that caption;

(2) the definition of “Priority Lien Debt” is intended for the benefit of both the holders of Priority Liens and Priority Lien Obligations granted and outstanding from time to time and the Company; and

(3) the provisions described under the caption “—Ranking of Note Liens—Option to Purchase Priority Lien Debt” are intended for the sole benefit of, and may be enforced solely by, the holders of Note Liens and Note Obligations granted and outstanding from time to time (or by the collateral agent on their behalf).

The rights of the holders of notes and the collateral agent described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens,” “—Ranking of Note Liens—Insolvency or Liquidation Proceedings,” and “—Ranking of Note Liens—Reinstatement” are intended for the sole benefit of the holders of notes and the collateral agent and may be enforced only by the holders of notes or by the collateral agent.

The obligations of the holders of notes, the trustee and the collateral agent described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens,” “—Ranking of Note Liens—Insolvency or Liquidation Proceedings,” “—Ranking of Note Liens—Release of Collateral or Note Guarantees upon Sale or Other Disposition,” “—Ranking of Note Liens—Amendment of Security Documents,” “—Ranking of Note Liens—Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights,” and “—Ranking of Note Liens—Reinstatement:”

(1) are intended for the sole benefit of the holders of Priority Lien Obligations and may be enforced only by the holders of Priority Lien Obligations or by the Priority Lien Collateral Agent; and

(2) will terminate, unconditionally and (subject only to the provisions described under the caption “—Ranking of Note Liens—Reinstatement”) forever, upon either of (a) no Priority Lien Obligations existing that have not been repaid in full or (b) the release of the Note Liens in whole as provided under the applicable provisions of the indenture.

No right to enforce the ranking agreements or any other obligation set forth in the provisions described under the caption “—Ranking of Note Liens” may be impaired by any act or failure to act by the Company, the trustee or any holder of notes or by the failure of the Company, the trustee or any holder of notes to comply with the Intercreditor Agreement.

The obligations of the holders of notes, the trustee and the collateral agent under the provisions described under the caption “—Ranking of Note Liens” are continuing obligations that may be terminated only by an amendment that becomes effective as set forth in the provisions of the Intercreditor Agreement. Except for the Persons identified in this section, to the extent and as to the obligations set forth in this section, no other Person will be entitled to rely on, have the benefit of or enforce the lien ranking agreements or any other obligation set forth in the provisions described under the caption “—Ranking of Note Liens.”

Notes, Note Guarantees and Other Note Obligations Not Subordinated. The provisions described under the caption “—Ranking of Note Liens” are intended solely to set forth the relative ranking, as Liens, of the Note Liens as against the Priority Liens. Neither the notes, the Note Guarantees and other Note Obligations nor, except as otherwise provided in the provisions described under the caption “—Ranking of Note Liens,” the exercise or enforcement of any right or remedy for the payment or collection thereof (other than the restrictions with respect to the enforcement of remedies against the Collateral as set forth in the provisions described under the caption “—Ranking of Note Liens”) are intended to be, or will ever be by reason of the provisions described under the caption “—Ranking of Note Liens,” in any respect subordinated, deferred, postponed, restricted or prejudiced.

Relative Rights. The provisions described under the caption “—Ranking of Note Liens” define the relative rights, as lienholders, of holders of Note Liens and holders of Priority Liens. Nothing in the Intercreditor Agreement will:

(1) impair, as between the Company and holders of notes, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium and interest and Liquidated Damages, if any, on the notes in accordance with their terms or to perform any other obligation of the Company or any other Obligor under the Note Documents;

(2) affect the relative rights of holders of notes and creditors of the Company or any of its Restricted Subsidiaries (other than holders of Priority Liens);

(3) restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral other than any other action not specifically prohibited by the provisions described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or “—Ranking of Note Liens—Insolvency or Liquidation Proceedings”);

(4) prevent the trustee, the collateral agent or any holder of notes from exercising against the Company or any other Obligor any of its other available remedies upon a Default or Event of Default not specifically prohibited by the provisions described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or “—Ranking of Note Liens—Insolvency or Liquidation Proceedings;” or

(5) restrict the right of the trustee, the collateral agent or any holder of notes from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically prohibited by the provisions described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or “—Ranking of Note Liens—Insolvency or Liquidation Proceedings.”

If the Company or any Restricted Subsidiary fails because of the provisions described under the caption “—Ranking of Note Liens” to perform any obligation binding upon it under any Note Document, the failure is still a Default or Event of Default.

Bailee for Perfection. The Priority Lien Collateral Agent shall hold the Pledged Collateral in its possession or control (or in the possession or control of its agents or bailees) as bailee for the collateral agent solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the security documents, subject to the terms and conditions of the Intercreditor Agreement; provided that, solely for purposes of perfecting Liens in cash collateral accounts, deposit accounts, electronic chattel paper and letter of credit rights included in the Collateral, the Priority Lien Collateral Agent agrees to act as agent for the collateral agent.

So long as any Priority Lien Obligations exist that have not been repaid in full, the Priority Lien Collateral Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the Priority Lien Documents and the Intercreditor Agreement as if the Lien of the collateral agent therein under the security documents and all other Note Documents did not exist. The rights of the collateral agent shall at all times be subject to the terms of the Intercreditor Agreement.

No Priority Lien Collateral Agent shall have any obligation whatsoever to the collateral agent, the trustee or the holders of any notes or other Priority Lien Obligations to assure that the Pledged Collateral is genuine or owned by the Company or any other Obligor or otherwise or to preserve rights or benefits of any Person except as expressly set forth in this section. The duties or responsibilities of the Priority Lien Collateral Agent under this section shall be limited solely to holding the Pledged Collateral as bailee for the collateral agent for purposes of perfecting the Lien therein held by the collateral agent to secure Note Obligations.

No Priority Lien Collateral Agent shall have by reason of the Security Documents, the Note Documents, the Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the collateral agent, the trustee or the holders of notes or any other Note Obligations.

If no Priority Lien Obligations exist that have not been repaid in full, the Priority Lien Collateral Agent shall, to the extent permitted by applicable law, deliver to the collateral agent the Pledged Collateral (without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or Parity Lien Debt), together with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Designation of New Priority Lien Debt. The Company may, at any time, from time to time, designate Priority Lien Debt by delivering to the collateral agent an officer’s certificate as contemplated in the definition of “Priority Lien Debt.” Any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be conclusively entitled to rely on an officers’ certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which officers’ certificate is provided substantially concurrently to the collateral agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture. Nothing in the foregoing constitutes a waiver of any restrictions on indebtedness or liens appearing in the Credit Agreement or any Priority Lien Document. Upon receipt of such officers’ certificate, the collateral agent shall deliver to the Priority Lien Collateral Agent (without recourse and without any representation or warranty whatsoever) any Collateral in the collateral agent’s possession, to be held by the Priority Lien Collateral Agent in accordance with the applicable terms of the Priority Lien Documents and the provisions described under the caption “—Ranking of Note Liens—Bailee for Perfection.”

An untrue officers’ certificate designating Priority Lien Obligations may result in an event of default under the indenture, but will nevertheless operate as described above, and may be relied upon as described above.

Optional Redemption

At any time prior to December 15, 2006, the Company may on any one or more occasions redeem (i) up to 35% of the aggregate principal amount of notes originally issued under the indenture and (ii) all or a portion of any additional notes issued after December 19, 2003, in each case at a redemption price of 109.250% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of an offering of Equity Interests of any other direct or indirect parent of the Company; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company’s option prior to December 15, 2006.

On or after December 15, 2006, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on an interest payment date that is prior to the applicable redemption date:

Year	Percentage
2006	104.625%
2007	102.313%
2008 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Credit Agreement may prohibit the Company from purchasing any notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future agreements relating to Indebtedness to which the Company becomes a party, including any Credit Facility, may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company has undertaken to seek the consent to the purchase of notes or to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant and any Permitted Investments.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business or other assets (including current assets) of any of the Company’s franchisees;

provided that, any Capital Stock and any assets (including the assets of any Permitted Business) that are acquired pursuant to clauses (2), (3) or (4) above with any Net Proceeds from an Asset Sale that constitutes a sale or other disposition of Collateral will constitute Collateral.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or temporarily invest the Net Proceeds in cash or Cash Equivalents.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” The Company will make an Asset Sale Offer to all holders of notes to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing provisions of this covenant, the Company will not be required to make an Asset Sale Offer in accordance with this covenant until the aggregate amount of Excess Proceeds exceeds $5.0 million.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s other Indebtedness, including the Credit Agreement contain, and future agreements, including any Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under the Credit Agreement or these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the Credit Agreement or the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to the Exchange Notes, the Exchange Offer and Our Indebtedness—We may not be able to satisfy our obligations to holders of the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (x) a payment of interest or principal at the Stated Maturity thereof; or (y) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as Restricted Payments), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since December 19, 2003 (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of (i) the Consolidated Net Income of the Company for the period (taken as one accounting period) from December 19, 2003 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) and (ii) any dividends received by the Company or a Wholly-Owned Restricted Subsidiary of the Company that is a Guarantor after December 19, 2003 from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period; plus

(b) 100% of (x) the aggregate net cash proceeds received by the Company since December 19, 2003 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), and (y) the Fair Market Value of assets received by the Company in the form of a capital contribution; plus

(c) to the extent that any Restricted Investment that was made after December 19, 2003 is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash or any Unrestricted Subsidiary of the Company designated as such after December 19, 2003 is redesignated as a Restricted Subsidiary after December 19, 2003, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) or the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation, as the case may be, and (ii) the initial amount of such Restricted Investment or the Fair Market Value of the Company’s Investment in such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, as the case may be.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for Equity Interests of the Company (other than Disqualified Stock) or out of the net cash proceeds received by the Company from the sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or from the contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds will be excluded from and not duplicated with clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of, or dividends or distributions to Parent or Holdings to allow Parent or Holdings to repurchase, redeem or acquire, any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement

(a) upon the death or disability of such officer, director or employee; or

(b) upon the resignation or other termination of employment of such officer, director or employee; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (b) may not exceed $1.5 million in any twelve-month period plus the aggregate net cash proceeds received by the Company after December 19, 2003 from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (b) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (3) (b) of the preceding paragraph).

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after December 19, 2003 in accordance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) Permitted Parent Payments and payments pursuant to the Management Agreement as in effect on December 19, 2003;

(9) cash dividends or distributions on account of the Company’s Equity Interests within 30 days of, or concurrently with, a transaction described in the proviso to the definition of “Change of Control” in an amount not to exceed (a) the amount of the net cash investment in the Equity Interests of the Company or a direct or indirect parent of the Company in such transaction less (b) $75.0 million; provided that at the time of such dividend or distribution and after giving pro forma effect thereto as if such dividend or distribution had been made at the beginning of the applicable four-quarter period, the Company would have been able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(10) any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the notes, and payments pursuant to such arrangements; or

(11) other Restricted Payments in an aggregate amount not to exceed $5.0 million since December 19, 2003.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (11) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) other than Permitted Debt, and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Company’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least (a) 2.0 to 1 in the case of any incurrence or issuance on or before December 15, 2005 and (b) 2.25 to 1 in the case of any incurrence or issuance after December 15, 2005, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The Company will not incur, and will not permit any of its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes and the Note Guarantee of such Restricted Subsidiary on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) of the definition of Permitted Debt, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted, in its sole discretion, to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries or any proceeds, income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, grant or permit to exist a Lien upon any asset or property (whether then held by it or to be acquired by it at a future time) as security for any Note Obligations, unless such Lien secures all Note Obligations (including the notes) on an equal and ratable basis.

The Company will not, and will not permit any of its Restricted Subsidiaries to, grant or permit to exist a Lien upon any asset or property (other than any asset or property to the extent that it would otherwise be an Excluded Asset pursuant to clause (1) or clause (3) of the definition of “Excluded Assets”) acquired by it after December 19, 2003 securing any Priority Lien Obligations unless, concurrently therewith, the collateral agent is granted and holds an enforceable and perfected second-priority security interest upon such property as security for the Note Obligations, subject only to Priority Liens and other Permitted Prior Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Agreement as in effect on December 19, 2003 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on December 19, 2003;

(2) the indenture, the notes, the Note Guarantees, the security documents and the Intercreditor Agreement;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens, including real estate mortgages, permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture, the registration rights agreement, the Intercreditor Agreement and the security documents pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly-Owned Restricted Subsidiaries.

Parent may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not Parent is the surviving Person) another Person, unless either the Note Liens with respect to the Capital Stock of the Company are released as provided under “—Security—Release of Note Liens” or:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of Parent under the indenture, pursuant to a supplemental indenture and the appropriate security documents satisfactory to the trustee.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of which we refer to as an Affiliate Transaction, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items and any agreements or employee benefit plans in effect on December 19, 2003 or any amendment thereto or replacement agreement or plan thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Company in any material respect than the original agreement or plan as in effect on December 19, 2003, as reasonably determined by the Board of Directors or senior management of the Company, and payments pursuant thereto, will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or consulting agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto and the issuance of Equity Interests of the Company (other than Disqualified Stock) to directors and employees pursuant to stock option or stock ownership plans, in each case, approved in good faith by the Board of Directors of the Company;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees, compensation benefits or indemnity to directors;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Permitted Liens;

(7) loans or advances to employees made in the ordinary course of business;

(8) any transaction with suppliers or franchisees in the ordinary course of business that are on substantially similar terms to those contained in similar transactions by the Company or any of its Restricted Subsidiaries with unaffiliated suppliers and franchisees consistent with past practice; and

(9) Permitted Parent Payments.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after December 19, 2003, then that newly acquired or created Domestic Subsidiary will (1) become a Guarantor and execute a supplemental indenture and such security documents (or amendments thereto) as shall be necessary to grant to the collateral agent, for the benefit of the holders of the notes, a perfected second-priority security interest in the Equity Interests and assets of such Domestic Subsidiary to the extent required by the security documents, in each case, subject only to Priority Liens and other Permitted Prior Liens, and (2) deliver an opinion of counsel relating to the foregoing and the perfection of such security interest satisfactory to the collateral agent within 10 business days of the date on which it was acquired or created.

Additional Collateral

At any time when there are Priority Lien Obligations existing that have not been paid in full:

(1) if the Company or any Restricted Subsidiary acquires owned real property other than Excluded Assets, the Company or the applicable Restricted Subsidiary will be required to grant a security interest in such real property in favor of the collateral agent to the extent required under the third paragraph of the provisions described above under the caption “Liens;” and

(2) if the Company or any Restricted Subsidiary acquires any personal property (including as a result of the acquisition or creation by the Company or any Restricted Subsidiary of a Domestic Subsidiary after December 19, 2003):

(A) the Company or the applicable Restricted Subsidiary will be required to grant a security interest in such personal property in favor of the collateral agent to the extent required under the third paragraph of the provisions described above under the caption “—Liens;” and

(B) so long as the property acquired is not an Excluded Asset, the Company or the applicable Restricted Subsidiary will be required to grant a security interest therein in favor of the collateral agent as provided in the security documents (to the extent such security interest has not then been granted under such security documents).

Any security interest granted pursuant to clauses (1) and (2) above shall be an enforceable, perfected second-priority security interest, subject only to Priority Liens and other Permitted Prior Liens.

At any time when there are no Priority Lien Obligations existing that have not been paid in full:

(1) if the Company or any Restricted Subsidiary acquires owned real property (other than Excluded Assets) after December 19, 2003 with an aggregate Fair Market Value (as determined in good faith by the Board of Directors of the Company) in excess of $3.0 million, the Company or the applicable Restricted Subsidiary will be required to execute and deliver to the collateral agent:

(A) a deed of trust or mortgage (with such modifications as are necessary to comply with applicable law) under which the Company or such Restricted Subsidiary, as applicable, shall grant a security interest to the collateral agent in all such real property and any related fixtures (without regard to the $3.0 million threshold set forth above); and

(B) such opinions of counsel, if any, as the collateral agent may reasonably require with respect to the creation and perfection of security interests; and

(2) if the Company or any Restricted Subsidiary acquires any personal property (including as a result of the acquisition or creation by the Company or any Restricted Subsidiary of a Domestic Subsidiary after December 19, 2003), other than an Excluded Asset, the Company or the applicable Restricted Subsidiary will be required to grant a security interest therein in favor of the collateral agent as provided in the security documents (to the extent such security interest has not then been granted under such security documents).

Any security interest granted pursuant to clauses (1) and (2) above shall be an enforceable, first-priority perfected security interest, subject only to Permitted Prior Liens (other than Priority Liens).

Further Assurances; Insurance

The indenture and the security documents provide that:

The Company, Parent and each of the Guarantors will use commercially reasonable efforts to do or cause to be done all acts and things which may be required, or which the collateral agent from time to time may reasonably request, to assure and confirm that the collateral agent holds, for the benefit of the holders of Note Obligations, duly created, enforceable and perfected security interests upon all Collateral owned on December 19, 2003 or acquired at any time thereafter by the Company or any Guarantor, except Excluded Assets, and that such security interests are and at all times remain a second-priority security interest on all of the Collateral, subject only to Priority Liens and other Permitted Prior Liens.

At any time or from time to time, the Company, Parent and each Guarantor will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and use commercially reasonable efforts to take such other actions, as may reasonably be required, or which the collateral agent may reasonably request, to create, perfect, ensure the priority of, protect, assure or enforce the security interests and benefits intended to be conferred upon the collateral agent and the holders of the Note Obligations as contemplated by the Note Documents.

The Company will maintain, and cause each of the Restricted Subsidiaries to maintain, such insurance, as is in the good faith judgment of the Board of Directors or senior management of the Company customary with companies in the same or similar businesses operating in the same or similar locations.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly-Owned Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly-Owned Restricted Subsidiary; and

(2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Company will not permit any Wholly-Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to the Company or a Wholly-Owned Restricted Subsidiary of the Company.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The Company’s obligation to furnish such reports commenced upon the date on which the Company filed with the SEC the registration statement of which this prospectus is a part.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

In addition, the Company agrees that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that (1) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and (2) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly of the Capital Stock of the Company, the information and reports required by this covenant may be those of such parent company on a consolidated basis.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries for 45 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture or the security documents;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after December 19, 2003, if that default results in the acceleration of such Indebtedness prior to its express maturity, and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) the occurrence of any of the following:

(a) an event of default under any of the security documents;

(b) any of the security documents shall cease, for any reason (other than pursuant to the terms thereof), to be in full force and effect, or the Company, Parent or any of its Restricted Subsidiaries shall so assert in writing, or any security interest created or purported to be created by any of the security documents shall cease to be enforceable or of the same effect and priority purported to be created thereby, in each case for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class; or

(c) the Company, Parent or any of its Restricted Subsidiaries repudiates, in writing, any of their respective obligations under the any of the security documents;

(8) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture and the security documents. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees, the security documents or the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees, which we refer to as Legal Defeasance, except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee and the collateral agent, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture, which we refer to as Covenant Defeasance, and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since December 19, 2003, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Liens securing the notes will be released upon Legal Defeasance or Covenant Defeasance effected in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) release all or substantially all of the Collateral from the Liens created by the security documents except as specifically provided for in the indenture and the security documents; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, Parent, the Guarantors and the trustee may amend or supplement the indenture, the notes, the Note Guarantees or (solely with respect to clauses (1) and (4) below, and with the consent of the collateral agent) the Intercreditor Agreement:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the rights under the indenture or the Intercreditor Agreement of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the notes, the Note Guarantees or the security documents to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees or the security documents;

(7) to provide for the issuance of additional notes, in accordance with the limitations set forth in the indenture as of December 19, 2003;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes; or

(9) to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents.

The consent of the holders of the notes will not be necessary under the indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and the other Note Documents; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released as provided under the caption “—Release of Collateral or Note Guarantee upon Sale or Other Disposition,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will initially be issued in the form of one or more fully registered notes in global form without coupons in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC:

•	upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC (“participants”) and the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “—Certificated Notes,” will be issued in registered definitive form without coupons (each, a “Certificated Note”). Upon the transfer of certificated notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If (1) we notify the trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the indenture, then, upon surrender by DTC of its global note, certificated securities will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global note. In addition, any person having a beneficial interest in a global note or any holder of old notes whose old notes have been accepted for exchange may, upon request to the trustee or the exchange agent, as the case may be, exchange such beneficial interest or old notes for certificated notes.

Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that Indebtedness of such acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be Acquired Debt; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Noteholders” means, as to any matter at any time, a direction in writing delivered to the collateral agent by or with the written consent of holders of a majority in aggregate outstanding principal amount of all notes (including additional notes) then outstanding, voting together as a single class. For this purpose, any notes or additional notes registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.5 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly-Owned Restricted Subsidiary of the Company;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(8) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(9) the sale or other disposition of restaurants in the ordinary course of business consistent with past practice;

(10) the sale of Equity Interests of an Unrestricted Subsidiary; and

(11) the sale of Permitted Investments (other than sales of Equity Interests of any of the Company’s Restricted Subsidiaries) made by the Company or any Restricted Subsidiary after December 19, 2003, if such Permitted Investments were (a) received in exchange for, or purchased out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or (b) received in the form of, or were purchased from the proceeds of, a substantially concurrent contribution of common equity capital to the Company.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock;

including, in each case, Preferred Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal, a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4) after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

provided that if a transaction that would otherwise constitute a Change of Control under clauses (1) or (3) above includes a bona fide net cash investment in Equity Interests of the Company or any direct or indirect parent of the Company (provided that, with respect to any transaction that involves an investment in the Equity Interests of a direct or indirect parent of the Company, at the time of such transaction, such parent does not have any material assets other than Equity Interests of the Company or of a direct or indirect parent of the Company that does not have any material assets other than Equity Interests of the Company) in excess of $75.0 million by a “person” (as defined above) that is not an Affiliate of the Company, such transaction will not constitute a Change of Control.

“Change of Control Offer” has the meaning assigned to it in the indenture governing the notes.

“Collateral” means all present and future properties and assets of the Company or any other Obligor upon which a security interest is granted pursuant to the security documents securing the notes or any other Note Obligation, other than any Excluded Assets.

“collateral agent” means The Bank of New York, a New York banking corporation, in its capacity as collateral agent under the security documents and the Intercreditor Agreement, together with its successors in such capacity.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) payments pursuant to the Management Agreement as in effect on December 19, 2003; plus

(5) (a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the notes and the related borrowing under the Credit Agreement, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described above under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (iv) any acquisition permitted under the indenture (b) payments made to terminate the Swap Agreement, (c) cash or non-cash charges relating to the repricing or issuance of employee stock options (whether accruing at or subsequent to the time of such repricing or issuance) or the adoption of cash bonus arrangements, in any case in connection with the issuance of the notes, and payments pursuant to any such arrangement and (d) restructuring charges, in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

(6) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles as a result of impairment, in each case, as required by SFAS No. 142 or SFAS No. 144 but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(7) fees, expenses and amounts paid in defense of, or to discharge judgments, pursuant to settlements or as fines or penalties arising from or related to, lawsuits, governmental proceedings or regulatory actions or investigations relating to allegations that the Company, Parent, Holdings or any of their Subsidiaries improperly classified certain employees as “exempt” employees under federal or state labor laws or related or similar allegations; minus

(8) non-cash items increasing such Consolidated Net Income, other than reductions of negative leasehold liability, for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (if positive) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on December 19, 2003; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated December 29, 1999, by and among the Company, Parent, Holdings, SunTrust Bank, as agent, and the other lenders party thereto from time to time, providing for up to $15.0 million of revolving credit borrowings and $11.0 million of term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Agreement Agent” means SunTrust Bank, in its capacity as collateral agent under the Priority Lien Security Documents, and any successor thereto in such capacity.

“Credit Bid Rights” means, in respect of any order relating to a sale of assets in any Insolvency or Liquidation Proceeding, that:

(1) such order grants the holders of notes (individually and in any combination) the right to bid at the sale of such assets and the right to offset such holders’ claims secured by Note Liens upon such assets against the purchase price of such assets if:

(a) the bid of such holders is the highest bid or otherwise determined by the court to be the best offer at the sale; and

(b) the bid of such holders includes a cash purchase price component payable at the closing of the sale in an amount that would be sufficient on the date of the closing of the sale, if such amount were applied to such payment on such date, to pay all unpaid Priority Lien Obligations (except Unasserted Contingent Obligations) and to satisfy all liens entitled to priority over the Priority Liens that attach to the proceeds of the sale, and such order requires or permits such amount to be so applied; and

(2) such order allows the claims of the holders of notes in such Insolvency or Liquidation proceeding to the extent required for the grant of such rights.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the asset sale or change of control provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between the holders of Note Obligations that such Liens or proceeds shall be allocated and distributed to the trustee for account of the holders of the Note Obligations ratably in proportion to the aggregate amount of Note Obligations due and demanded (with written notice to the trustee and the collateral agent) when the allocation or distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of common stock of the Company or any direct or indirect parent of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Excluded Assets” means:

(1) any lease, license, contract, property right or agreement to which the Company or any Restricted Subsidiary is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest under the security documents shall constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement shall be an Excluded Asset only to the extent and for so long as the consequences specified above shall result and shall cease to be an Excluded Asset and shall become subject to the security interest granted under the security documents immediately and automatically, at such time as such consequences shall no longer result;

(2) any Equity Interests of any future Foreign Subsidiary;

(3) any interests in real property leased by the Company or any Restricted Subsidiary;

(4) assets subject to Liens described in clauses (6) and (16)(b) of the definition of “Permitted Liens;”

(5) until repayment in full of all Priority Lien Obligations, any other assets or properties acquired by the Company or any Guarantor after December 19, 2003 to the extent that the Company or any Guarantor fails to grant a Priority Lien therein to secure the Prior Lien Obligations;

(6) any assets held directly by Parent other than Capital Stock of the Company; and

(7) any assets or properties in which the collateral agent is required to release its Note Liens securing Note Obligations pursuant to the provisions described above under the caption “—Ranking of Note Liens—Release of Collateral or Note Guarantee upon Sale or Other Disposition;”

provided that any property in which the Company or any Guarantor is required to grant a security interest in favor of the collateral agent to secure the Note Obligations pursuant to the third paragraph of the covenant captioned “—Liens” shall not be an Excluded Asset.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on December 19, 2003, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company, which determination will be conclusive (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made, which we refer to as the Calculation Date, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization of debt issuance costs; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on December 19, 2003.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means EPL Holdings, Inc.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), but only to the extent of the lesser of (a) the Fair Market Value of the assets subject to such Lien, or (b) the amount of the Indebtedness secured by such Lien and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Company or any other Obligor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Obligor, any receivership or assignment for the benefit of creditors relating to the Company or any other Obligor or any similar case or proceeding relative to the Company or any other Obligor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Obligor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of December 19, 2003, among the Company and the other Obligors party thereto, the collateral agent and the Priority Lien Collateral Agent, as amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and advances to customers in the ordinary course of business that are recorded as accounts receivable), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Management Agreement” means the Management Consulting Agreement dated as of December 29, 1999 between the Company and American Securities Capital Partners, L.P., as amended through December 19, 2003.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and discounts, and sales commissions, and any other fees and expenses, including without limitation relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Debt” means:

(1) the notes; and

(2) any additional notes that are permitted to be incurred by the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

provided, that the satisfaction of the requirement in clause (2) shall be conclusively established, for purposes of entitling the holders of Additional Notes to share equally and ratably with the other holders of Note Obligations in the benefits and proceeds of the collateral agent’s security interests in the Collateral, if the Company delivers to the collateral agent an officers’ certificate stating that such requirement has been satisfied and that the additional notes constitute “Note Obligations,” and the holders of such additional notes and Obligations in respect thereof will be entitled to rely conclusively thereon.

“Note Documents” means, collectively, the indenture, the notes (including any additional notes), the Note Guarantees, the security documents, the Intercreditor Agreement and all agreements binding on any Obligor related thereto.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Note Lien” means a Lien granted pursuant to a security document by the Company or any other Obligor to the collateral agent (or any other holder, or representative of holders, of Note Obligations) upon any property or assets of the Company or such Obligor to secure Note Obligations.

“Note Obligations” means Note Debt and all other Obligations in respect thereof.

“Obligations” means:

(1) any principal (including reimbursement obligations with respect to letters of credit whether or not drawings have been made thereon), interest (including any interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the maturity of the Indebtedness thereunder and any reimbursement obligations therein and interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness;

(2) the obligation to pay an amount equal to all damages that a court shall determine any holder of the applicable Secured Debt has suffered by reason of a breach by the applicable obligor thereunder of any obligation, covenant or undertaking with respect to any applicable Secured Debt Document; and

(3) any net net obligations of the obligor under any applicable Secured Debt Document to any holder of Secured Debt (or any representative on its behalf) or any Affiliate thereof under any interest hedge agreement or foreign exchange agreement.

“Obligor” means the Company, Parent and each Restricted Subsidiary of the Company (if any) that at any time guarantees or provides collateral security or credit support for any Note Obligations.

“Parent” means EPL Intermediate, Inc., and any successor thereto including by way of liquidation, dissolution or winding up.

“Permitted Business” means the ownership, operation or franchising of restaurants, including a single restaurant, and any business that is reasonably related, ancillary or complementary thereto.

“Permitted Debt” means:

(1) the incurrence by the Company and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $15 million of revolving credit Indebtedness plus the amount of term loan Indebtedness outstanding on December 19, 2003 after application of the proceeds from the initial offering of the notes;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on December 19, 2003 and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing, whether or not incurred at the time of such cost or acquisition, all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or intellectual property rights used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the amount of amortization payments since December 19, 2003 with respect to any such Indebtedness outstanding on December 19, 2003 plus $5.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, with respect to assets that are acquired by the Company or any of its Restricted Subsidiaries in connection with the acquisition of restaurants, including from any of the Company’s franchisees, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (5), not to exceed $7.0 million at any time outstanding;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (2), (3), (4), (5), (6) or (14) of this paragraph;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (8);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or (b) currency values or commodity prices with respect to transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(10) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; and

(14) the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $5.0 million.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4) any Investment made prior to December 19, 2003;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(6) any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (6) will be excluded from clause (3)(b) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(7) any Investments received in compromise or resolution of (A) obligations of trade creditors, franchisees or customers that are accounts receivable of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, franchisee or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Investments represented by Hedging Obligations;

(9) endorsements of negotiable instruments and documents in the ordinary course of business;

(10) pledges or deposits permitted under clause (9) of the definition of Permitted Liens;

(11) repurchases of the notes;

(12) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(13) loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

(14) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances; and

(15) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $5.0 million.

“Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to clause (1) of the definition of Permitted Debt;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness permitted by clause (4) or (5) of the definition of Permitted Debt, in each case covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on December 19, 2003;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) pledges or deposits by a Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(10) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(12) Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Restricted Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(13) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(14) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is permitted to be incurred under the indenture;

(15) Liens created for the benefit of (or to secure) the indenture, the notes (or the Note Guarantees);

(16) (a) Liens securing Indebtedness under Credit Facilities and (b) Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money indebtedness, in each case that, at the time that such Indebtedness was incurred, after giving pro forma effect to such Indebtedness as if such Indebtedness had been incurred at the beginning of the four fiscal quarters most recently completed prior to the date of such incurrence for which internal financial statements are available, and to the pro forma application of the net proceeds of such Indebtedness, did not result in a Fixed Charge Coverage Ratio for such four-quarter period that was less than 3.0 to 1;

(17) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(18) Liens to secure Indebtedness permitted by clause (14) of the definition of Permitted Debt.

“Permitted Parent Payments” means, without duplication as to amounts:

(1) payments to Parent or Holdings to permit Parent or Holdings to pay franchise taxes or other costs of maintaining their corporate existence, accounting, legal and administrative and other operating expenses of Parent of Holdings when due, in an aggregate amount not to exceed $250,000 per annum;

(2) for so long as the Company is a member of a group filing a consolidated or combined tax return with Parent or Holdings, payments to Parent or Holdings in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries, which we refer to as Tax Payments. The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that Parent or Holdings actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s or Holdings’ receipt of such Tax Payments or refunded to the Company; and

(3) dividends or distributions to Parent or Holdings to permit Parent or Holdings to (a) satisfy its payment obligations, if any, under the Management Agreement as in effect on December 19, 2003, or as later amended, provided that any such amendment is not more disadvantageous to the Company in any material respect than the Management Agreement as in effect on December 19, 2003 or (b) make payments pursuant to bonus arrangements adopted in connection with the issuance of the notes.

“Permitted Prior Liens” means:

(1) Liens described in clauses (1), (3), (4), (7), (16)(a), (17) (but only to the extent the Indebtedness being refinanced thereunder is, at the time of such refinancing, secured by a Permitted Prior Lien) and (18) of the definition of “Permitted Liens;” and

(2) Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the security interests created by the security documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness of the Company or any Restricted Subsidiary used to refinance Permitted Refinancing Indebtedness; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledged Collateral” shall mean any tangible property in the possession of the Priority Lien Collateral Agent (or its agents or bailees) in which a security interest is perfected by such possession, including, without limitation, any investment property, cash collateral account, deposit account, electronic chattel paper or letter of credit rights or other Collateral as to which the Priority Lien Collateral Agent (or its agents or bailees) has control and in which a security interest is perfected by such control. For purposes hereof, the terms “investment property,” “deposit account,” “electronic chattel paper” and “letter of credit rights” shall have the meanings given such terms in the New York Uniform Commercial Code, as in effect on the date hereof.

“Preferred Stock” means any Equity Interest with preferential right of payment (i) of dividends, or (ii) upon liquidation, dissolution or winding up of the issuer of such Equity Interest.

“Principal” means American Securities Partners II, L.P.

“Priority Lien” means a Lien granted pursuant to a Priority Lien Security Document by the Company or any other Obligor to any holder, or representative of holders, of Priority Lien Obligations upon any property or assets of the Company or such Obligor to secure Priority Lien Obligations.

“Priority Lien Collateral Agent” means the Credit Agreement Agent or, after all Priority Lien Obligations in respect of the Credit Agreement have been repaid in full, a single representative of all holders of Priority Liens most recently designated by the Company in an officers’ certificate delivered to the trustee and collateral agent or the successor of such representative in its capacity as such.

“Priority Lien Debt” means the principal amount of any Indebtedness which, when incurred (or, in the case of any reimbursement obligation for a letter of credit issued under any Credit Facility, when such letter of credit was issued), either (a) was permitted to be secured by Liens permitted by clause (1), (16)(a) or (18) of the definition of “Permitted Liens” or (b) was incurred (or, in the case of any such reimbursement obligation, relates to a letter of credit that was issued) upon delivery to the Priority Lien Collateral Agent and the collateral agent of an officers’ certificate to the effect that, at the time of such incurrence, such Indebtedness was permitted to be secured by Liens permitted by clause (1), (16)(a) or (18) of the definition of “Permitted Liens,” including without limitation any such Indebtedness incurred in any insolvency or liquidation proceeding to the extent constituting Indebtedness permitted to be secured by Liens permitted by clause (1), (16)(a) or (18) of the definition of “Permitted Liens” (it being agreed that, for purposes of qualifying as “Priority Lien Debt,” any loan advanced or letter of credit issued under a line of credit will be deemed “incurred” at the time the Credit Facility governing such Indebtedness is entered into); provided that any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be conclusively entitled to rely on an officers’ certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which officers’ certificate is provided substantially concurrently to the collateral agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture.

“Priority Lien Documents” means the Credit Agreement, the Priority Lien Security Documents and all other agreements governing, securing or relating to any Priority Lien Obligations.

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations of the Company or any Obligor under the Priority Lien Documents.

“Priority Lien Security Documents” means one or more security agreements, pledge agreements, collateral assignment, mortgages, deed of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Lien upon property owned or to be acquired by the Company or any other Obligor in favor of any holder or holders of Priority Lien Debt, or any trustee, agent or representative acting for any such holders, as security for any Priority Lien Obligations.

“Related Party” means:

(1) any controlling equity holder or more than 50% owned Subsidiary of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 50% controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

“repayment in full” means termination of all commitments to extend credit that would constitute Priority Lien Debt, payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (except undrawn letters of credit), discharge or cash collateralization (at the lower of (1) 108% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all letters of credit outstanding under any Priority Lien Debt, and payment in full in cash of all other Priority Lien Obligations (except Unasserted Contingent Obligations) that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash. “paid in full” shall have the correlative meaning.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale of Collateral” means any Asset Sale involving a sale or other disposition of Collateral.

“Secured Debt” means Note Debt and Priority Lien Debt.

“Secured Debt Documents” means the Note Documents and the Priority Lien Documents.

“security documents” means one or more security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Note Lien upon Collateral, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on December 19, 2003.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of December 19, 2003, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Swap Agreement” means the Interest Rate Swap Agreement, dated as of July 23, 2002, between the Company and Fleet National Bank.

“Unasserted Contingent Obligations” means, at any time, Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities (except (i) the principal of and interest and premium (if any) on, and fees relating to, any Indebtedness, (ii) contingent obligations to reimburse the issuer of an outstanding letter of credit for amounts that may be drawn or paid thereunder and (iii) any such contingent claims or demands as to which the Priority Lien Collateral Agent or any holder of Priority Lien Obligations has then notified the Company) in respect of which no claim or demand for payment has been made at such time.

“Unrestricted Subsidiary” means any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, and any Subsidiary of such Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

This section describes the material U.S. federal income tax considerations relating to the exchange of the old notes for the exchange notes pursuant to this exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax considerations described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax considerations resulting from acquiring, holding or disposing of the notes.

This summary discusses only the tax consequences to holders who exchange the old notes for exchange notes pursuant to the exchange offer and does not discuss tax consequences applicable to initial or subsequent purchases of the notes. The discussion does not address all of the tax considerations that may be relevant to a particular holder of notes in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates or persons who hold the notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, an integrated transaction or other risk reduction transactions, and U.S. holders whose “functional currency” is not the U.S. dollar) that may be subject to special rules. This discussion is limited to persons who hold the notes as capital assets (within the meaning of Section 1221 of the Code). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

Material U.S. Federal Income Tax Consequences of Exchange Pursuant to Exercise of Registration Rights

An exchange of old notes for exchange notes will not be a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of such exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal delivered with this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the exchange notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By exchanging old notes in Canada, the holder is representing to us that: (1) the holder is entitled under applicable provincial securities laws to exchange those notes without the benefit of a prospectus qualified under those securities laws; (2) where required by law, that the holder is exchanging as principal and not as agent; and (3) the holder has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian holders of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by O’Melveny & Myers LLP.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective December 28, 2000 and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective December 27, 2001, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

The registration statement (including the exhibits and schedules thereto) and the periodic reports and other information that we file with the SEC may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains such reports and other information filed by us.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. Accordingly, we cannot assure you that the industry and market data are accurate.

INDEX TO FINANCIAL STATEMENTS

Page(s)
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets, December 25, 2002 and December 31, 2003	F-3

Statements of Income and Comprehensive Income for the Years Ended December 26, 2001, December 25, 2002 and December 31, 2003	F-4

Statements of Stockholder’s Equity (Deficiency) for the Years Ended December 26, 2001, December 25, 2002 and December 31, 2003	F-5

Statements of Cash Flows for the Years Ended December 26, 2001, December 25, 2002 and December 31, 2003	F-6

Notes to Financial Statements as of December 25, 2002 and December 31, 2003 and for the Years Ended December 26, 2001, December 25, 2002 and December 31, 2003	F-7

Unaudited Condensed Financial Statements

Condensed Balance Sheet, December 31, 2003 and March 31, 2004	F-24

Condensed Statements of Income and Comprehensive Income for the Three Months Ended March 26, 2003 and March 31, 2004	F-25

Condensed Statements of Cash Flows for the Three Months Ended March 26, 2003 and March 31, 2004	F-26

Notes to Condensed Financial Statements, as of March 31, 2004 and for the three months ended March 26, 2003 and March 31, 2004	F-27

Report of Independent Registered Public Accounting Firm

El Pollo Loco, Inc.

We have audited the accompanying balance sheets of El Pollo Loco, Inc. (the “Company”), a wholly owned subsidiary of EPL Intermediate, Inc., as of December 25, 2002 and December 31, 2003 and the related statements of income and comprehensive income, stockholder’s equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2002 and December 31, 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective December 28, 2000. As discussed in Note 3 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective December 27, 2001.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

February 26, 2004

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

BALANCE SHEETS

DECEMBER 25, 2002 AND DECEMBER 31, 2003

(Amounts in thousands, except share data)

	December 25, 2002	December 31, 2003
ASSETS (Notes 7 and 8)
CURRENT ASSETS:
Cash and cash equivalents	$2,895	$5,353
Notes and accounts receivable, less allowance for doubtful accounts $34 (2002) and $24 (2003)	2,392	2,588
Inventories	1,141	1,225
Prepaid expenses and other current assets	507	2,562
Income taxes receivable	521	709
Deferred income taxes	1,645	2,893

Total current assets	9,101	15,330
PROPERTY OWNED—Net	58,578	59,397
PROPERTY HELD UNDER CAPITAL LEASES—Net	6,995	5,907
GOODWILL—Net	37,141	37,898
DOMESTIC TRADEMARKS—Net	19,800	19,800
OTHER INTANGIBLE ASSETS—Net	22,500	25,852
OTHER ASSETS	648	679

TOTAL	$154,763	$164,863

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of notes payable to SunTrust Bank	$9,588	$3,667
Current portion of obligations under capital leases	1,125	1,262
Current portion of other notes payable	710	1,222
Accounts payable	3,564	8,779
Accrued salaries	3,215	5,707
Accrued vacation	1,282	1,285
Accrued insurance	354	2,248
Other accrued expenses and current liabilities	4,633	4,930

Total current liabilities	24,471	29,100

NONCURRENT LIABILITIES:
Senior secured notes payable	—	110,000
Notes payable to SunTrust Bank—less current portion	48,107	7,333
Obligations under capital leases—less current portion	9,371	7,922
Other notes payable—less current portion	2,556	1,824
Derivative instrument—interest rate swap	722	—
Deferred income taxes	663	2,804
Other noncurrent liabilities	9,509	8,496

Total noncurrent liabilities	70,928	138,379

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY (DEFICIENCY):
Common stock, $0.01 par value—20,000 shares authorized; 100 shares issued and outstanding
Additional paid-in capital	44,461	—
Accumulated other comprehensive loss	(433)	—
Retained earnings	15,336	(2,616)

Total stockholder’s equity (deficiency)	59,364	(2,616)

TOTAL	$154,763	$164,863

See notes to financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 26, 2001, DECEMBER 25, 2002 AND DECEMBER 31, 2003

(Amounts in thousands)

	December 26, 2001	December 25, 2002	December 31, 2003
OPERATING REVENUE:
Restaurant revenue	$174,818	$182,549	$193,220
Franchise revenue	11,719	12,683	13,226

Total operating revenue	186,537	195,232	206,446

OPERATING EXPENSES:
Product cost	52,740	55,116	58,430
Payroll and benefits	47,821	51,983	53,608
Depreciation and amortization	13,951	13,007	12,896
Other operating expenses	53,249	54,494	60,748

Total operating expenses	167,761	174,600	185,682

OPERATING INCOME	18,776	20,632	20,764
INTEREST EXPENSE, Net of interest income of $321, $39 and $75 for the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively	9,951	8,099	8,100

INCOME BEFORE PROVISION FOR INCOME TAXES	8,825	12,533	12,664
PROVISION FOR INCOME TAXES	3,908	4,976	5,077

NET INCOME	4,917	7,557	7,587
OTHER COMPREHENSIVE INCOME (LOSS): Cumulative effect of change in accounting principle, net of income taxes of $326	(490)	—	—
Unrealized net (loss) gain on valuation of interest rate swap, net of income taxes of $405 and $442 for the years ended December 26, 2001 and December 25, 2002, respectively	(606)	663	—
Reclassification adjustment for net loss included in net income, net of income taxes of $289	—	—	433

COMPREHENSIVE INCOME	$3,821	$8,220	$8,020

See notes to financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 26, 2001, DECEMBER 25, 2002 AND DECEMBER 31, 2003

(Amounts in thousands, except share data)

	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total
BALANCE—December 28, 2000	100	$—	$44,461	$—	$2,862	$47,323
Cumulative effect of change in accounting principle, net of income taxes of $326	—	—	—	(490)	—	(490)
Unrealized loss on valuation of interest rate swap, net of income taxes of $405	—	—	—	(606)	—	(606)
Net income	—	—	—	—	4,917	4,917

BALANCE—December 26, 2001	100	—	44,461	(1,096)	7,779	51,144
Unrealized net gain on valuation of interest rate swap, net of income taxes of $442		—	—	663	—	663
Net income	—	—	—	—	7,557	7,557

BALANCE—December 25, 2002	100		44,461	(433)	15,336	59,364
Settlement of interest rate swap agreement, net of income taxes of $289	—	—	—	433	—	433
Distribution to EPL Intermediate, Inc.	—	—	(44,461)	—	(25,539)	(70,000)
Net income	—	—	—	—	7,587	7,587

BALANCE—December 31, 2003	100	$—	$—	$—	$(2,616)	$(2,616)

See notes to financial statements

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 26, 2001, DECEMBER 25, 2002 AND DECEMBER 31, 2003

(Amounts in thousands)

	December 26, 2001	December 25, 2002	December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,917	$7,557	$7,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and intangible assets	13,951	13,007	12,896
Loss (gain) on disposal of assets	101	(10)	(507)
Amortization of deferred financing costs	375	433	1,814
Deferred income taxes	(641)	3,612	604
Changes in operating assets and liabilities:
Notes and accounts receivable—net	303	(6)	(294)
Inventories	(21)	(148)	(84)
Prepaid expenses and other current assets	137	894	(2,055)
Income taxes receivable/payable	2,058	(1,550)	(188)
Other assets	(20)	(354)	(31)
Accounts payable	1,675	(5,344)	3,523
Accrued salaries and vacation	378	(655)	2,495
Accrued insurance	(711)	(952)	1,894
Other accrued expenses and current liabilities	(1,069)	(1,213)	(716)

Net cash provided by operating activities	21,433	15,271	26,938

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from asset disposition	613	2,675	1,394
Purchase of franchise restaurants—net of cash acquired	(988)	—	(1,288)
Purchase of property	(13,152)	(10,382)	(10,974)

Net cash used in investing activities	(13,527)	(7,707)	(10,868)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of senior secured notes payable	—	—	110,000
Payments on obligations under capital leases	(851)	(937)	(1,077)
Payments on notes payable	(5,314)	(10,370)	(47,406)
Distribution to EPL Intermediate, Inc.	—	—	(70,000)
Issuance of notes payable	142	—	—
Deferred financing costs	—	(158)	(5,129)

Net cash used in financing activities	(6,023)	(11,465)	(13,612)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,883	$(3,901)	$2,458
CASH AND CASH EQUIVALENTS—Beginning of year	4,913	6,796	2,895

CASH AND CASH EQUIVALENTS—End of year	$6,796	$2,895	$5,353

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest	$8,882	$7,088	$3,596

Income taxes	$2,491	$2,914	$4,662

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

In 2002, the Company financed the purchase of the property and equipment under capital leases of $420,000.

In 2003, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company received $615,000 of property in exchange for the assumption of $492,000 of debt, the forgiveness of a $98,000 receivable and the assumption of $25,000 of accounts payable.

As of December 26, 2001, December 25, 2002 and December 31, 2003, the Company had included in accounts payable $1,832,000, $157,000 and $139,000, respectively, for the purchase of the property.

As of December 31, 2003, the Company had included in accounts payable $1,394,000 of unpaid deferred financing costs.

See notes to financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 26, 2001, DECEMBER 25, 2002 AND DECEMBER 31, 2003

1. DESCRIPTION OF BUSINESS

El Pollo Loco, Inc. (the “Company”) is a Delaware corporation headquartered in Irvine, California, that develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco. The restaurants, which are located principally in California but also in Texas, Nevada and Arizona, specialize in flame-grilled chicken in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, Pollo Bowls and Pollo Salads. At December 31, 2003, the Company operated 136 (124 in the greater Los Angeles area) and franchised 178 (118 in the greater Los Angeles area) El Pollo Loco restaurants. The Company is a wholly owned subsidiary of EPL Intermediate, Inc. (“EPLI”).

2. SALE AND ACQUISITIONS OF RESTAURANTS

On December 29, 1999, EPLI, a wholly owned subsidiary of EPL Holdings, Inc. (“Holdings”), which is majority owned by affiliates of American Securities Capital Partners, L.P. (“ASCP”), acquired all of the Company’s outstanding stock pursuant to a stock purchase agreement dated November 8, 1999 among Advantica Restaurant Group, Inc. (“Advantica”), Denny’s Holdings Inc., TWS 800 Corp., the Company and EPLI. The initial purchase price for the acquisition was $117,265,000, consisting of $114,353,000 of cash and $2,912,000 of direct acquisition costs; during the year ended December 27, 2000, the Company incurred $254,000 of additional direct acquisition costs. The acquisition was funded by available cash and $77,000,000 of borrowings under credit facilities provided by SunTrust Bank (see Note 8). The acquisition was recorded using the purchase method of accounting in accordance with Accounting Principles Board (“APB”) Opinion No. 16, Business Combinations.

In November 2001, the Company acquired the assets of a previously franchised restaurant (Bristol-Baker Restaurant). The purchase price of $988,000 consisted of cash and was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The Company allocated the purchase price to the fair value of the acquired assets as follows: property, $581,000; other current assets, $8,000; and goodwill, $399,000. Results of operations of the Bristol-Baker Restaurant are included in the Company’s financial statements beginning November 2001.

Between April 2002 and July 2002, the Company sold eight restaurants to franchisees for a total of $2,700,000. These restaurants had a total book value of $2,500,000, and after selling expenses, the Company realized an immaterial gain on the sale of these restaurants. In 2003, the Company purchased one restaurant from a franchisee for a total of $1,288,000, which was allocated to property and goodwill in the amounts of $531,000 and $757,000, respectively. In addition, the Company acquired two restaurants from a franchisee as part of a legal settlement for $615,000. The Company sold two restaurants to franchisees in 2003 in separate transactions. The restaurants had a total book value of $837,000 and after selling expenses, the Company realized a gain of $651,000.

The pro forma effects of the Company’s acquisitions on its historical results of operations are not material.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company’s fiscal year end is the last Wednesday of the calendar year, which in 2001 was December 26, 2001, in 2002 was December 25, 2002, and in 2003 was December 31, 2003. The accompanying balance sheets present the Company’s financial position as of December 25, 2002 and December 31, 2003. The accompanying statements of income and comprehensive income, stockholder’s equity and cash

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

flows present the 52-week periods ended December 26, 2001 and December 25, 2002 and 53-week periods ended December 31, 2003.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Notes and Accounts Receivable—Net—Notes and accounts receivable consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees, which are due on a monthly basis that may differ from the Company’s month-end dates.

Inventories—Inventories consist principally of food, beverages and paper supplies and are valued at the lower of average cost or market

Property—Net—Property is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. The estimated useful service lives are as follows:

Buildings	20 years
Land improvements	20 years
Building improvements	3–10 years
Restaurant equipment	3–8 years
Other equipment	3–8 years
Leasehold improvements	Estimated useful life limited by the lease years

The Company capitalizes certain costs in conjunction with site selection that relate to specific sites for planned future restaurants. The Company also capitalizes certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the life of the related buildings and leasehold improvements. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to operations. The Company capitalized $865,000, $420,000 and $250,000 of internal costs related to site selection and construction activities during the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively. The Company also capitalized $58,000, $45,000 and $57,000 of interest expense during the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively.

Intangible Assets—Net—Intangible assets result principally from the acquisition of the Company by EPLI and consist primarily of goodwill and the value allocated to the Company’s trademarks, its franchise network and other operating agreements. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method.

The Company adopted SFAS No. 142 effective December 27, 2001. SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under these rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but subjects them to periodic testing for impairment. SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets. The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise. No impairment was recorded in 2002 and 2003.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Intangible assets with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

International trademark	6 years
Franchise network	20 years
Operating agreements	20 years

Deferred financing costs are recorded at cost and amortized using the effective interest method over the terms of the related notes. Such amortization is reflected as a component of interest expense in the accompanying financial statements.

Impairment of Long-Lived Assets—In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 also supersedes certain aspects of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 requires expected future operating losses from discontinued operations to be reported in the period incurred (rather than as of the measurement date as required by APB Opinion No. 30). SFAS No. 144 retains the requirements of SFAS No. 121 whereby an impairment loss is recognized if the carrying value of the asset is not recoverable from its undiscounted cash flows. As required, the Company adopted SFAS No. 144 in 2002, which did not have a significant impact on the Company’s financial statements. The Company reviews its long-lived assets for impairment on a restaurant-by-restaurant basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There was no impairment during the years ended December 26, 2001, December 25, 2002 and December 31, 2003.

Restaurant and Franchise Revenue—Revenues from the operation of Company-operated restaurants are recognized as products are delivered to customers. Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, and rental income for leases and subleases to franchisees. Franchise royalties are based upon a percentage of net sales and are recorded as income on a monthly basis. Initial franchise and license fees are recognized when all material obligations have been performed and conditions have been satisfied, typically when operations have commenced. Initial fees during the years ended December 26, 2001, December 25, 2002 and December 31, 2003 totaled $372,000, $699,000 and $419,000, respectively.

Advertising Costs—Production costs for radio and television commercials are initially capitalized and then fully expensed when the commercials are first aired. Advertising expense, which is a component of other operating expenses, was $7,322,000, $7,319,000 and $7,492,000 for the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively, and is net of $6,644,000, $7,444,000 and $8,120,000, respectively, funded by the franchisees’ advertising fees.

Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants’ gross sales as reimbursement for advertising, public relations and promotional services the Company provides. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $0 and $279,000 at December 25, 2002 and December 31, 2003, respectively. Pursuant to the Company’s Uniform Franchise Offering Circular, in market areas in which the Company and franchisees both operate restaurants (the “Designated Market Area”), the Company is required to spend from 4% to 5% of the Company’s Designated

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Market Area restaurants’ gross sales on advertising, public relations and promotional services. At December 31, 2003, the Company was obligated to spend an additional $271,000 in future periods to comply with this requirement.

Preopening Costs—Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred.

Franchise Area Development Fees—The Company receives area development fees from franchisees when they execute multi-unit area development agreements. The Company does not recognize revenue from the fees until the related restaurants open. Unrecognized area development fees totaled $205,000 as of December 31, 2003 and are included in other noncurrent liabilities in the accompanying financial statements. There were no unrecognized area development fees as of December 25, 2002.

Income Taxes—Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes. Deferred income taxes are based on enacted income tax rates in effect when the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

Financial Instruments—The recorded values of accounts receivable, accounts payable and certain accrued expenses approximate fair values based on their short-term nature. The recorded values of notes receivable and notes payable approximate fair value, as interest is tied to or approximates market rates. The recorded value of other notes payable and senior secured notes payable approximates fair value, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities. Additionally, the interest rate swap was carried at fair value in the accompanying financial statements.

Derivative Financial Instruments—Effective December 28, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138, which established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use and resulting designation of the derivative. For derivatives designated as hedges, changes in fair value are either offset against the change in the fair value of the assets or liabilities through earnings (fair value hedge) or recognized as a component of other comprehensive income or loss (cash flow hedge). The adoption of SFAS No. 133 in 2001 resulted in a transition adjustment of $490,000, net of income taxes of $326,000, which was recorded as a cumulative-effect type adjustment in other comprehensive loss to recognize the decrease in the fair value of derivatives that are designated as cash flow hedges.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

The Company entered into an interest rate swap agreement to mitigate the impact of interest rate fluctuations on the cost of borrowings under the revolving credit facility. In accordance with SFAS No. 133, for a derivative instrument that qualifies as a cash flow hedge, the effective portion of its change in value is reported as a component of other comprehensive income (loss) and reclassified into income (loss) in the same period during which the hedged transaction affects income (loss). Any ineffective portion is immediately recorded in the results of operations.

Accounting for Stock Based Compensation—The Company uses the intrinsic value method to account for employee stock options in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Under APB Opinion No. 25, the Company does not recognize compensation expense related to employee stock options if the exercise price of the options is equal to or greater than the market price of the underlying stock on the date of grant.

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, the recognition of compensation expense for employee stock-based compensation arrangements using the fair value method of accounting. The Company has elected the “disclosure only” alternative permitted by SFAS No. 123 and has disclosed pro forma net income amounts using the fair value method. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, the following pro forma disclosure is required.

Had compensation expense for the Company’s stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company’s net income for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 would have been impacted as shown in the following table (in thousands):

	2001	2002	2003
Net income—as reported	$4,917	$7,557	$7,587
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards—net of related tax effects	106	162	187

Pro forma net income	$4,811	$7,395	$7,400

Segment Reporting—The Company develops, franchises and operates quick-service restaurants under the name El Pollo Loco, providing similar products to similar customers. The restaurants possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Reclassifications—Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Recent Accounting Changes—On January 1, 2003, the Company adopted SFAS No. 143, Asset Retirement Obligations, which provides the accounting requirements for retirement obligations associated with tangible

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires that the fair value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. This statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain types of guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 specifically identifies obligations that are excluded from the provisions related to recognizing a liability at inception; however, these guarantees are subject to the disclosure requirements of FIN 45. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after the beginning of the fiscal year in which FIN 45 is adopted. The adoption of FIN 45 did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued FIN No. 46R, Consolidation of Variable Interest Entities. It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The adoption of FIN 46R did not have a material impact on the Company’s financial position or results of operations as the Company has no interest in any variable interest entities.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

4. PROPERTY

The costs and related accumulated depreciation and amortization of major classes of property as of December 25, 2002 and December 31, 2003 are as follows (in thousands):

	December 25, 2002	December 31, 2003
Property owned:
Land	$7,793	$7,373
Buildings and improvements	50,191	56,533
Other property and equipment	21,861	24,649
Construction in progress	2,744	3,895

	82,589	92,450
Accumulated depreciation and amortization	(24,011)	(33,053)

Property owned—net	$58,578	$59,397

Property held under capital leases	$10,104	$10,117
Accumulated amortization	(3,109)	(4,210)

Property held under capital leases—net	$6,995	$5,907

Property held under capital leases consists principally of buildings and improvements. The total depreciation and amortization expense for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 was approximately $9,889,000, $10,943,000 and $10,906,000 respectively.

5. GOODWILL AND OTHER INTANGIBLES

Consistent with the provisions of SFAS No. 142, the Company ceased amortization of goodwill and domestic trademarks in 2002. Had the non-amortization provision of SFAS No. 142 been adopted as of December 28, 1999, net income for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 would have been as follows (in thousands):

	2001	2002	2003
Reported net income for the period	$4,917	$7,557	$7,587
Add back:
Goodwill amortization—net of tax	1,344	—	—
Domestic trademarks amortization—net of tax	649	—	—

Adjusted net income for the period	$6,910	$7,557	$7,587

During 2002, the Company reduced goodwill and its closed restaurant reserve to reflect a reduction in estimated payments needed to satisfy certain lease liabilities that were acquired in connection with EPLI’s purchase of the Company in 1999 (see Notes 2 and 12).

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Changes in goodwill consist of the following (in thousands):

	2002	2003
Beginning balance	$41,858	$41,287
Franchise receivable adjustment	278	—
Closed restaurant reserve adjustment	(849)	—
Purchase of franchise restaurant	—	757

Ending balance	41,287	42,044
Accumulated amortization	(4,146)	(4,146)

Goodwill—net	$37,141	$37,898

Other intangible assets consist of the following (in thousands):

	December 25, 2002	December 31, 2003
International trademark	$1,000	$1,000
Accumulated amortization	(500)	(667)

	500	333

Franchise network	23,000	23,000
Accumulated amortization	(3,450)	(4,600)

	19,550	18,400

Operating agreements	800	800
Accumulated amortization	(120)	(160)

	680	640

Deferred financing costs	2,919	6,523
Accumulated amortization	(1,149)	(44)

	1,770	6,479

Other intangible assets—net	$22,500	$25,852

Amortization of intangible assets for the year ended December 26, 2001 consists of amortization expense for domestic trademarks, international trademark, franchise network, operating agreements, deferred financing costs and goodwill of $1,100,000, $167,000, $1,150,000, $40,000, $375,000 and $1,728,000, respectively. Amortization of intangible assets for the year ended December 25, 2002 consists of amortization expense from international trademark, franchise network, operating agreements and deferred financing costs of $167,000, $1,150,000, $40,000 and $433,000, respectively. Amortization of intangible assets for the year ended December 31, 2003 consists of amortization expense for international trademark, franchise network, operating agreements and deferred financing costs of $167,000, $1,150,000, $40,000, and $1,814,000, respectively.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The estimated amortization expense for the Company’s amortizable intangible assets for each of the five succeeding fiscal years is as follows (in thousands):

Year Ending December 31
2004	$2,573
2005	2,573
2006	2,406
2007	2,148
2008	2,148

6. LEASES

The Company’s operations utilize property, facilities, equipment and vehicles owned by the Company or leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues in excess of a defined amount. Initial terms of land and restaurant building leases generally are not less than 20 years, exclusive of options to renew. Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles.

Information regarding the Company’s activities as a lessee at December 31, 2003 is as follows (in thousands):

	Capital Leases		Operating Leases
Year Ending December 31	Minimum Lease Payments	Minimum Sublease Rentals	Minimum Lease Payments	Minimum Sublease Rentals
2004	$2,406	$1,079	$12,783	$1,865
2005	2,297	1,054	11,877	1,700
2006	2,116	1,038	10,786	1,468
2007	2,007	975	9,923	1,282
2008	1,634	809	7,898	916
Subsequent years	4,578	1,763	40,985	1,682

Total	15,038	$6,718	$94,252	$8,913

Less imputed interest	(5,854)

Present value of capital lease obligations	9,184
Less current maturities	(1,262)

Noncurrent portion	$7,922

Net rent expense for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 is as follows (in thousands):

	December 26, 2001	December 25, 2002	December 31, 2003
Base rent	$13,865	$14,153	$14,320
Contingent rent	244	188	254
Less sublease income	(4,053)	(4,027)	(4,106)

Net rent expense	$10,056	$10,314	$10,468

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Base rent and contingent rent are included in other operating expenses, while sublease income is included in franchise revenue in the accompanying statements of income and comprehensive income. Sublease income includes contingent rental income of $1,220,000, $1,257,000 and $1,434,000 for the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively.

In addition to the sublease income described above, the Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others under noncancelable leases with terms ranging from 10 to 16 years. The lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues. Total rental income, included in franchise revenue in the accompanying statements of income and comprehensive income, for leased property was $260,000, $316,000 and $326,000 for the years ended December 26, 2001, December 25, 2002 and December 31, 2003, respectively.

Minimum future rental income under noncancelable operating leases in effect as of December 31, 2003 is as follows (in thousands):

Year Ending December 31
2004	$273
2005	273
2006	290
2007	290
2008	291
Thereafter	1,215

Total future minimum rental income	$2,632

7. SENIOR SECURED NOTES PAYABLE

On December 19, 2003, the Company issued $110,000,000 of senior secured notes (“Senior Notes”) in a private offering. Interest accrues at 9.25% per annum and is payable semi-annually in June and December. Principal is due December 18, 2009. The Company has agreed to make an offer no later than May 13, 2004 to exchange the Senior Notes for registered, publicly tradable notes that have substantially identical terms as the Senior Notes. The Senior Notes are secured by a second-priority lien on substantially all of the Company’s assets and a second-priority pledge by EPLI of all of its outstanding stock of the Company. The Company may, at its option, redeem some or all of the Senior Notes prior to their maturity, as defined in the offering.

The Company incurred $5,748,000 of direct costs in connection with this offering. These costs have been capitalized and are included in other intangible assets as deferred financing costs in the accompanying balance sheets. Concurrent with the closing of the Senior Notes, the Company amended its existing bank notes payable as described in Note 8. The Company used $39,500,000 of the proceeds from the Senior Notes offering to reduce its previously existing bank notes payable and used $70,000,000 of the proceeds to pay a dividend to EPLI.

8. NOTES PAYABLE TO SUNTRUST BANK AND REVOLVING CREDIT FACILITY

Prior to December 19, 2003, the notes payable to SunTrust Bank consisted of a term loan A facility (“Term Loan A”) and a term loan B facility (“Term Loan B”) (collectively, the “Credit Facility”). The Credit Facility bore interest at a Base Rate or the London InterBank Offered Rate (“LIBOR”), at the Company’s option, plus an applicable margin. The applicable margin was based on the Company’s financial performance, as defined, and

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

ranged from: (i) 3.50% to 2.25% with respect to LIBOR advances and 2.00% to 0.75% with respect to Base Rate advances on the Term Loan A and (ii) 4.00% to 3.00% with respect to LIBOR advances and 2.50% to 1.50% with respect to Base Rate advances on Term Loan B.

As part of the Senior Notes offering discussed in Note 7, the Credit Facility was amended on December 19, 2003. The terms of the amended Credit Facility consist of a $15,000,000 revolving loan (the “Revolver”) and an amended note of $11,000,000 for Term Loan A (collectively, the “Amended Credit Facility”). The Revolver has a $10,000,000 sub-limit for letters of credit and a $5,000,000 sub-facility. The Revolver and Term Loan A expire December 31, 2006. Availability of credit under the Revolver is governed by a borrowing base, determined as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the agreement. Each facility is secured by a first-priority security interest in and/or pledge of all the Company’s stock and substantially all of its tangible and intangible assets. In addition, the Credit Facilities are guaranteed by EPLI and EPL Holdings, Inc. In connection with the Amended Credit Facility, the Company used $39,500,000 from the proceeds of the Senior Notes offering to pay off Term Loan B and pay down Term Loan A to $11,000,000. Amounts outstanding under Term Loan A and Term Loan B were $20,597,00 and $37,098,000, respectively, at December 25, 2002. At December 31, 2003, the Company had $11,000,000 outstanding under Term Loan A. Future principal payments under Term Loan A at December 31, 2003 are as follows (in thousands):

Year Ending December 31
2004	$3,667
2005	3,667
2006	3,666

$11,000

The Amended Credit Facility bears interest at a Base Rate or LIBOR, at the Company’s option, plus an applicable margin. The applicable margin is based on the Company’s financial performance, as defined. Through June 30, 2004, the applicable margin rate is 2.50% with respect to LIBOR and 1.00% with respect to Base Rate advances and thereafter ranges from: (i) 3.00% to 1.50% with respect to LIBOR advances and 1.50% to 0.00% with respect to Base Rate advances on the Revolver and Term Loan A. At December 26, 2001, December 25, 2002 and December 31, 2003, the Base Rate, excluding applicable margins, was 4.75%, 4.25% and 4.00% and LIBOR, excluding applicable margins, was 1.9%, 1.8% and 1.2%, respectively. At December 31, 2003, the interest rate on the outstanding Term Loan A was 3.67%.

Principal payments related to Term Loan A are payable quarterly; interest related to Term Loan A and outstanding borrowings under the Revolver are payable quarterly. Additionally, a commitment fee of 0.50% per annum of the unused portion of the Revolver is payable quarterly in arrears. At December 25, 2002 and December 31, 2003, the Company did not have any borrowings outstanding under the Revolver; the Company did utilize $600,000 and $4,600,000 of the sub-limit for letters of credit at December 25, 2002 and December 31, 2003, respectively.

Financial and restrictive covenants governing the Amended Credit Facility, as defined therein, includes: (i) maximum funded debt to adjusted EBITDA; (ii) senior funded debt to adjusted EBITDA; (iii) minimum fixed charge coverage; (iv) minimum debt service coverage; (v) maximum capital expenditures; and (vi) dividend restriction not to exceed $200,000 per year without the consent of SunTrust Bank.

During the year ended December 31, 2003, the Company incurred $775,000 of direct costs in connection with obtaining the Amended Credit Facility. These costs have been capitalized as deferred financing costs and

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

are recorded as other intangible assets in the accompanying December 31, 2003 balance sheet. The unamortized portion of deferred financing costs related to the Credit Facility, in the amount of $1,323,000, was written off in 2003.

9. OTHER NOTES PAYABLE

Other notes payable consist of the following (in thousands):

	December 25, 2002	December 31, 2003
Notes payable to financial institutions, collateralized by related assets, interest rates ranging from 8.0% to 12.2%, principal and interest payable monthly, maturing over various terms through 2017	$2,575	$2,572
Loan payable for the purchase of international trademark rights, uncollateralized, imputed interest rate of 13%, payable in annual installments of $250,000, due August 2005	582	412
Other notes payable, collateralized by related assets, some non-interest bearing and others with interest rates ranging from 3.9% to 10.9%, principal and interest payable monthly, maturing over various terms through 2005	109	62

	3,266	3,046
Less current portion	(710)	(1,222)

Noncurrent portion	$2,556	$1,824

Annual principal maturities of other notes payable are as follows (in thousands):

Year Ending December 31
2004	$1,222
2005	633
2006	438
2007	490
2008	61
Thereafter	202

$3,046

10. DERIVATIVE INSTRUMENT—INTEREST RATE SWAP

On January 18, 2000, the Company entered into an interest rate swap agreement with a maturity date of December 31, 2002. The agreement was based on the notional amount of $37,500,000. Under the terms of the agreement, the Company agreed to make fixed rate payments, on a quarterly basis, of 6.98%, in exchange for receiving three-month LIBOR, on a quarterly basis, calculated on the agreed-upon notional amount.

On July 31, 2002, the Company entered into an interest rate swap agreement with an effective date of December 31, 2002 and a maturity date of December 31, 2004. The agreement was based on the notional amount of $27,983,000. Under the terms of the agreement, the Company agreed to make fixed rate payments on a quarterly basis of 3.37%, in exchange for receiving three-month LIBOR, on a quarterly basis, calculated on the agreed-upon notional amount.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On December 19, 2003, as a result of the amendment of the SunTrust Bank credit facilities, the Company terminated the swap agreement. This termination resulted in expense of $608,000, which is included in interest expense in the accompanying financial statements.

11. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	December 25, 2002	December 31, 2003
Accrued interest	$1,061	$409
Accrued sales and property taxes	1,489	2,088
Negative leasehold interest liability	1,209	1,345
Other	874	1,088

	$4,633	$4,930

12. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 25, 2002	December 31, 2003
Negative leasehold interest liability	$7,565	$6,356
Closed restaurant reserve	1,412	1,131
Deferred rent	1,749	2,180
Other	256	404

	10,982	10,071
Current portion	(1,473)	(1,575)

Noncurrent portion	$9,509	$8,496

Negative leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of December 29, 1999, the date of acquisition of the Company. The amount is being reduced over the approximate average life of the leases, which is eight years.

Closed restaurant reserve represents the net present value of expected future cash outflows for leases for which the Company currently has no operations; the reserves relate exclusively to lease liabilities acquired in connection with EPLI’s purchase of the Company in 1999. Decreases in the closed restaurant reserve reflect payments of the liability, additions of new subleases and changes in estimates regarding the increased collectibility of future rental income; such decreases were $523,000 and $396,000 for the years ended December 25, 2002 and December 31, 2003, respectively. Increases in the closed restaurant reserve reflect changes in estimates regarding the collectibility of future rental income and were $241,000 and $288,000 for the years ended December 25, 2002 and December 31, 2003, respectively. Additions of new subleases and estimates regarding the increased collectibility of future rental income are reflected as reductions of goodwill. Changes in estimates regarding decreased collectibility of future rental income are reflected as expense.

The Company leases its facilities under various operating lease agreements. Certain provisions of these leases provide for graduated rent payments and landlord contributions. The Company recognizes rent expense on

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

a straight-line basis over the lease term. The cumulative difference between such rent expense and actual payments to date is reflected as deferred rent. Landlord contributions are also included in deferred rent and are amortized as a reduction of rent expense ratably over the lease term.

13. INCOME TAXES

The provision for income taxes is based on the following components (in thousands):

	December 26, 2001	December 25, 2002	December 31, 2003
Current income taxes:
Federal	$3,862	$742	$3,757
State	687	622	716

	4,549	1,364	4,473

Deferred income taxes:
Federal	(855)	3,126	225
State	214	486	379

	(641)	3,612	604

	$3,908	$4,976	$5,077

A reconciliation of the provision for income taxes to the amount of income tax expense that would result from applying the federal statutory rate to income before provision for income taxes is as follows (in thousands):

	December 26, 2001	December 25, 2002	December 31, 2003
Provision for income taxes at statutory rate	$3,089	$4,386	$4,432
State income taxes—net of federal income tax benefit	594	720	712
Goodwill amortization	269	—	—
Other	(44)	(130)	(67)

	$3,908	$4,976	$5,077

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company’s deferred income tax assets and liabilities consist of the following (in thousands):

	December 25, 2002	December 31, 2003
Negative leasehold liability	$3,317	$2,787
Capital leases	1,128	1,100
Accrued vacation	446	447
Deferred rent	767	956
Accrued workers’ compensation		870
Other comprehensive income	289	—
Enterprise zone and other credits	363	200
Other	386	1,008

Deferred income tax assets	6,696	7,368

Other identifiable intangibles	(2,503)	(4,017)
Prepaid rent	(222)	(1,021)
Basis difference in fixed assets	(2,335)	(2,026)
Other	(654)	(215)

Deferred income tax liabilities	(5,714)	(7,279)

Net deferred income tax assets	$982	$89

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will be realized.

14. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute 1% to 15% of their qualified compensation to the plan. The Company matches 100% of the employees’ contributions up to 3% of the employees’ annual qualified compensation. The Company’s matching contribution vests ratably over three years. The Company’s contributions to the plan for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 were approximately $176,000, $189,000 and $227,000, respectively.

15. STOCK OPTIONS

As of December 26, 2001, December 25, 2002 and December 31, 2003, options to purchase 111,000, 97,000 and 103,500 shares, respectively, of common stock of Holdings at the fair value of the shares at the date of grant were outstanding. The options vest 100% on the seventh anniversary of the grant date, 100% upon sale of Holdings by ASCP if certain conditions are met, or partially vest upon the Company’s attaining annual financial goals through fiscal year 2005, with the remaining unvested portion vesting on the seventh anniversary of the grant date.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Changes in stock options for the years ended December 26, 2001, December 25, 2002 and December 31, 2003 are as follows:

	Shares	Weighted-Average Exercise Price	Options Exercisable
Outstanding—December 27, 2000	117,250	$24.75	31,937
Grants (weighted-average fair value of $20.21 per share)	27,500	$62.43	—
Canceled	(33,750)	$24.35	—

Outstanding—December 26, 2001	111,000	$37.83	35,820
Grants (weighted-average fair value of $21.81 per share)	23,750	$84.36	—
Exercised	(8,500)	$24.35	—
Canceled	(29,250)	$26.69	—

Outstanding—December 25, 2002	97,000	$37.18	38,200
Grants (weighted-average fair value of $20.78 per share)	7,500	$95.94	—
Canceled	(1,000)	$24.35	—

Outstanding—December 31, 2003	103,500	$29.06	47,671

Effective with the completion of the private offering (as further described in Note 7), the Company paid a dividend to EPLI of $70,000,000. The dividend effectively reduced the fair value of the stock options outstanding at the date of the offering by approximately $6,500,000. To partially offset the effects of the dividend, the Board of Directors reduced the exercise price of the outstanding options by 54.6%. The Board of Directors also approved a bonus for up to $2,900,000 to be paid to the option holders at various dates through 2008. As of December 31, 2003, approximately $1,800,000 of the bonus had been earned, but not yet paid, and is reflected in accrued salaries in the accompanying financial statements. The remaining $1,100,000 of bonus is contingent based on the continued employment of the option holders at specified dates and the Company’s performance in future years; the amount is also subject to additional approval from the Board of Directors.

Outstanding stock options at December 31, 2003 are summarized as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price*	Number Exercisable	Weighted-Average Exercise Price*
$13.30	44,750	6.1	$13.30	35,129	$13.30
$32.94-$33.70	27,500	7.8	$33.64	10,292	$33.61
$43.16	10,000	8.3	$43.16	1,500	$43.16
$45.05-$46.31	3,750	8.4	$45.89	417	$45.68
$49.09-$56.61	17,500	9.0	$50.52	333	$49.09

	103,500	7.3	$29.06	47,671	$19.16

*	Reflects the exercise price reduction discussed above

The fair value of each option grant is estimated on the date of grant using the minimum value method, with the following assumptions used in 2001, 2002 and 2003: risk-free interest rate of 6.5%, 4.49% and 3.46%, respectively; expected volatility of 0% for each of the three years; an expected option life of seven years for each of the three years; and no expected dividends for each of the three years.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO FINANCIAL STATEMENTS—(Continued)

16. COMMITMENTS AND CONTINGENCIES

There are various claims and pending legal actions against or indirectly involving the Company, including claims asserted by employees and other matters. It is the opinion of management, after considering a number of factors, including but not limited to the current status of litigation (including any settlement discussions), the views of retained counsel, the nature of the litigation, the prior experience of the Company and the amounts that the Company has accrued for known contingencies, that the ultimate disposition of these matters will not materially affect the financial position or results of operations of the Company.

The Company has employment agreements with certain officers and others within the Company.

17. RELATED PARTY TRANSACTIONS

During the years ended December 26, 2001, December 25, 2002 and December 31, 2003, $704,000, $573,000 and $439,000, respectively, were expensed and paid to an affiliate of the stockholder of the Company for managerial services and expenses. These amounts are included in other operating expenses in the accompanying statements of income and comprehensive income.

The Company had a payable to an affiliate of $115,000 and a receivable from an affiliate of $372,000 as of December 26, 2001 and December 25, 2002, respectively.

The Company had a note receivable from an officer of the Company with a balance as of December 25, 2002 of $87,000. The note bears interest at an annual rate of 7%. The note was paid in full during 2003.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

CONDENSED BALANCE SHEETS

DECEMBER 31, 2003 AND MARCH 31, 2004

(Unaudited)

(In thousands, except share data)

	December 31, 2003	March 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,353	$7,190
Notes and accounts receivable—net	2,588	2,903
Inventories	1,225	1,023
Prepaid expenses and other current assets	2,562	3,229
Income taxes receivable	709	709
Deferred income taxes	2,893	2,893

Total current assets	15,330	17,947

PROPERTY OWNED—Net	59,397	58,966

PROPERTY HELD UNDER CAPITAL LEASES—Net	5,907	5,622

GOODWILL	37,898	37,898
DOMESTIC TRADEMARKS	19,800	19,800
OTHER INTANGIBLE ASSETS—Net	25,852	25,150
OTHER ASSETS	679	633

TOTAL	$164,863	$166,016

LIABILITIES AND STOCKHOLDER’S DEFICIENCY
CURRENT LIABILITIES:
Current portion of notes payable to SunTrust Bank	$3,667	$3,667
Current portion of obligations under capital leases	1,262	1,262
Current portion of other notes payable	1,222	1,102
Accounts payable	8,779	6,907
Accrued salaries	5,707	3,782
Accrued vacation	1,285	1,351
Accrued insurance	2,248	2,475
Income taxes payable	—	1,170
Accrued interest	367	2,911
Accrued advertising	279	1,565
Other accrued expenses and current liabilities	4,284	3,888

Total current liabilities	29,100	30,080

NONCURRENT LIABILITIES:
Senior secured notes	110,000	110,000
Notes payable to SunTrust Bank—less current portion	7,333	6,417
Obligations under capital leases—less current portion	7,922	7,636
Other notes payable—less current portion	1,824	1,722
Deferred income taxes	2,804	2,804
Other noncurrent liabilities	8,496	8,289

Total noncurrent liabilities	138,379	136,868

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S DEFICIENCY:
Common stock, $.01 par value—20,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid-in-capital	—	—
Accumulated deficit	(2,616)	(932)

Total stockholder’s deficiency	(2,616)	(932)

TOTAL	$164,863	$166,016

See accompanying notes to condensed financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 26, 2003 AND MARCH 31, 2004

(Unaudited)

(In thousands)

	March 26, 2003	March 31, 2004
OPERATING REVENUE:
Restaurant revenue	$43,004	$50,454
Franchise revenue	2,976	3,387

Total operating revenue	45,980	53,841

OPERATING EXPENSES:
Product cost	13,156	15,554
Payroll and benefits	12,615	14,007
Depreciation and amortization	2,995	3,176
Other operating expenses	14,155	14,668

Total operating expenses	42,921	47,405

OPERATING INCOME	3,059	6,436
INTEREST EXPENSE—Net	1,577	3,582

INCOME BEFORE PROVISION FOR INCOME TAXES	1,482	2,854
PROVISION FOR INCOME TAXES	608	1,170

NET INCOME	874	1,684
OTHER COMPREHENSIVE LOSS:
Unrealized net loss on valuation of interest rate swap—net of income taxes of $6 for the three months ended March 26, 2003	(9)	—

COMPREHENSIVE INCOME	$865	$1,684

See accompanying notes to condensed financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

CONDENSED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 26, 2003 AND MARCH 31, 2004

(Unaudited)

(In thousands)

	March 26, 2003	March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$874	$1,684
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and intangible assets	2,994	3,176
Loss on disposal of assets	1	—
Amortization of deferred financing costs	118	293
Changes in operating assets and liabilities:
Notes and accounts receivable—net	(27)	(315)
Inventories	7	202
Prepaid expenses and other current assets	(103)	(667)
Income taxes receivable/payable	(197)	1,170
Other assets	(128)	46
Accounts payable	1,842	(443)
Accrued salaries and vacation	(1,190)	(1,859)
Accrued insurance	151	227
Accrued interest	695	2,544
Accrued advertising	820	1,286
Other accrued expenses and liabilities	(1,029)	(603)

Net cash provided by operating activities	4,828	6,741

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property	(1,857)	(2,121)

Net cash used in investing activities	(1,857)	(2,121)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of obligations under capital leases	(251)	(286)
Payments on notes payable	(1,859)	(1,138)
Proceeds from notes payable
Deferred financing costs	—	(1,359)

Net cash used in financing activities	(2,110)	(2,783)

INCREASE IN CASH AND CASH EQUIVALENTS	$861	$1,837
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,895	5,353

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,756	$7,190

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION— Cash paid during the period for:
Interest	$1,171	$180

Income taxes	$805	$—

See accompanying notes to condensed financial statements.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying condensed financial statements are unaudited. El Pollo Loco, Inc. (the “Company”) prepared these condensed financial statements in accordance with the Securities and Exchange Commission’s instructions for Quarterly Reports on Form 10-Q. In compliance with those instructions, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

The accompanying financial statements include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

The accompanying condensed financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto included in the Company’s Registration Statement on Form S-4/A (Registration No. 333-115486) as filed with the Securities and Exchange Commission on August 4, 2004.

The Company uses a 52-, 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2003, which ended December 31, 2003, was a 53-week fiscal year. Fiscal year 2004, which will end December 30, is a 52-week fiscal year.

The Company is a wholly-owned subsidiary of EPL Intermediate, Inc. (“EPLI”), which is a wholly-owned subsidiary of EPL Holdings, Inc. (“Holdings”).

2. Stock-Based Compensation

The Company uses the intrinsic value method to account for employee stock options in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Under APB Opinion No. 25, the Company does not recognize compensation expense related to employee stock options if the exercise price of the options is equal to or greater than the market price of the underlying stock on the date of grant.

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, the recognition of compensation expense for employee stock-based compensation arrangements using the minimum value method of accounting. The Company has elected the “disclosure only” alternative permitted by SFAS No. 123 and has disclosed pro forma net income amounts using the minimum value method. In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, the following pro forma disclosure is required.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS—(Continued)

Had compensation expense for the stock options in Holdings issued to and held by the Company’s employees and one member of its board of directors been recognized based on the minimum value on the grant date under the methodology prescribed by SFAS No. 123, the Company’s net income for the three months ended March 26, 2003 and March 31, 2004 would have been impacted as shown in the following table (in thousands):

	Three Months Ended
	March 26, 2003	March 31, 2004
Net income, as reported	$874	$1,684
Deduct:
Total stock based employee compensation expense determined under the minimum value based method for all awards, net of related tax effects	37	20

Pro forma net income	$837	$1,664

The minimum value of each option grant is estimated on the grant date using the following assumptions for the three months ended March 26, 2003 and March 31, 2004: risk-free interest rate of 3.28% and 3.31%, respectively; expected volatility of 0% for each period; an expected option life of 8.0 and 7.1 years, respectively, for each period; and no expected dividends for each period.

3. Income Taxes

The Company recorded a provision for income taxes of $0.6 million and $1.2 million during the three months ended March 26, 2003 and March 31, 2004, respectively. The effective tax rate was 41.0% for both periods. The effective tax rate is higher than the statutory US federal income tax rate of 35% primarily due to the effect of state income taxes.

4. Transaction with Related Parties

The Company expensed $0.1 million in both of the three months ended March 26, 2003 and March 31, 2004, for management services received from an affiliate of EPLI. These amounts are included in other operating expenses in the condensed statements of income and comprehensive income.

The Company had a receivable from affiliates of $0.3 million as of March 31, 2004.

5. Commitments and Contingencies

There are various claims and pending legal actions against or indirectly involving the Company, including claims asserted by employees and other matters. It is the opinion of management, after considering a number of factors, including but not limited to the current status of litigation (including any settlement discussions), the views of retained counsel, the nature of the litigation and the prior experience of the Company, that the ultimate disposition of these matters will not materially affect the financial position or results of operations of the Company.

The Company has employment agreements with certain officers and others within the Company. These agreements expire at various dates through 2004.

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS—(Continued)

6. Recent Accounting Pronouncements

In December 2003, the FASB issued FIN No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has a controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The adoption of FIN 46R did not have a material impact on the Company’s financial position or results of operations as the Company has no interest in any variable interest entities.

7. Senior Secured Notes Payable

On December 19, 2003, the Company issued $110.0 million aggregate principal amount of senior secured notes due 2009 (“Senior Secured Notes”) in a private offering. Interest accrues at 9.25% per annum and is payable semi-annually in June and December. Principal is due December 18, 2009. The Company has agreed to make an offer no later than August 15, 2004 to exchange the Senior Secured Notes for registered, publicly tradable notes that have substantially identical terms as the Senior Secured Notes. The Senior Secured Notes are secured by a second-priority lien on substantially all of the Company’s and EPLI’s assets and a pledge from EPLI of all its outstanding stock of the Company. The Company may, at its option, redeem some or all of the Senior Secured Notes prior to their maturity.

The Company incurred approximately $5.7 million of direct costs in connection with this offering. These costs have been capitalized and are included in other intangible assets as deferred financing costs in the accompanying condensed balance sheets. Concurrent with the closing of the Senior Secured Notes, the Company amended its existing bank credit facility as described in Note 8.

The Company used $39.5 million of the proceeds from the Senior Secured Notes offering to reduce its previously existing bank notes payable and used $70.0 million of the proceeds to pay a dividend to EPLI. EPLI applied the proceeds from the dividend to repurchase all of the outstanding shares of its preferred stock in an aggregate amount of $20.1 million and to make a distribution to Holdings in the amount of $49.9 million, which Holdings subsequently distributed to its shareholders. In connection with that distribution, Holdings reduced the exercise price of outstanding common stock options in Holdings previously issued to Company management and one member of the Company’s Board of Directors (the “Option Holders”). In addition, the Company accrued in December 2003 and paid the Option Holders in January 2004 $1.9 million in bonuses. The Company will make additional cash bonus payments to the Option Holders related to the revaluation of the stock options at various times through 2009 subject to their continued employment and other conditions; these payments are estimated to aggregate approximately $1.1 million. The combined effect of the reduction in the exercise price of the options and the cash bonus payments is to restore the approximate economic position of the Option Holders to that existing immediately before the dividend to the shareholders of Holdings.

8. SunTrust Bank Credit Facility

In connection with the Senior Secured Notes offering discussed in Note 7, the Company’s Credit Facility with SunTrust Bank was amended on December 19, 2003. The amended Credit Facility consists of a $15.0 million revolving loan (the “Revolver”) and an $11.0 million term loan (the “Term Loan” and together with the Revolver, the “Amended Credit Facility”). The Revolver has a $10.0 million sub-limit for letters of credit and a $5.0 million sub-facility. The Revolver and Term Loan mature on December 31, 2006. Availability of credit under the Revolver is governed by a borrowing base, determined as a multiple of earnings before interest, taxes,

EL POLLO LOCO, INC.

(A Wholly Owned Subsidiary of EPL Intermediate, Inc.)

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS—(Continued)

depreciation and amortization (“EBITDA”), as defined in the agreement. The Amended Credit Facility is secured by a first-priority pledge by Holdings of all of the outstanding stock of EPLI, a first priority pledge by EPLI of all of the Company’s outstanding stock and a first priority security interest in substantially all the Company’s tangible and intangible assets. In addition, the Amended Credit Facility is guaranteed by EPLI and Holdings.

At December 31, 2003 and March 31, 2004, the Company had $11.0 million and $10.1 million, respectively, outstanding under the Term Loan. At December 31, 2003 and March 31, 2004, the Company did not have any borrowings outstanding under the Revolver, but did have $4.6 million and $5.2 million in outstanding letters of credit at December 31, 2003 and March 31, 2004, respectively.

9. EPL Intermediate, Inc. Senior Discount Notes

In March of 2004, EPLI sold $70.0 million in aggregate principal amount at maturity of 12½% Senior Discount Notes due 2010 (the “Intermediate Notes”). The Intermediate Notes are unsecured. EPLI realized gross proceeds of $39.0 million from the sale of the Intermediate Notes. After offering expenses of approximately $2.0 million, the net proceeds of approximately $37.0 million were used to make a cash distribution to Holdings, which applied the proceeds to pay a cash dividend to its stockholders. In connection with this transaction, the Company expects to incur approximately $1.3 million in expenses in the second quarter of fiscal 2004 relating to the revaluation of options it previously issued to Company management and one member of its Board of Directors to purchase shares of common stock of Holdings.

Although the Company is not obligated to pay any of EPLI’s obligations related to the Intermediate Notes, EPLI is a holding company whose only material asset is the Company’s outstanding common stock. Therefore, the principal source of the cash required to pay the obligations of EPLI is the cash that the Company generates from its operations. No cash interest will accrue on the Intermediate Notes prior to March 15, 2009. Instead, the principal value of the Intermediate Notes will increase (representing accretion of original issue discount) from the date of original issuance until but not including March 15, 2009 at a rate of 12½% per annum compounded annually, so that the accreted value of the Intermediate Notes on March 15, 2009 will be equal to the full principal amount at maturity. Beginning on March 15, 2009, cash interest will accrue on the Intermediate Notes at an annual rate of 12½% per annum payable in arrears on March 15, 2010. Principal is also due March 15, 2010.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Prospectus

Until             , 2004, all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

El Pollo Loco, Inc.

Offer to Exchange

$110,000,000 principal amount at maturity of its 9¼% Senior Secured Notes due 2009 that have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9¼% Senior Secured Notes due 2009

Prospectus

                    , 2004

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1) to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2) the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3) the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 20, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Registrant’s

Certificate of Incorporation and Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Registrant will indemnify any and all of its officers and directors. Registrant’s Certificate of Incorporation and Bylaws also relieve its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Registrant currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Registrant.

Item 21. Exhibits and Financial Statement Schedules

The following exhibits are attached hereto:

Exhibit Number	Description of Documents
3.1(1)	Certificate of Incorporation of El Pollo Loco, Inc.

3.2(1)	By-Laws of El Pollo Loco, Inc.

4.1(1)	Indenture, dated as of December 19, 2003, among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee

4.2(1)	Form of Note (included as Exhibit A to Exhibit 4.1)

4.3(1)	Registration Rights Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and Jeffries & Company, Inc.

5.1(1)	Opinion of O’Melveny & Myers LLP regarding the validity of the 9¼% Senior Secured Notes offered hereby

10.1(1)	Credit Agreement, dated as of December 29, 1999, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank, Atlanta

10.2(1)	First Amendment to Credit Agreement and Waiver, dated as of June 3, 2002, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.3(1)	Second Amendment to Credit Agreement, dated as of December 16, 2003, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.4(1)	Third Amendment to Credit Agreement, dated as of December 16, 2003, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.5(1)	Fourth Amendment to Credit Agreement, dated as of March 17, 2004, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.6(1)	Employment Agreement, dated April 10, 2001, between El Pollo Loco, Inc. and Stephen E. Carley

10.7(1)	Employment Agreement, dated April 10, 2002, between El Pollo Loco, Inc. and Joseph Stein

10.8(1)	Employment Agreement, dated December 29, 1999, between El Pollo Loco, Inc. and Kenneth Clark

10.9(1)	Employment Agreement, dated December 29, 1999, between El Pollo Loco, Inc. and Brian Berkhausen

10.10(1)	Employment Agreement, dated January 10, 2000, between El Pollo Loco, Inc. and Pamela Milner

Exhibit Number	Description of Documents
10.11(1)	Management Consulting Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and American Securities Capital Partners, L.P.

10.12(1)	Amendment No. 1 to Management Consulting Agreement, dated November 30, 2003, between El Pollo Loco, Inc. and American Securities Capital Partners, L.P.

10.13(1)	Form of Option Adjustment and Special Bonus Agreement, dated December 1, 2003

10.14(1)	Form of Option Adjustment and Special Bonus Agreement, dated April 10, 2004

10.15(1)	Intercreditor Agreement, dated as of December 19, 2003, between The Bank of New York, as Note Collateral Agent and SunTrust Bank, as Credit Agreement Agent

10.16(1)	Security Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and SunTrust Bank, Atlanta, as Agent

10.17(1)	First Amendment to Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and SunTrust Bank, as Agent

10.18(1)	Trademark Security Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and SunTrust Bank, Atlanta, as Agent

10.19(1)	Parent Pledge Agreement, dated as of December 29, 1999, among EPL Holdings, Inc., EPL Intermediate, Inc. and SunTrust bank, Atlanta, as Agent

10.20(1)	Parent Guaranty, dated as of December 29, 1999, by EPL Holdings, Inc. in favor of SunTrust Bank, Atlanta

10.21(1)	Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and The Bank of New York, as Note Collateral Agent

10.22(1)	Intellectual Property Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and The Bank of New York, as Note Collateral Agent

10.23(1)	Parent Pledge Agreement, dated as of December 19, 2003, between EPL Intermediate, Inc. and The Bank of New York, as Note Collateral Agent

10.24(1)	Form of Non-Qualified Stock Option Agreement with EPL Holdings, Inc.

10.25*(1)	Letter Agreement, dated January 23, 2004, between Gold Kist Inc. and El Pollo Loco, Inc.

10.26*(1)	Letter Agreement, dated February 5, 2004, between Gold Kist Inc. and El Pollo Loco, Inc.

10.27*(1)	Letter Agreement, dated February 5, 2004, between Pilgrims Pride Corporation and El Pollo Loco, Inc.

10.28(1)	Form of Franchise Development Agreement

10.29(1)	Form of Franchise Agreement

12.1(1)	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2(1)	Consent O’Melveny & Myers LLP (included in Exhibits 5.1)

24.1(1)	Power of Attorney (contained on signature page)

25.1(1)	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as Trustee

99.1	Form of Letter of Transmittal

99.2(1)	Form of Notice of Guaranteed Delivery

*	Certain confidential portions of this exhibit have been redacted and filed separately with the Commission pursuant to a Confidential Treatment Request.
(1)	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on August 4, 2004.

EL POLLO LOCO, INC.

By:	/s/ Joseph Stein
Name: Joseph Stein Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Stephen Carley	President, Chief Executive Officer and Director (Principal Executive Officer)	August 4, 2004

* David L. Horing	Director	August 4, 2004

* Michael G. Fisch	Director	August 4, 2004

* Glenn B. Kaufman	Director	August 4, 2004

* Dennis Lombardi	Director	August 4, 2004

/s/ Joseph Stein Joseph Stein	Chief Financial Officer (Principal Financial and Accounting Officer)	August 4, 2004

* Elizabeth Varet	Director	August 4, 2004

*By:	/s/ Joseph Stein
Joseph Stein Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Documents

3.1(1)	Certificate of Incorporation of El Pollo Loco, Inc.

3.2(1)	By-Laws of El Pollo Loco, Inc.

4.1(1)	Indenture, dated as of December 19, 2003, among El Pollo Loco, Inc., EPL Intermediate, Inc. and The Bank of New York, as Trustee

4.2(1)	Form of Note (included as Exhibit A to Exhibit 4.1)

4.3(1)	Registration Rights Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and Jeffries & Company, Inc.

5.1(1)	Opinion of O’Melveny & Myers LLP regarding the validity of the 9¼% Senior Secured Notes offered hereby

10.1(1)	Credit Agreement, dated as of December 29, 1999, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank, Atlanta

10.2(1)	First Amendment to Credit Agreement and Waiver, dated as of June 3, 2002, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.3(1)	Second Amendment to Credit Agreement, dated as of December 16, 2003, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.4(1)	Third Amendment to Credit Agreement, dated as of December 16, 2003, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.5(1)	Fourth Amendment to Credit Agreement, dated as of March 17, 2004, among EPL Intermediate, Inc., El Pollo Loco, Inc., the lenders party thereto and SunTrust Bank

10.6(1)	Employment Agreement, dated April 10, 2001, between El Pollo Loco, Inc. and Stephen E. Carley

10.7(1)	Employment Agreement, dated April 10, 2002, between El Pollo Loco, Inc. and Joseph Stein

10.8(1)	Employment Agreement, dated December 29, 1999, between El Pollo Loco, Inc. and Kenneth Clark

10.9(1)	Employment Agreement, dated December 29, 1999, between El Pollo Loco, Inc. and Brian Berkhausen

10.10(1)	Employment Agreement, dated January 10, 2000, between El Pollo Loco, Inc. and Pamela Milner

10.11(1)	Management Consulting Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and American Securities Capital Partners, L.P.

10.12(1)	Amendment No.1 to Management Consulting Agreement, dated November 30, 2003, between El Pollo Loco, Inc. and American Securities Capital Partners, L.P.

10.13(1)	Form of Option Adjustment and Special Bonus Agreement, dated December 1, 2003

10.14(1)	Form of Option Adjustment and Special Bonus Agreement, dated April 10, 2004

10.15(1)	Intercreditor Agreement, dated as of December 19, 2003, between The Bank of New York, as Note Collateral Agent and SunTrust Bank, as Credit Agreement Agent

10.16(1)	Security Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and SunTrust Bank, Atlanta, as Agent

10.17(1)	First Amendment to Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and SunTrust Bank, as Agent

Exhibit Number	Description of Documents

10.18(1)	Trademark Security Agreement, dated as of December 29, 1999, between El Pollo Loco, Inc. and SunTrust Bank, Atlanta, as Agent

10.19(1)	Parent Pledge Agreement, dated as of December 29, 1999, among EPL Holdings, Inc., EPL Intermediate, Inc. and SunTrust bank, Atlanta, as Agent

10.20(1)	Parent Guaranty, dated as of December 29, 1999, by EPL Holdings, Inc. in favor of SunTrust Bank, Atlanta

10.21(1)	Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and The Bank of New York, as Note Collateral Agent

10.22(1)	Intellectual Property Security Agreement, dated as of December 19, 2003, between El Pollo Loco, Inc. and The Bank of New York, as Note Collateral Agent

10.23(1)	Parent Pledge Agreement, dated as of December 19, 2003, between EPL Intermediate, Inc. and The Bank of New York, as Note Collateral Agent

10.24(1)	Form of Non-Qualified Stock Option Agreement with EPL Holdings, Inc.

10.25*(1)	Letter Agreement, dated January 23, 2004, between Gold Kist Inc. and El Pollo Loco, Inc.

10.26*(1)	Letter Agreement, dated February 5, 2004, between Gold Kist Inc. and El Pollo Loco, Inc.

10.27*(1)	Letter Agreement, dated February 5, 2004, between Pilgrims Pride Corporation and El Pollo Loco, Inc.

10.28(1)	Form of Franchise Development Agreement

10.29(1)	Form of Franchise Agreement

12.1(1)	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2(1)	Consent O’Melveny & Myers LLP (included in Exhibits 5.1)

24.1(1)	Power of Attorney (contained on signature page)

25.1(1)	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as Trustee

99.1	Form of Letter of Transmittal

99.2(1)	Form of Notice of Guaranteed Delivery

*	Certain confidential portions of this exhibit have been redacted and filed separately with the Commission pursuant to a Confidential Treatment Request.
(1)	Previously filed.